Exhibit (a)(1)

Hudson Ltd.
4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom
[•], 2020
To the shareholders of Hudson Ltd.
On August 18, 2020, Hudson Ltd. (“Hudson”) entered into a definitive merger agreement with Dufry AG (“Dufry”) and its indirect wholly owned subsidiary, Dufry Holdco Ltd. (“Merger Sub”) (the “merger agreement”). Pursuant to the terms of the merger agreement and a related statutory merger agreement (the “statutory merger agreement”), Merger Sub will be merged with and into Hudson, with Hudson surviving the merger as an indirect wholly owned subsidiary of Dufry (the “merger”).
If the merger is completed, holders of Hudson Class A common shares of par value $0.001 each (the “Class A common shares”) (other than Hudson, Dufry or any of their respective subsidiaries) will have the right to receive $7.70 in cash, without interest and less any applicable withholding taxes, for each Class A common share that they own immediately prior to the effective time of the merger unless they have properly exercised appraisal rights for such shares in accordance with the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”). The purchase price represents a premium of approximately 50.1% over Hudson’s closing share price on August 18, 2020, the last trading day prior to the announcement that Hudson had entered into the merger agreement and a premium of approximately 63.1% based on the volume weighted average price of $4.72 per share during the 30 days ended on the same date.
We will hold a special general meeting of our shareholders at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda in connection with the proposed merger on [•], 2020 at [•] (the “special general meeting”) (unless the special general meeting is adjourned or postponed). Attendance at the special general meeting will be limited to virtual attendance and the proceedings of the special general meeting are scheduled to be held exclusively online via live webcast. The special general meeting can only be accessed by visiting www.virtualshareholdermeeting.com/HUD2020SM (the “virtual meeting website”), where you will be able to attend the special general meeting and vote. Please note you will not be able to attend the special general meeting in person. We have chosen to adopt these arrangements for virtual attendance rather than permit in-person attendance given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our shareholders.
At the special general meeting (or any adjournment or postponement thereof), shareholders will be asked to vote on the proposal to approve and adopt the merger agreement and the statutory merger agreement, as each may be amended from time to time. The affirmative votes of a majority of the votes cast by holders of the Class A common shares and Class B common shares (of par value $0.001 each) of Hudson (voting as a single class) in attendance via the virtual meeting website or represented by proxy at the special general meeting and entitled to vote on such proposal must vote “FOR” the merger proposal to approve and adopt the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger (the “merger proposal”).
Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the approval and adoption of the merger agreement and the statutory merger agreement at the special general meeting, which shares represent approximately 93.1% of the total voting power of all Hudson shares, which is sufficient to approve the merger proposal at the special general meeting.
We cannot complete the merger unless Hudson shareholders approve and adopt the merger agreement and the statutory merger agreement. Whether or not you are able to attend the special general meeting via the virtual meeting website, please complete, sign and date the enclosed proxy card and return it in the envelope provided or vote by telephone (at the toll-free number indicated on the proxy card) or via the internet (at the voting site indicated on the proxy card) as promptly as possible so that your shares may be represented and voted at the special general meeting (or any adjournment or postponement thereof).
A special committee of the Hudson board of directors composed solely of independent and disinterested directors (the “special committee”) reviewed and considered the terms and conditions of the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement. After careful consideration, the special committee unanimously recommended that the Hudson board of directors determine that the merger consideration offered for each Class A common share constitutes “fair value” in accordance with the Bermuda Companies Act and adopt resolutions approving and declaring advisable the transactions contemplated by the merger agreement and the statutory merger agreement and recommending that the Hudson shareholders approve and adopt the merger agreement, the statutory merger agreement and the transactions contemplated thereby including the merger.
After careful consideration, the Hudson board of directors, acting upon the unanimous recommendation of the special committee, by unanimous resolution of members in attendance at such meeting, has determined that the merger consideration offered for each Class A common share constitutes “fair value” in accordance with the Bermuda Companies Act and that the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement are fair to and in the best interests of Hudson shareholders and has approved the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger. The Hudson board of directors recommends that Hudson shareholders vote “FOR” the merger proposal.
The obligations of Hudson and Dufry to complete the merger are subject to the satisfaction or waiver of certain conditions. The accompanying shareholder circular contains detailed information about Hudson, the special general meeting, the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement.
If you have any questions or need assistance voting your shares of Hudson, please contact us at investorrelations@hudsongroup.com.
Thank you for your consideration of this matter.
Sincerely,

Juan Carlos Torres Carretero Chairman of the Board of Directors
HUDSON IS A “FOREIGN PRIVATE ISSUER” WITHIN THE MEANING OF RULE 3B-4 OF THE EXCHANGE ACT OF 1934, AS AMENDED, AND AS A RESULT, HUDSON IS NOT REQUIRED TO COMPLY WITH U.S. PROXY REQUIREMENTS.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER, PASSED UPON THE MERITS OF THE MERGER AGREEMENT, THE STATUTORY MERGER AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE STATUTORY MERGER AGREEMENT OR DETERMINED IF THE ACCOMPANYING SHAREHOLDER CIRCULAR IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THIS SHAREHOLDER CIRCULAR WILL NOT BE FILED WITH ANY GOVERNMENT OR REGULATORY AUTHORITY IN BERMUDA. NEITHER THE BERMUDA MONETARY AUTHORITY NOR THE REGISTRAR OF COMPANIES IN BERMUDA ACCEPTS ANY RESPONSIBILITY FOR HUDSON’S FINANCIAL SOUNDNESS OR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED IN THIS SHAREHOLDER CIRCULAR.
The accompanying shareholder circular is dated [•], 2020 and, together with the enclosed form of proxy, is first being mailed to Hudson shareholders on or about [•], 2020.

Hudson Ltd.
4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom
NOTICE OF

SPECIAL GENERAL MEETING OF SHAREHOLDERS
DATE & TIME	[•], 2020 at [•], at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
PLACE
The special general meeting of shareholders of Hudson will be held at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and shareholders can attend exclusively online via live webcast (the “special general meeting”) which can be accessed by visiting www.virtualshareholdermeeting.com/HUD2020SM (the “virtual meeting website”), where you will be able to attend the special general meeting and vote.

ITEMS OF BUSINESS
Consider and vote on: A proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 18, 2020, as may be amended from time to time (the “merger agreement”), and the related Statutory Merger Agreement (the “statutory merger agreement), by and among Hudson Ltd. (“Hudson”), Dufry AG (“Dufry”) and Dufry Holdco Ltd., an indirect wholly owned subsidiary of Dufry (“Merger Sub”), a copy of which is included as Annex A to the shareholder circular of which this notice forms a part, and the transactions contemplated thereby, including a merger pursuant to which Merger Sub will be merged with and into Hudson, with Hudson surviving the merger as an indirect wholly owned subsidiary of Dufry (the “merger”).

RECORD DATE
Holders of Hudson Class A common shares and Hudson Class B common shares of record at the close of business in New York City on October 19, 2020 are entitled to notice of, to attend and to vote at the special general meeting.

VOTING BY PROXY
The Hudson board of directors is soliciting your proxy to assure that a quorum is present and that your shares are represented and voted at the special general meeting. For information on submitting your proxy over the internet, by telephone or by returning your proxy by mail (no extra postage is needed for the provided envelope if mailed in the United States), please see the attached shareholder circular and enclosed proxy card. If you later decide to vote at the special general meeting via the virtual meeting website, your proxy prior to the special general meeting will be revoked.

RECOMMENDATIONS	The Hudson board of directors recommends that you vote:
• “FOR” the proposal to approve and adopt the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger (the “merger proposal”)
VOTING AGREEMENT
Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the approval and adoption of the merger agreement and the statutory merger agreement at the special general meeting, which shares represent approximately 93.1% of the total voting rights of all Hudson shares, which is sufficient to approve the merger proposal at the special general meeting without the affirmative vote of any other Hudson shareholder.

APPRAISAL RIGHTS
For the purposes of Section 106(6)(b)(i) of the Bermuda Companies Act the board of directors of Hudson has determined that $7.70 in cash, without interest thereon, is “fair value” for each Hudson Class A common share. Under Bermuda law, any record holder of Hudson Class A common shares who does not vote in favor of the merger and who is not satisfied that they have been offered “fair value” for their shares is permitted to apply to the Supreme Court of Bermuda for an appraisal of the “fair value” of their shares within one month from the giving of this notice convening the special general meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING VIA THE VIRTUAL MEETING WEBSITE, PLEASE VOTE OVER THE INTERNET OR BY TELEPHONE PURSUANT TO THE INSTRUCTIONS CONTAINED IN THESE MATERIALS, OR BY MAIL BY COMPLETING, DATING, SIGNING AND RETURNING A PROXY CARD AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE SPECIAL GENERAL MEETING AND WISH TO VOTE YOUR SHARES PERSONALLY VIA THE VIRTUAL MEETING WEBSITE, YOU MAY DO SO.
A shareholder who has given a proxy may revoke it at any time before it is exercised at the special general meeting by: (i) attending the special general meeting and voting via the virtual meeting website; (ii) submitting a further proxy by the internet or telephone (only the last proxy appointed by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Time on [•]; (iii) delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date such shareholder appointed its proxy by internet or telephone, but prior to the date of the special general meeting, stating that the proxy is revoked; or (iv) signing and delivering a subsequently dated proxy card prior to the vote at the special general meeting.
You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, NY 11717, USA.
If you are a registered holder you may request a new proxy card by calling Broadridge at 1-800-690-6903, or visit http:// www.proxyvote.com to submit a request online.
If your shares are held by a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares or obtain a proxy, executed in your favor, from that record holder giving you the right to vote the shares at the special general meeting.
The shareholder circular of which this notice forms a part provides a detailed description of the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement. We urge you to read the shareholder circular, including any documents incorporated by reference, and its annexes carefully and in their entirety. If you have any questions concerning the merger or the shareholder circular, would like additional copies of the shareholder circular or need help voting your Hudson Class A common shares or Hudson Class B common shares, please contact Hudson at: investorrelations@hudsongroup.com
By Order of the Board of Directors of Hudson Ltd.

Juan Carlos Torres Carretero Chairman of the Board of Directors
Feltham, Middlesex, United Kingdom
[•], 2020

Hudson Ltd.
4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom
HUDSON LTD.
SHAREHOLDER CIRCULAR
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Page
SUMMARY	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	12
THE COMPANIES	14
Hudson Ltd.	14
Dufry AG	14
Dufry Holdco Ltd.	14
THE SPECIAL GENERAL MEETING	15
Date, Time and Place	15
Purpose of the Special General Meeting	15
Recommendation of the Hudson Board of Directors and the Special Committee	15
Record Date; Shareholders Entitled to Vote	16
Quorum	16
Required Vote	16
Abstentions and Broker Non-Votes	16
Failure to Vote	17
Voting by Hudson’s Directors and Executive Officers	17
Voting at the Special General Meeting	17
Shares Held in Name of Broker	19
Tabulation of Votes	19
Solicitation of Proxies	19
Other Information	19
SPECIAL FACTORS	20
Effects of the Merger	20
Effects on Hudson If the Merger Is Not Completed	21
Plans for Hudson after the Merger	21
Background of the Merger	22
Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger	30
Alternatives to the Merger	37
Dufry’s and Merger Sub’s Reasons for the Merger	37
Position of Dufry and Merger Sub as to the Fairness of the Merger	38
Opinion of Lazard Frères & Co. LLC	40
Opinion of Banco Santander, S.A.	46
Certain Financial Information	52
Interests of Hudson’s Directors and Executive Officers in the Merger	55
Directors’ and Officers’ Indemnification and Insurance	56
Financing of the Merger	56
Regulatory Clearances and Approvals Required for the Merger	56
Fees and Expenses	57
Material U.S. Federal Income Tax Consequences of the Merger	57
Material Bermuda Tax Consequences of the Merger	57
Delisting and Deregistration of Hudson Class A Common Shares	57
Appraisal Rights	57

SUMMARY
This summary highlights information contained elsewhere in this shareholder circular and may not contain all the information that is important to you with respect to the merger. We urge you to read carefully the remainder of this shareholder circular, including the attached annexes, and the other documents to which we have referred you. For additional information on Hudson included in documents incorporated by reference into this shareholder circular, see the section entitled “Where You Can Find More Information” beginning on page 96 of this shareholder circular. We have included page references in this summary to direct you to a more complete description of the topics presented below.
All references to “Hudson,” “we,” “us” or “our” in this shareholder circular refer to Hudson Ltd., a Bermuda exempted company; all references to “Dufry” refer to Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law; and all references to “Merger Sub” refer to Dufry Holdco Ltd., a Bermuda exempted company and an indirect wholly owned subsidiary of Dufry formed for the sole purpose of effecting the merger; all references to “Hudson Class A common shares” refer to the Class A common shares, par value $0.001 per share, of Hudson; all references to “Hudson Class B common shares” refer to the Class B common shares, par value $0.001 per share, of Hudson; all references to the “Hudson board” or “Hudson board of directors” refer to the board of directors of Hudson; all references to the “merger” refer to the merger of Merger Sub with and into Hudson with Hudson as the surviving company of the merger and an indirect wholly owned subsidiary of Dufry; unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of August 18, 2020, as may be amended from time to time, by and among Hudson, Dufry and Merger Sub, a copy of which is included as Annex A to this shareholder circular; and all references to the “statutory merger agreement” refer to the Statutory Merger Agreement by and among Hudson, Dufry and Merger Sub, a copy of which is included as Annex B to this shareholder circular. Hudson, following the completion of the merger, is sometimes referred to in this shareholder circular as the “surviving company.”
THE COMPANIES
Hudson Ltd. (see page 14)
Hudson is one of the largest and most recognizable travel retailers in North America. Hudson owns and manages over 1,000 duty-paid and duty-free stores in 89 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world.
Hudson’s principal executive office is located at 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom. Hudson’s telephone number is +44 (0) 208 624 4300. Hudson’s internet website address is www.hudsongroup.com. The information provided on the Hudson website is not part of this shareholder circular and is not incorporated in this shareholder circular by reference by this or any other reference to its website provided in this shareholder circular.
Hudson Class A common shares are listed and trade on the New York Stock Exchange (the “NYSE”) under the symbol “HUD.”
Dufry AG (see page 14)
Dufry is a leading global travel retailer with operations in 65 countries on six continents as of December 31, 2019, combining prime operations in developed markets with strong positions in emerging markets.
Dufry’s principal executive office is located at Brunngässlein 12, 4052 Basel, Switzerland. Dufry’s telephone number is +41 61 266 44 44.
Shares of Dufry are listed and trade on the SIX Swiss Stock Exchange under the symbol “DUFN.”
Dufry Holdco Ltd. (see page 14)
Merger Sub is an indirect wholly owned subsidiary of Dufry and was incorporated in August, 2020 for the purpose of completing the merger with Hudson. Merger Sub has not carried out any activities to date, except for activities incidental to its incorporation and activities undertaken in connection with the transactions contemplated by the merger agreement and the statutory merger agreement.

Merger Sub’s registered office is located at Canon’s Court, 22 Victoria Street Hamilton HM 12, Bermuda. Merger Sub’s telephone number is +1-441-298-3300.
THE MERGER
A copy of the merger agreement is attached as Annex A to this shareholder circular and a copy of the statutory merger agreement is attached as Annex B to this shareholder circular. We encourage you to read the entire merger agreement and statutory merger agreement carefully because they are the principal documents governing the merger. For more information on the merger agreement, and statutory merger agreement see the section entitled “The Merger Agreement” beginning on page 59 of this shareholder circular.
Effects of the Merger (see page 20)
Pursuant to the terms of the merger agreement and the statutory merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Hudson. As a result of the merger, the separate existence of Merger Sub will cease, and Hudson will survive the merger as an indirect wholly owned subsidiary of Dufry.
Upon consummation of the merger, your Hudson Class A common shares will no longer be issued and outstanding and will automatically be canceled and cease to exist in exchange for the right to receive payment of the merger consideration (described below) unless you have properly exercised appraisal rights in accordance with the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”). As a result, you will not own any shares of the surviving company, and you will no longer have any interest in its future earnings or growth. As a result of the merger, Hudson will cease to be a publicly-traded company and will be indirectly wholly owned subsidiary of Dufry. Following consummation of the merger, the surviving company will terminate the registration of Hudson Class A common shares on the NYSE and Hudson will no longer be subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Merger Consideration (see page 60)
Upon the terms and subject to the conditions of the merger agreement and the statutory merger agreement, at the effective time of the merger, holders of Hudson Class A common shares (other than Hudson, Dufry or any of their respective subsidiaries) will have the right to receive $7.70 in cash, without interest and less any applicable withholding taxes (the “merger consideration”), for each Hudson Class A common shares that they own immediately prior to the effective time of the merger.
Treatment of Hudson Restricted Stock Units (see page 62)
•
At the effective time of the merger, each vested restricted stock unit, if any, with respect to Hudson Class A common shares (each, a “vested RSU”) will be canceled, and Hudson will pay the holder of any such award at or promptly after the effective time of the merger, but in no event later than 60 days following the date on which such vested RSU became vested, an amount in cash equal to the product of the merger consideration and the number of Hudson Class A common shares represented by such award (the “equity cash payment”). Notwithstanding the foregoing, in the event that Hudson determines prior to the closing of the merger that any vested RSU constitutes nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), and that it is not permitted to be paid as described in the immediately preceding sentence without triggering a tax under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Hudson stock plan and award agreement that will not trigger a tax under Section 409A of the Code as determined by Hudson prior to the closing of the merger; and

•
At the effective time of the merger, each unvested restricted stock unit with respect to Hudson Class A common shares (each, an “unvested RSU”) and unvested performance stock unit with respect to Hudson Class A common shares (each, an unvested PSU) will be canceled and converted into the right to receive, in full satisfaction of any such unvested RSU or unvested PSU, the equity cash payment. For purposes of the unvested PSUs, the number of Hudson Class A common shares underlying the unvested PSUs will be calculated based on the achievement of performance results as of the closing date of the merger, with the performance targets for the year of closing prorated for the portion of the year that has elapsed prior to the closing. The equity cash payment for each unvested RSU and unvested PSU shall remain subject to the vesting terms set forth in the participant’s award agreement, and the applicable portion of the equity cash payment will be paid in cash as promptly as practicable following the scheduled vesting date set forth in the award agreement, but in no event later than two months following the scheduled vesting date.
Recommendation of the Hudson Board of Directors and the Special Committee (see page 30)
After careful consideration, a special committee of the Hudson board of directors composed solely of independent and disinterested directors (the “special committee”) unanimously recommended that the Hudson board of directors determine that the consideration offered for each Class A common share constitutes “fair value” in accordance with the Bermuda Companies Act, and adopt resolutions approving and declaring advisable the transactions contemplated by the merger agreement and the statutory merger agreement and recommending that the Hudson shareholders approve and adopt the merger agreement, the statutory merger agreement and the transactions contemplated thereby, including the merger. Certain factors considered by the special committee in reaching its decision described above can be found in the section entitled “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on page 30 of this shareholder circular.
After careful consideration, the Hudson board of directors, acting upon the unanimous recommendation of the special committee, by unanimous resolution of members in attendance at such meeting, has determined that the merger consideration offered for each Class A common share constitutes “fair value” in accordance with the Bermuda Companies Act and has approved the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement. Certain factors considered by the Hudson board of directors in reaching its decision to approve and adopt the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement can be found in the section entitled “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on page 30 of this shareholder circular.
The Hudson board recommends that Hudson shareholders vote:
•	“FOR” the proposal to approve and adopt the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger (the “merger proposal”).
Position of Hudson as to the Fairness of the Merger (see page 36 )
Hudson believes that the merger is both procedurally and substantively fair to the unaffiliated shareholders. Its belief is based upon the factors discussed under “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on page 36 of this shareholder circular.
Position of Dufry and Merger Sub as to the Fairness of the Merger (see page 38)
Each of Dufry and Merger Sub believe that the merger is both procedurally and substantively fair to the holders of Hudson Class A common shares that are not affiliated with Dufry and Merger Sub (the “unaffiliated shareholders”). Their belief is based upon the factors discussed under “Special Factors—Position of Dufry and Merger Sub as to the Fairness of the Merger” beginning on page 38 of this shareholder circular.
Each of Dufry and Merger Sub is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Dufry and Merger Sub as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of Hudson as to how to vote on the proposal to authorize and approve the merger agreement, the statutory merger agreement and the transactions contemplated thereby including the merger.
Opinion of Lazard Frères & Co. LLC (see page 40)
On August 17, 2020, at a meeting of the special committee held to evaluate the merger, Lazard Frères & Co. LLC (“Lazard”) rendered to the special committee an oral opinion, which was confirmed by delivery of a written opinion dated August 17, 2020, to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration of $7.70 in cash per Class A common share to be paid to holders of Class A common shares (other than excluded holders, as defined in such opinion and described in the section entitled “Special Factors—Opinion of Lazard Frères & Co. LLC”) was fair, from a financial point of view, to such holders.
The full text of Lazard’s written opinion, dated August 17, 2020, to the special committee, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached to this shareholder circular as Annex C and is incorporated into this shareholder circular by reference. The summary of Lazard’s opinion set forth in the section entitled “Special Factors—Opinion of Lazard Frères & Co. LLC” is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex C. You are encouraged to read Lazard’s opinion and the summary of Lazard’s opinion carefully and in their entirety. Lazard’s opinion was for the benefit of the special committee (in its capacity as such) and Lazard’s opinion was rendered to the special committee in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Class A common shares (other than excluded holders) of the merger consideration to be paid to such holders pursuant to the merger agreement. Lazard’s opinion was not intended to and does not constitute a recommendation to any Hudson shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.
For additional information, see the section entitled “Special Factors—Opinion of Lazard Frères & Co. LLC” beginning on page 40 of this shareholder circular and Annex C to this shareholder circular.
Opinion of Banco Santander, S.A. (see page 46)
On August 17, 2020, at a meeting of the special committee held to evaluate the proposed merger at which the merger agreement was approved, Banco Santander, S.A. (“Santander”) rendered to the special committee an oral opinion, confirmed by delivery of a written opinion, dated August 19, 2020, to the effect that, as of the date of the oral opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Santander as set forth in its written opinion, the merger consideration to be received by the holders of the Class A common shares (other than Dufry and Dufry’s affiliates) was fair, from a financial point of view, to such holders.
The full text of Santander’s written opinion, dated August 19, 2020, to the special committee, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Santander in rendering its opinion, is attached to this shareholder circular as Annex D and is incorporated herein by reference in its entirety. The summary of Santander’s opinion in the section entitled “Special Factors—Opinion of Banco Santander, S.A.” beginning on page 46 of this shareholder circular is qualified in its entirety by reference to the full text of Santander’s opinion. Santander’s opinion was rendered to the special committee (in its capacity as such) in connection with its evaluation of the proposed merger and was limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Class A common shares (other than Dufry and Dufry’s affiliates), as of the date of the opinion. Santander’s opinion did not address any other aspects or implications of the proposed merger or the merger agreement. Santander’s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger or otherwise.
For additional information, see the section entitled “Special Factors— Opinion of Banco Santander, S.A.” beginning on page 46 of this shareholder circular and Annex D to this shareholder circular.
Financing of the Merger (see page 56)
Dufry expects to provide the amount of funds necessary to complete the merger and the related transactions through an equity rights offering, which has been fully underwritten by a bank consortium. The completion of the merger is conditioned on the completion of an equity rights offering (the “rights offering”) by Dufry resulting in net proceeds in an amount at least equal to the amount of funds necessary to complete the merger. In order to consummate the rights offering, Dufry must obtain the approval of its shareholders to increase the share capital of Dufry (the “share capital increase”). In connection with the rights offering, Dufry has secured a CHF 415 million equity investment commitment from funds managed by Advent International Corporation or its affiliates to purchase shares at CHF 28.50 per share in the rights offering (to the extent such rights are not taken up by Dufry shareholders).

Dufry has plans with respect to the financing of the merger, other than the rights offering. For more information on Dufry’s financing arrangements for the merger, see the section entitled “Special Factors—Financing of the Merger” beginning on page 56 of this shareholder circular.
Material U.S. Federal Income Tax Consequences of the Merger (see page 57)
The exchange of Hudson Class A common shares for cash in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state and local and other tax laws. You should read the section entitled “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this shareholder circular and consult your tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Regulatory Clearances and Approvals Required for the Merger (see page 56)
Under the terms of the merger agreement, each of Hudson and Dufry agrees to use their respective reasonable best efforts (except where the merger agreement specifies a different standard) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable with any government authority or other third party all documentation to effect all necessary filings and obtaining any specified regulatory approvals. The completion of the merger is not conditioned upon any regulatory approvals having been obtained.
See the section entitled “Special Factors—Regulatory Clearances and Approvals Required for the Merger” beginning on page 56 of this shareholder circular for a more detailed discussion of the parties’ obligations with respect to obtaining regulatory approvals in connection with the merger.
Expected Timing of the Merger (see page 71)
We expect to complete the merger in the fourth quarter of 2020. The merger is subject to various conditions, however, and it is possible that factors outside the control of Hudson or Dufry could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the special general meeting and the completion of the merger. We expect to complete the merger promptly following the satisfaction or, to the extent permitted, waiver of the other conditions to the consummation of the merger. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 71 of this shareholder circular.
Conditions to Completion of the Merger (see page 71)
As more fully described in this shareholder circular and in the merger agreement, each party’s obligation to consummate the merger depends on a number of conditions being satisfied, including:
•
The affirmative vote of a majority of the votes cast by the holders of the Hudson Class A common shares and Class B common shares (voting as a single class) present at the special general meeting approving the merger agreement and the statutory merger agreement will have been obtained in accordance with applicable law;

•	No provision of any applicable law will restrain, enjoin, prohibit or otherwise make illegal the consummation of the merger or any of the transactions contemplated by the merger agreement;
•
Subject to certain qualifications, the other party having performed in all material respects all of its obligations under the merger agreement contemplated to be performed by it at or prior to the effective time of the merger; and

•
Subject to certain qualifications, the accuracy of representations and warranties made by the other party in the merger agreement (subject generally to a material adverse effect standard, with different standards applicable to certain representations and warranties).

Furthermore, Dufry’s obligation to consummate the merger depends on a number of additional conditions being satisfied, including:
•	Settlement and completion by Dufry of the rights offering resulting in net proceeds in an amount at least equal to the amount of funds necessary to complete the merger;
•
Receipt by Dufry of the consent to the merger of the lender or lenders whose commitments aggregate more than 66 2∕3 per cent of the total commitments outstanding at any time under each of (i) the $700,000,000, EUR 500,000,000 and EUR 1,300,000,000 Multicurrency Term and Revolving Credit Facilities Agreement dated 3 November 2017 and made between, among others, Dufry, Dufry International AG, the various lenders party thereto from time to time and ING Bank N.V. (as the agent), and (ii) the EUR 367,000,000 Multicurrency Term and Revolving Credit Facilities dated 29 May 2020 and made between, among others, Dufry, Dufry International AG, the various lenders party thereto from time to time and ING Bank N.V. (as the agent) (the “lender consents”); and

•
Receipt by Dufry of the consents to the rights offering and related Dufry share capital increase by the joint global coordinators on behalf of the managers pursuant to the Accelerated Bookbuilding Agreement between Dufry and the managers named therein (the “manager consents”).

Restrictions on Solicitation of Acquisition Proposals; Changes in Board or Special Committee Recommendation (see page 66)
Subject to certain exceptions, prior to the closing, Hudson has agreed that neither Hudson nor any of its subsidiaries will, nor will Hudson or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly:
•
Solicit, initiate or take any action to knowingly facilitate or encourage the submission of any “acquisition proposal” (as described in the section entitled “The Merger Agreement— Restrictions on Solicitation of Acquisition Proposals; Changes in Board or Special Committee Recommendation”);

•
Enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Hudson or any of its subsidiaries or afford access to the business, properties, assets, books or records of Hudson or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, an acquisition proposal;

•
Make an adverse recommendation change (as described in the section entitled “The Merger Agreement— Restrictions on Solicitation of Acquisition Proposals; Changes in Board or Special Committee Recommendation”) with regard to the merger;

•	Fail to enforce, grant a waiver or release under a standstill or similar agreement with respect to any class of equity securities of Hudson or any of its subsidiaries; or
•	Enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an acquisition proposal.
Notwithstanding the restrictions described above, at any time prior to the adoption of the merger agreement by Hudson’s shareholders (but in no event after obtaining the adoption of the merger agreement by Hudson’s shareholders), (i) Hudson, acting at the direction of the special committee, directly or indirectly through its representatives, may (A) subject to the restrictions described above, engage in negotiations or discussions with any third party or its representatives if such third party has made after the date of the merger agreement a bona fide, unsolicited, written acquisition proposal that the special committee determines in good faith by a majority vote, after considering advice from the special committee financial advisors and outside legal counsel to the special committee, constitutes or would reasonably be expected to result in a “superior proposal” (as described in the section entitled “The Merger Agreement— Restrictions on Solicitation of Acquisition Proposals; Changes in Board or Special Committee Recommendation”) and (B) thereafter furnish to such third party or its representatives non-public information relating to Hudson or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party, which confidentiality agreement with such third party will include customary standstill obligations, but will not in any event include provisions requiring exclusive negotiations; and (ii) following receipt of a superior proposal after the date of the merger agreement, the special committee and/or board of directors of Hudson may make an adverse recommendation change; in each of the foregoing clauses (i) and (ii), only if the special committee or the board of directors of Hudson, as applicable, determines in good faith by a majority vote, after considering advice from outside legal counsel to Hudson, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the laws of Bermuda.
Neither the special committee nor the board of directors of Hudson is permitted to make an adverse recommendation change pursuant to the exceptions described above unless (i) Hudson promptly notifies Dufry, in writing at least five business days before taking such action, of its intention to do so, (ii) if requested by Dufry, during such five business day or longer period, Hudson and its representatives have discussed and negotiated in good faith with Dufry regarding any proposal by Dufry to amend the terms of the merger agreement in response to such superior proposal, (iii) Dufry does not make, within such five business day or longer period after its receipt thereof, an offer to amend the terms of the merger agreement that is at least as favorable to the shareholders of Hudson as such superior proposal and (iv) after such five business days or longer period, the special committee determines in good faith by a majority vote, after considering advice from the special committee financial advisors and outside legal counsel to Hudson, and taking into account any proposal by Dufry to amend the terms of the merger agreement made during such period, that (A) such acquisition proposal continues to be a superior proposal and (B) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the laws of Bermuda (it being understood and agreed that any amendment to the financial or other material terms of any such superior proposal will require the obligations of Hudson above to be complied with anew).
Termination of the Merger Agreement (see page 72)
•
The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger (notwithstanding any approval or adoption of the merger agreement by the shareholders of Hudson or Dufry):

•	by mutual written agreement of Hudson (at the direction of the special committee) and Dufry;
•	by either Hudson (at the direction of the special committee) or Dufry if:
•
The merger has not been consummated on or before 5:00 p.m. (New York City time) on December 18, 2020 (the “end date”); provided that if the conditions requiring Dufry to have settled and completed the rights offering, to have received the lender consents and to have received the manager consents have not been satisfied, but all of the other conditions to Dufry’s obligation to close have been satisfied or waived by Dufry in writing (other than those conditions that by their nature are to be satisfied at the closing, but which are capable of being satisfied), the end date may be extended by Hudson or Dufry to a date not beyond April 18, 2021; and provided further that the right to terminate the merger agreement pursuant to this provision will not be available to any party whose breach of any provision of the merger agreement results in the failure of the merger to be consummated by such time;

•
The approval by the shareholders of Dufry of an increase in Dufry’s share capital (necessary to consummate the rights offering) has not been obtained at the extraordinary general meeting of the shareholders of Dufry (including any postponement thereof); provided that the right to terminate the merger agreement pursuant to this provision will not be available to Dufry if it has not complied with its obligations to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain such approval of the shareholders of Dufry and complete the rights offering; or

•
There will be any applicable law that (A) makes consummation of the merger or any of the other transactions contemplated thereby illegal or otherwise prohibited or (B) enjoins Hudson, Dufry or Merger Sub from consummating the merger or any other transactions contemplated thereby and in each case if such applicable law is an order, such order will have become final and nonappealable;

•	by Dufry if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hudson set forth in the merger agreement will have occurred that would cause the applicable conditions not to be satisfied, and such breach or failure is incapable of being cured by the end date or, if curable by the end date, has not been cured by Hudson within 30 days after receipt by Hudson of written notice from Dufry of such breach or failure to perform; and
•
by Hudson if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Dufry or Merger Sub set forth in the merger agreement has occurred that would cause the applicable conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, has not been cured by Dufry within 30 days after receipt by Dufry of written notice from Hudson of such breach or failure to perform.

Termination Fee Payable by Dufry (see page 73)
•
Dufry has agreed to pay Hudson a termination fee of (x) $6,000,000 or (y) in the event that the end date is extended beyond December 18, 2020, $12,000,000 in cash if the merger agreement is terminated by:

•
Hudson or Dufry because the merger has not been consummated on or before the end date and at the time of such termination, any of the closing conditions requiring Dufry to have settled and completed the rights offering, received the lender consents or received the manager consents have not been satisfied, but all of the other conditions to Dufry’s obligation to close have been satisfied or waived by Dufry in writing (other than those conditions that by their nature are to be satisfied at the closing, but which are capable of being satisfied);

•
Hudson or Dufry because the approval by the shareholders of Dufry to approve an increase in Dufry’s share capital has not been obtained at the extraordinary general meeting of the shareholders of Dufry (including any postponement thereof); or

•
Hudson if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Dufry or Merger Sub set forth in the merger agreement has occurred that would cause the applicable conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, has not been cured by Dufry within 30 days after receipt by Dufry of written notice from Hudson of such breach or failure to perform (or any other termination of the merger agreement at a time when the merger agreement is terminable pursuant to this bullet).

•	Dufry is not entitled to receive a termination fee payable by Hudson.
Remedies; Maximum Liability (see page 73)
If the merger agreement is terminated, the merger agreement will become void and of no effect without liability of any party (or any shareholder or representative of such party) (except as set forth in the section “The Merger Agreement—Termination Fee Payable by Dufry” beginning on page 73 of this shareholder circular); provided that, if such termination resulted from Hudson’s or Dufry’s fraud or the willful (i) failure of Hudson or Dufry to fulfill a condition to the performance of the obligations of the other party or (ii) breach of the merger agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.
Specific Performance (see page 73)
The merger agreement provides that the parties will be entitled to an injunction to prevent breaches of the merger agreement and to specifically enforce the performance of the terms and provisions of the merger agreement.
Appraisal Rights (page 76)
Under Bermuda law holders of Hudson Class A common shares have rights of appraisal pursuant to which those holders of Hudson Class A common shares who do not vote in favour of the merger proposal and who are not satisfied that they have been offered “fair value” for their shares may apply to the Supreme Court of Bermuda for an appraisal of the “fair value” of their shares within one month of the giving of the notice of the special general meeting of Hudson provided that they otherwise fully comply with the requirements of seeking appraisal under the Bermuda Companies Act (such a person, a ‘dissenting shareholder’ and all Hudson Class A common shares held by such dissenting shareholder, “dissenting shares”). Any dissenting shareholder will not be paid the merger consideration and will instead be entitled, in lieu of the merger consideration, to receive the “fair value” of such shares, as appraised by the Supreme Court of Bermuda under the Bermuda Companies Act, from Hudson as the surviving company by payment within one month after such appraisal by the Supreme Court of Bermuda. If a dissenting shareholder fails to exercise, effectively withdraws or otherwise waives any right to appraisal, such dissenting shareholder’s Hudson Class A common shares will be canceled as of the effective time of the merger and converted into the right to receive the merger consideration. For a more complete description of the available appraisal rights, see the section entitled “Appraisal Rights of Shareholders” beginning on page 76 of this shareholder circular. The full text of Section 106 of the Bermuda Companies Act is attached to this shareholder circular as Annex E.
The Special General Meeting (see page 15)
The special general meeting is scheduled to be held on [•], 2020 at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with attendance permitted only online via live webcast on www.virtualshareholdermeeting.com/HUD2020SM at [•]. The special general meeting can be accessed by visiting www.virtualshareholdermeeting.com/HUD2020SM, where you will be able to attend the special general meeting and vote. Please note that you will not be able to attend the special general meeting in person. Please have your 16-digit control number to join the special general meeting. Instructions on how to attend and participate online are also posted online at www.virtualshareholdermeeting.com/HUD2020SM. We elected to use a virtual meeting given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our shareholders.
The special general meeting is being held in order to consider and vote on the merger proposal, which is further described in the sections entitled “Special Factors” and “The Merger Agreement,” beginning on pages 20 and 59, respectively, of this shareholder circular.
Only holders of record of Hudson Class A common shares and Class B common shares at the close of business in New York City on October 19, 2020, the record date for the special general meeting, will be entitled to notice of, and to vote at, the special general meeting or any adjournments or postponements of the special general meeting.
At the close of business in New York City on the record date, (i) [•] Hudson Class A common shares and [•] Hudson Class B common shares were issued and outstanding and held by [•] holders of record; and (ii) Dufry was entitled to vote, indirectly, 53,093,315 shares of Hudson Class B common shares, which are all of the Hudson Class B common shares issued and outstanding on that date, representing approximately 93.1% of the total voting power of all the Hudson shares. As of [•], 2020, the directors and executive officers of Hudson and their affiliates were entitled to vote [•] shares of Hudson Class A common shares, or approximately [•]% of the Hudson Class A common shares issued and outstanding on that date. Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the merger proposal at the special general meeting, which represents sufficient votes to approve the merger proposal at the special general meeting without the affirmative vote of any other Hudson shareholder. Hudson and Dufry expect that all of Hudson’s directors and executive officers will vote their shares in favor of the merger proposal. None of Hudson’s directors and executive officers is obligated to vote in favor of the proposal.
The presence at the special general meeting, by attendance via the virtual meeting website or by proxy, of the holders of at least 15% of the total voting rights of all issued and outstanding shares in Hudson will constitute a quorum; provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares will be required to be present in person or by proxy to constitute a quorum. There must be a quorum for business to be conducted at the special general meeting. If you submit a properly executed proxy card, even if you abstain from voting, your shares will be counted for purposes of calculating whether a quorum is present at the special general meeting. Failure of a quorum to be represented at the special general meeting will necessitate an adjournment or postponement and will subject Hudson to additional expense. Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the merger proposal at the special general meeting, and the representation of such shares at the special general meeting is sufficient to constitute a quorum.

Holders of record of Hudson Class A common shares are entitled to one vote for each Hudson Class A common share they own at the close of business in New York City on the record date and holders of record of Hudson Class B common shares are entitled to 10 votes for each Hudson Class B common share they own at the close of business on the record date. Approval of the merger proposal requires the affirmative vote of the majority of the votes cast by the holders of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance via the virtual meeting website or represented by proxy at the special general meeting and entitled to vote on such proposal.
An abstention occurs when a shareholder attends a meeting, either via the virtual meeting website or by proxy, but abstains from voting. At the special general meeting, abstentions will be counted in determining whether a quorum is present. Because the vote required to approve the merger proposal described in this shareholder circular to be voted upon at the special general meeting is the affirmative vote of the majority of the votes cast by the holders of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance, abstentions and a complete failure to vote (including the failure of a record owner to execute and return a proxy card and the failure of a beneficial owner of shares held in “street name” by a broker, bank or other nominee to give voting instructions to the broker, bank or other nominee) will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes and therefore increase the relative influence of those shareholders voting.
If no instruction as to how to vote is given (including an instruction to abstain) in an executed, duly returned and not revoked proxy, the proxy will be voted for the merger proposal.
Interests of Hudson’s Directors and Executive Officers in the Merger (see page 55)
When considering the recommendation of the special committee and the Hudson board of directors that Hudson’s shareholders adopt the merger agreement and the statutory merger agreement and approve the merger, you should be aware that certain executive officers may have interests in the merger that may be different from, or in addition to, those of Hudson’s shareholders generally. These interests may present such executive officers with actual or potential conflicts of interest. The Hudson board of directors and the special committee were aware of these interests during their deliberations on the merits of the merger and in deciding to recommend that Hudson’s shareholders vote to adopt the merger agreement and statutory merger agreement and to approve the merger.
Each of Hudson’s directors and executive officers will be entitled to receive, for each share of Hudson’s Class A common shares held as of the completion of the merger, the same per-share merger consideration in the same manner as the other holders of Hudson Class A common shares.
Hudson’s executive officers have been granted awards of restricted stock units under Hudson’s Long-Term Incentive Plan for Selected Management Members. Hudson’s directors do not hold any Hudson equity awards.
At the effective time of the merger, each unvested RSU and unvested PSU will be canceled and converted into the right to receive, in full satisfaction of any such unvested RSU or unvested PSU, the equity cash payment. For purposes of the unvested PSUs, the number of Hudson Class A common shares underlying the unvested PSUs will be calculated based on the achievement of performance results as of the closing date of the merger, with the performance targets for the year of closing prorated for the portion of the year that has elapsed prior to the closing. The equity cash payment for each unvested RSU and unvested PSU will remain subject to the vesting terms set forth in the participant’s award agreement, and the applicable portion of the equity cash payment will be paid in cash as promptly as practicable following the scheduled vesting date set forth in the award agreement, but in no event later than two months following the scheduled vesting date.
These interests are discussed in more detail in the section entitled “Special Factors—Interests of Hudson’s Directors’ and Executive Officers in the Merger” beginning on page 55 of this shareholder circular. The special committee was aware of the different or additional interests described herein and considered those interests along with other matters in recommending the merger agreement and statutory merger agreement.
Directors’ and Officers’ Indemnification and Insurance (see page 56)
Dufry has agreed to cause the surviving company to indemnify and hold harmless the present and former directors and officers of Hudson in respect of acts or omissions occurring at or prior to the effective time of the merger to the fullest extent provided under Hudson’s bye-laws in effect on August 18, 2020 until the expiration of the applicable statute of limitations with respect to any claims against any such indemnified person arising out of such acts or omissions; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law.
Market Prices of Hudson Class A Common Shares (see page 82)
The merger consideration of $7.70 per share represents a premium of approximately 50.1% over the Hudson Class A common share closing share price on August 18, 2020, the last trading day prior to the announcement that Hudson had entered into the merger agreement and a premium of approximately 63.1% based on the volume weighted average price of $4.72 per share during the 30 days ended on the same date. The closing price of Hudson Class A common shares on the NYSE on October 27, 2020, the most recent practicable date prior to the date of this shareholder circular, was $7.67 per share. You are encouraged to obtain current market prices of Hudson Class A common shares in connection with voting your Hudson Class A common shares.
Litigation Related to the Merger (see page 58)
As of the date hereof, there are no pending lawsuits challenging the merger. However, potential plaintiffs may file lawsuits challenging the merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the merger and result in substantial costs to Hudson, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is the absence of any provision of any applicable law restraining, enjoining, prohibiting or otherwise making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Hudson’s business, financial condition, results of operations and cash flows.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This shareholder circular, and the documents incorporated by reference or otherwise referred to in this shareholder circular, contain forward-looking statements.
Forward-looking statements are based on Hudson’s beliefs and assumptions and on information currently available to Hudson, and include, without limitation, statements regarding Hudson’s business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Hudson cautions you that forward-looking statements are not guarantees of future performance and that Hudson’s actual results of operations, financial condition and liquidity, the development of the industry in which Hudson operates and the effect of acquisitions on Hudson may differ materially from those made in or suggested by the forward-looking statements contained in this shareholder circular. In addition, even if Hudson’s results of operations, financial condition and liquidity, the development of the industry in which Hudson operates and the effect of acquisitions on Hudson are consistent with the forward-looking statements contained in this shareholder circular, those results or developments may not be indicative of results or developments in subsequent periods. Although these expectations may change, Hudson assumes no obligation to update or revise publicly any forward-looking statements whether as a result of new information, future events or otherwise. Forward-looking statements necessarily involve risks and uncertainties, many of which are outside of Hudson’s control that could cause actual results to differ materially from such statements and from Hudson’s historical results and experience.
Factors that may cause Hudson’s actual results to differ materially from those expressed or implied by the forward-looking statements in this shareholder circular include, but are not limited to the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. For example, factors that could cause actual results to vary from projected results include, but are not limited to
•	The occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;
•	The failure to receive, on a timely basis or otherwise, the required approvals by Hudson shareholders with regard to the merger agreement;
•
The risk that a closing condition to the merger agreement may not be satisfied, including the risk that the rights offering is not successfully settled and completed by Dufry or the possibility that the COVID-19 pandemic may hinder Dufry’s ability to consummate the merger;

•	The risk that the Dufry shareholders do not approve the share capital increase necessary to consummate the rights offering at the extraordinary meeting of the Dufry shareholders;
•	The failure of the merger to be completed on a timely basis or at all for any other reason;
•	The risks that Hudson’s business may suffer as a result of uncertainties surrounding the merger;
•	The ability of Hudson to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners pending the consummation of the merger;
•	The possibility of disruption to Hudson’s business from the proposed merger, including increased costs and diversion of management time and resources;
•	Limitations placed on Hudson’s ability to operate its business under the merger agreement;
•	General economic conditions, including the possibility that the COVID-19 pandemic may adversely affect the results of operations, financial position and cash flows of Hudson;

•	The outcome of any legal proceedings that may be instituted against Hudson or others relating to the merger agreement or the merger; and
•	Other financial, operational and legal risks and uncertainties detailed from time to time in Hudson’s SEC reports.
Additional information about risks and uncertainties, and about the material factors or assumptions underlying such forward-looking statements may be found under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. Hudson cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the merger, shareholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the merger or other matters attributable to Hudson or any other person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained in this shareholder circular speak only as of the date of this shareholder circular. Hudson undertakes no obligation to update or revise any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as may be required by law.

THE COMPANIES
Hudson Ltd.
Hudson is one of the largest and most recognizable travel retailers in North America. Hudson owns and manages over 1,000 duty-paid and duty-free stores in 89 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world.
Hudson’s principal executive office is located at 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom. Hudson’s telephone number is +44 (0) 208 624 4300. Hudson’s internet website address is www.hudsongroup.com. The information provided on the Hudson website is not part of this shareholder circular and is not incorporated in this shareholder circular by reference by this or any other reference to its website provided in this shareholder circular.
Hudson Class A common shares are listed and trade on the NYSE under the symbol “HUD.”
Dufry AG
Dufry is a leading global travel retailer with operations in 65 countries on six continents as of December 31, 2019, combining prime operations in developed markets with strong positions in emerging markets.
Dufry’s principal executive office is located at Brunngässlein 12, 4052 Basel, Switzerland. Dufry’s telephone number is +41 61 266 44 44.
Shares of Dufry are listed and trade on the SIX Swiss Stock Exchange under the symbol “DUFN.”
Dufry Holdco Ltd.
Merger Sub is an indirect wholly owned subsidiary of Dufry and was incorporated in August, 2020 for the purpose of completing the merger with Hudson. Merger Sub has not carried out any activities to date, except for activities incidental to its incorporation and activities undertaken in connection with the transactions contemplated by the merger agreement and the statutory merger agreement.
Merger Sub’s registered office is located at Canon’s Court, 22 Victoria Street Hamilton HM 12, Bermuda. Merger Sub’s telephone number is +1-441-298-3300.

THE SPECIAL GENERAL MEETING
This shareholder circular is being provided to the shareholders of Hudson as part of a solicitation of proxies by the Hudson board for use at the special general meeting to be held at the time specified below, and at any properly convened meeting following an adjournment or postponement thereof. This shareholder circular provides shareholders of Hudson with the information they need to know to be able to vote or instruct their vote to be cast at the special general meeting or any adjournment or postponement thereof.
Date, Time and Place
The special general meeting is scheduled to be held at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with attendance permitted only online via live webcast on [•], 2020 at [•]. The special general meeting can be accessed by visiting www.virtualshareholdermeeting.com/HUD2020SM, where you will be able to attend the special general meeting, vote, and submit your questions during the special general meeting. We encourage you to allow ample time for online check-in, which will open at [•]. Please note that you will not be able to attend the special general meeting in person. We elected to adopt these arrangements given the current public health implications of the COVID-19 pandemic and our desire to promote the health and welfare of our shareholders.
We intend to mail the notice of the special general meeting, this shareholder circular and a proxy card to our shareholders of record on or about [•], 2020.
Purpose of the Special General Meeting
At the special general meeting, Hudson shareholders will be asked to consider and vote on a proposal to approve and adopt the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger (the “merger proposal”), which is further described in the sections entitled “Special Factors” and “The Merger Agreement,” beginning on pages 20 and 59, respectively, of this shareholder circular.
Hudson shareholders must approve the merger proposal. If Hudson shareholders fail to approve the merger proposal, the merger will not occur. Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the approval and adoption of the merger agreement and the statutory merger agreement at the special general meeting, which shares represent approximately 93.1% of the total voting power of all Hudson shares, which is sufficient to approve the merger proposal at the special general meeting without the affirmative vote of any other Hudson shareholder.
Hudson does not expect a vote to be taken on any other matters at the special general meeting or any adjournment or postponement thereof.
Recommendation of the Hudson Board of Directors and the Special Committee
The special committee reviewed and considered the terms and conditions of the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement. After careful consideration, the special committee unanimously recommended that the Hudson board of directors determine that the merger consideration offered for each Hudson Class A common share constitutes “fair value” in accordance with the Bermuda Companies Act, and adopt resolutions approving and declaring advisable the transactions contemplated by the merger agreement and the statutory merger agreement and recommending that the Hudson shareholders approve and adopt the merger agreement, the statutory merger agreement and the transactions contemplated thereby. Certain factors considered by the special committee in reaching its decision described above can be found in the section entitled “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on page 30 of this shareholder circular.
After careful consideration, the Hudson board of directors, acting upon the unanimous recommendation of the special committee, by unanimous resolution of members in attendance at such meeting, has determined that the merger consideration offered for each Class A common share constitutes “fair value” in accordance with the Bermuda Companies Act, and approved the merger agreement, the statutory merger agreement, the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement, including the merger. Certain factors considered by the Hudson board of directors in reaching its decision to authorize and approve the merger agreement, the statutory merger agreement and the transactions contemplated thereby, including the merger can be found in the section entitled “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on page 30 of this shareholder circular.
The Hudson board of directors recommends that the Hudson shareholders vote “FOR” the merger proposal.
Record Date; Shareholders Entitled to Vote
Only holders of record of Hudson Class A common shares and Class B common shares at the close of business on October 19, 2020, the record date for the special general meeting, will be entitled to notice of, to attend, and to vote at, the special general meeting or any adjournments or postponements of the special general meeting. At the close of business on the record date, [•] Hudson Class A common shares and [•] Hudson Class B common shares were issued and outstanding and held by [•] holders of record.
Holders of record of Hudson Class A common shares are entitled to one vote for each Hudson Class A common share they own at the close of business in New York City on the record date and holders of record of Hudson Class B common shares are entitled to 10 votes for each Hudson Class B common share they own at the close of business on the record date.
Quorum
Shareholders may not take action at the special general meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if there are one or more persons present at the meeting and representing in person or by proxy at least 15% of the total voting rights of all issued and outstanding shares in Hudson; provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or represented by proxy to constitute a quorum.
Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the merger proposal, and the representation of such shares at the special general meeting is sufficient to constitute a quorum
Broker non-votes (as described below) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.
Required Vote
Under applicable Bermuda law and Hudson’s bye-laws, approval and adoption of the merger agreement and the statutory merger agreement requires the affirmative vote of the majority of the votes cast by the holders of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance via the virtual meeting website or represented by proxy at the special general meeting and entitled to vote on such proposal.
Pursuant to the merger agreement, Dufry has irrevocably agreed to cause its subsidiaries to vote all shares of Hudson held by such subsidiaries in favor of the merger proposal at the special general meeting, which shares represent approximately 93.1% of the total voting power of all Hudson shares, which is sufficient to approve the merger proposal at the special general meeting without the affirmative vote of any other Hudson shareholder.
Abstentions and Broker Non-Votes
Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via the virtual meeting website or telephone voting.
At the special general meeting, abstentions will be counted in determining whether a quorum is present but will not be considered votes on any proposal brought before the special general meeting. Because the vote required to approve the proposal described in this shareholder circular to be voted upon at the special general meeting is the affirmative vote of the majority of the votes cast by the holders of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance, an abstention with respect to any proposal will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes and therefore increase the relative influence of those shareholders voting.
If no instruction as to how to vote is given (including an instruction to abstain) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” the merger proposal.
Broker non-votes are shares held by brokers and other record holders that are present or represented by proxy at the special general meeting, but with respect to which the broker or other record holder is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Based on current NYSE rules, because brokers and other record holders do not have discretionary voting authority with respect to either of the proposals described in this shareholder circular, if a beneficial owner of Hudson Class A common shares or Class B common shares held in “street name” does not give voting instructions to the broker or other holder of record, then those shares will not be voted at the special general meeting. Because the vote required to approve the proposal described in this shareholder circular to be voted upon at the special general meeting is the affirmative vote of the majority of the votes cast by the holders of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance, a failure to instruct your broker, bank or other nominee to vote your shares with respect to any proposal will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes and therefore increase the relative influence of those shareholders voting.
Failure to Vote
If you are a registered shareholder and you do not sign and return your proxy card or vote over the internet, by telephone or by attendance via the virtual meeting website, your shares will not be voted at the special general meeting and will not be counted for purposes of determining whether a quorum exists. Proxy cards that are returned without a signature will not be counted as present at the special general meeting and cannot be voted. Because the vote required to approve the proposal described in this shareholder circular to be voted upon at the special general meeting is the affirmative vote of holders of a majority of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance, if you are the record owner of your shares and you fail to vote it will not have the effect of a vote for or against any of the proposals, but will reduce the number of votes and therefore increase the relative influence of those shareholders voting.
Voting by Hudson’s Directors and Executive Officers
As of [•], 2020, directors and executive officers of Hudson and their affiliates were entitled to vote [•] shares of Hudson Class A common shares, or approximately [•]% of the Hudson Class A common shares issued and outstanding on that date. Hudson and Dufry expect that all of Hudson’s directors and executive officers will vote their shares in favor of the merger proposal, for the reasons set forth in the section entitled “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger—Reasons for the merger and the recommendation of the Hudson board of directors” beginning on page 35 . None of Hudson’s directors and executive officers is obligated to vote in favor of the proposal.
Voting at the Special General Meeting
To participate in the special general meeting, visit www.virtualshareholdermeeting.com/HUD2020SM and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.
If we experience technical difficulties during the special general meeting (e.g., a temporary or prolonged power outage), we will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify shareholders of the decision via www.virtualshareholdermeeting.com/HUD2020SM. If you encounter technical difficulties accessing our meeting or asking questions during the special general meeting, a support line will be available on the login page of the meeting website.

Please note that if your Hudson Class A common shares are held by a broker, bank or other nominee, and you wish to attend and vote at the special general meeting, you must obtain a proxy, executed in your favor, from your broker, bank or other nominee giving you the right to attend and vote your shares at the special general meeting.
You may also authorize the persons named as proxies on the proxy card to vote your shares by (i) signing, dating, completing and returning the proxy card by mail; (ii) by completing and submitting your proxy over the internet; or (iii) by submitting your proxy via telephone. Hudson encourages you to submit your proxy over the internet as Hudson believes this is the most cost-effective method for voting at the special general meeting. We also recommend that you submit your proxy as soon as possible, even if you are planning to attend the special general meeting, so that the vote count will not be delayed. The internet provides a convenient, cost-effective alternative to returning your proxy card by mail or submitting a proxy by telephone. If you submit a proxy via the internet, you may incur costs associated with electronic access, such as usage charges from internet access providers. If you choose to submit your proxy over the internet, there is no need for you to mail back your proxy card.
If you are a shareholder of record, there are three ways to vote by proxy:
•
By Internet — You can vote over the internet at www.virtualshareholdermeeting.com/HUD2020SM by following the instructions in the notice of the special general meeting and the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by internet.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•	By Mail — You can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.
•	Telephone and internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on [•].
If you return your signed proxy card without indicating how you want your Hudson Class A common shares to be voted with regard to a particular proposal, your Hudson Class A common shares will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the special general meeting and cannot be voted.
If your shares are held by your broker, bank or other nominee, you will receive a form from your broker, bank or other nominee seeking instruction as to how your shares should be voted. You should contact your broker, bank or other nominee with questions about how to provide or revoke your instructions.
If you hold shares in more than one account, you may receive more than one proxy or voting instruction card. To be sure that all of your shares are represented at the meeting, you must submit your proxy or voting instructions with respect to each proxy or voting instruction card you receive.
Revocation of Proxies
A shareholder who has given a proxy may revoke it at any time before it is exercised at the special general meeting by:
•	attending the special general meeting and voting in person;
•
submitting a further proxy by the internet or telephone (only the last proxy submitted by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Time on [•];

•
delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by internet or telephone, but prior to the date of the special general meeting, stating that the proxy is revoked; or

•
signing and delivering a subsequently dated proxy card prior to the vote at the special general meeting. You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, NY 11717, USA.

Shares Held in Name of Broker
If your shares are held by your broker, bank or other nominee, often referred to as held in “street name,” you will receive a form from your broker, bank or other nominee seeking instruction as to how your shares should be voted. You should contact your broker, bank or other nominee with questions about how to provide or revoke your instructions.
Tabulation of Votes
Hudson has retained Broadridge as an independent tabulator to receive and tabulate the proxies.
Solicitation of Proxies
Hudson will pay the cost of soliciting proxies for the special general meeting. Hudson may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send this shareholder circular to beneficial owners.
Other Information
You should not send documents representing Hudson Class A common shares or Class B common shares with the proxy card. If the merger is completed, the paying agent for the merger will send you a letter of transmittal and instructions for exchanging your Hudson Class A common shares for the merger consideration.

SPECIAL FACTORS
The discussion of the merger in this shareholder circular is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this shareholder circular as Annex A and incorporated by reference into this shareholder circular, and the statutory merger agreement, a copy of which is attached as Annex B to this shareholder circular. You should read the merger agreement and the statutory merger agreement carefully as it is the legal document that governs the merger.
Effects of the Merger
Pursuant to the terms of the merger agreement and the statutory merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Hudson. As a result of the merger, the separate existence of Merger Sub will cease, and Hudson will be the surviving company of the merger as an indirect wholly owned subsidiary of Dufry.
At the effective time of the merger, each outstanding Hudson Class A common share (other than any shares held by Hudson (as treasury shares), Dufry, Merger Sub or any other subsidiary of Dufry or Hudson, or any shareholder who has properly exercised appraisal rights in accordance with the Bermuda Companies Act) will be automatically converted into the right to receive $7.70 in cash, without interest and less any applicable withholding taxes.
Upon consummation of the merger, your Class A common shares will no longer be outstanding and will automatically be canceled and cease to exist in exchange for payment of the merger consideration described above unless you have properly exercised appraisal rights in accordance with the Bermuda Companies Act. As a result, you will not own any shares of the surviving company, and you will no longer have any interest in its future earnings or growth. As a result of the merger, Hudson will cease to be a publicly-traded company and will be an indirect wholly owned subsidiary of Dufry. Following consummation of the merger, the surviving company will terminate the registration of Hudson Class A common shares on the NYSE and Hudson will no longer be subject to reporting obligations under the Exchange Act.
Upon consummation of the merger, each Hudson Class B common share, all of which are held indirectly by Dufry, will be converted into one fully paid and nonassessable common share of the surviving company without any further consideration payable in respect thereof. Each common share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into and become one fully paid and nonassessable common share of the surviving company with the same rights, powers and privileges as the shares so converted and will, together with the each Hudson Class B common share converted into one fully paid and nonassessable common share of the surviving company, constitute the only issued and outstanding shares of the share capital of the surviving company.
Upon consummation of the merger, each outstanding restricted stock unit of Hudson with respect to which the applicable service-based and performance-based vesting conditions have been satisfied, will be cancelled and the holder thereof paid, in each case based on the merger consideration. Each unvested RSU and unvested PSU will be canceled and converted into the right to receive the equity cash payment, subject to the satisfaction of the applicable vesting conditions.
In addition, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of Hudson immediately prior to the effective time will be the directors and officers of the surviving company.
If, during the period between the date of the merger agreement and the effective time of the merger, any change in the outstanding Hudson Class A common shares occurs by reason of any reclassification, recapitalization, consolidation, sub-division (including reverse share split) or combination or any bonus issue thereon with a record date during such period, the merger consideration will be appropriately adjusted.
Hudson’s memorandum of association as in effect immediately prior to the completion of the merger will be the memorandum of association of the surviving company until thereafter changed or amended. The by-laws of Merger Sub as in effect immediately prior to the completion of the merger will be the by-laws of the surviving company until thereafter changed or amended, except that references to the name of Merger Sub will be replaced by the name of the surviving company.

Dufry and Merger Sub expect that the delisting and full re-integration of Hudson as a privately held company will reduce operating complexity, simplify governance and unlock synergies, while also eliminating many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, which are no longer justified in light of the operations, performance and prospects of Hudson. Dufry expects to benefit from such cost savings, which are anticipated to be, annually, approximately $25 million, as Hudson will become a wholly owned subsidiary of Dufry. Dufry will also be the beneficiary, following the closing of the merger, of any savings due to Hudson’s net operating loss carryforwards. However, it is not possible to quantify such savings.
Hudson’s Net Book Value and Net Earnings
The table below sets out Dufry’s interest in Hudson’s net book value and net earnings attributable to shareholders before and after the proposed merger, based on the historical net book value and net earnings of Hudson as of June 30, 2020.
	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
	$(millions)%		$(millions)%		$(millions)%		$(millions)%
Dufry	231.2	57.4	(89.7)	57.4	402.8	100.0	(156.2)	100.0
Effects on Hudson If the Merger Is Not Completed
If the merger agreement and the statutory merger agreement are not approved and adopted by Hudson shareholders or if the merger is not completed for any other reason, Hudson shareholders will not receive any payment for their Hudson Class A common shares in connection with the merger. Instead, Hudson will remain a stand-alone public company and controlled affiliate of Dufry and Hudson Class A common shares will continue to be listed and traded on the NYSE. In addition, if the merger is not completed, Hudson shareholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, without limitation, risks related to the industry in which Hudson operates, market volatility and adverse economic conditions.
Furthermore, if the merger is not completed, and depending on the circumstances that would have caused the merger not to be completed, it is likely that the price of Hudson Class A common shares will decline significantly. If that were to occur, it is uncertain when, if ever, the price of Hudson Class A common shares would return to the price at which it trades as of the date of this shareholder circular.
Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Hudson Class A common shares. If the merger agreement and statutory merger agreement are not approved and adopted by Hudson shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to Hudson will be offered or that Hudson’s business, prospects or results of operation will not be adversely impacted.
Plans for Hudson after the Merger
Dufry anticipates that Hudson’s operations will, after the effective time of the merger, be conducted substantially as they are currently being conducted, except that Hudson will cease to be a publicly traded company and will instead be an indirect wholly owned subsidiary of Dufry.
Other than as described in this shareholder circular and transactions already under consideration by Hudson, there are no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving Hudson’s corporate structure or business, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, Dufry will continue to evaluate Hudson’s entire business and operations from time to time. At this time, however, no actual agreement or understanding as to the particulars of any abovementioned plans has been determined or agreed upon.
Subsequent to the completion of the merger, and following the completion of the anticipated deregistration of the Class A common shares, the delisting from the NYSE and the termination of Hudson’s reporting obligations under the Exchange Act, Hudson will no longer be subject to the Exchange Act or the compliance and reporting requirements of the NYSE and the related direct and indirect costs and expenses, and therefore may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the Hudson board of directors, the special committee or the Dufry board of directors, or the representatives of each company, their respective advisors or any other persons.
Hudson has been a controlled affiliate of Dufry since Dufry completed its original acquisition of Hudson in 2008 and continued to be a controlled affiliate of Dufry following Hudson’s initial public offering, which was completed on February 5, 2018. See the section entitled “—Interests of Hudson’s Directors and Executive Officers in the Merger” beginning on page 55 of this shareholder circular for a summary of Dufry’s interests in Hudson. In connection with Hudson’s initial public offering in 2018, Dufry and Hudson entered into a master relationship agreement, which governs the relationship between Dufry and Hudson and requires Hudson to maintain a variety of commercial agreements with Dufry and its affiliates, including a franchising agreement and trademark license agreement. See the section entitled “Other Important Information Regarding Dufry and Merger Sub—Past Transactions and Contracts” beginning on page 89 of this shareholder circular for a summary of those transactions.
The board of directors and management of Dufry periodically and in the ordinary course of business review and assess the operations, prospects and strategic direction of Dufry and evaluate and consider a variety of possible financial and strategic opportunities to find synergies or cost-savings or otherwise enhance shareholder value as part of its long-term business plan, including with respect to its ownership interest in, and separate public listing of, Hudson.
On March 4, 2020 at a regularly scheduled meeting of the Dufry board of directors, among other matters, the Dufry board of directors discussed the operations, performance, prospects and strategic direction of Hudson. In connection with the foregoing, the Dufry board and management discussed the long-term strategy with respect to Hudson and its separate public listing and recent developments with respect to Hudson, including the severe effects the COVID-19 global pandemic had had on the operations, performance and prospects of Hudson, which were reflected in the trading prices of Hudson Class A common shares. In light of the foregoing, the board of directors and management discussed a range of potential strategic options with respect to Hudson, including an acquisition of the equity interests in Hudson it did not already own and the effect that the delisting and full-reintegration of Hudson as a privately held company could have on reducing Dufry’s operating complexity and eliminating certain expenses, burdens and constraints placed on companies that are subject to the public reporting requirements under U.S. federal securities laws, and instructed management to review and consider such options, including a potential take-private transaction.
In advance of a meeting of the Dufry board of directors on July 6, 2020, the Dufry board of directors and management, together with its financial advisor UBS AG (“UBS”), U.S. legal advisor Davis Polk & Wardwell LLP (“Davis Polk”) and Bermuda legal advisor, Appleby (Bermuda) Limited (“Appleby”), analyzed a range of potential strategic options with respect to Dufry’s ownership interest in Hudson and considered the terms of any potential offer to acquire the remaining equity interests in Hudson it did not already own.
On July 6, the Dufry board of directors met by teleconference to consider a potential transaction with Hudson, pursuant to which Dufry would acquire the equity interests in Hudson it did not already own. The Dufry board of directors reviewed the terms of a draft offer letter that it was proposed would be sent to the Hudson board of directors’ audit committee, including the requirement that the closing of the proposed transaction be conditioned on successful completion of a capital raise to finance the transaction, and authorized management to finalize the proposed offer letter and the Chairman to submit the letter to the Hudson board of directors’ audit committee.
Later on July 6, 2020, Dufry submitted to the Hudson board of directors’ audit committee a written, non-binding proposal to acquire all of Hudson Class A common shares for $6.25 in cash per Class A common share (the “merger proposal”). The letter provided that the consummation of the proposed transaction would be subject to certain conditions, including completion of a capital raise by Dufry to finance the transaction and receipt of consents to the proposed transaction from certain lenders under its existing revolving credit and term loan facilities. The letter also expressed Dufry’s desire to publicly announce the proposed transaction in conjunction with Hudson’s presentation of financial results for the first half of 2020 on August 3, 2020.

On July 7, 2020, the Hudson board of directors met by video teleconference, with representatives of Conyers Dill & Pearman Limited (“Conyers”), Hudson’s Bermuda counsel, in attendance. Representatives of Conyers reviewed the fiduciary duties and conduct applicable to the members of the Hudson board of directors under Bermuda law and Hudson’s bye-laws in connection with the merger proposal. Following this discussion, the Hudson board of directors determined that it was advisable to establish a special committee comprised of the independent directors of the Hudson board of directors—Mr. Moya-Angeler Cabrera, Mr. James E. Skinner and Ms. Eugenia M. Ulasewicz—each of whom was neither affiliated with, and was otherwise independent from, Dufry and its subsidiaries (excluding Hudson and its subsidiaries), nor a member of Hudson’s management or otherwise interested in the proposed transaction (the “special committee”). The Hudson board of directors authorized the special committee to consider the merger proposal and any other proposals received by Hudson, as well as the possibility of Hudson continuing to operate as it operated today, and recommend to the Hudson board of directors the advisability of the merger proposal or any such strategic alternative in its sole discretion. In doing so, the Hudson board of directors delegated to the special committee the exclusive power and authority of the Hudson board of directors to (i) consider, review and evaluate the terms and conditions, and determine the advisability of the merger proposal and any other proposals that may be received by Hudson in connection with a possible transaction, (ii) participate in and direct the negotiation of the terms and conditions of any transaction, and authorize, monitor and exercise general oversight on behalf of Hudson of any and all agreements, proceedings and activities of Hudson involving, responding to or relating to any transaction, (iii) terminate any negotiations, discussions or consideration of, or reject, on behalf of Hudson, any transaction (including, without limitation, the merger proposal), (iv) to the fullest extent permitted by law, enter into definitive documents and agreements on behalf of Hudson with respect to any transaction approved by the Hudson board of directors or, if not permitted by law to enter into such definitive documents and agreements without the Hudson board of directors’ approval, recommend to the Hudson board of directors the advisability of entering into such definitive documents and agreements with respect to any transaction (subject to the Hudson board of directors’ approval with respect to the same) and (v) provide to the Hudson board of directors a recommendation as to whether the Hudson board of directors should approve or disapprove of any transaction (including, without limitation, the merger proposal), subject to applicable law. The Hudson board of directors further resolved that it would not approve the merger proposal or any alternative thereto, or submit the merger proposal or any alternative thereto for approval by Hudson’s shareholders without a prior favorable recommendation of the merger proposal or any such strategic alternative by the special committee.
Following such meeting of the Hudson board of directors, the special committee met by video teleconference and appointed Mr. Moya-Angeler Cabrera as chairman of the special committee. The special committee also discussed, among other things, the roles and responsibilities of the special committee and the engagement of legal and financial advisors to the special committee. Based upon the experience of the special committee and the list provided by Dufry of financial advisors that had advised Dufry in recently completed financing or M&A transactions earlier that day in order to facilitate the selection of one or more independent financial advisors by the special committee, the special committee agreed that it would obtain separate proposals from Lazard, Frères & Co. (“Lazard”), Banco Santander, S.A. (“Santander”) and a third financial institution to determine their availability to advise the special committee in its evaluation of the merger proposal and discussed the possibility of engaging Cravath, Swaine & Moore LLP (“Cravath”) to serve as its independent legal counsel on the basis of the firm’s work representing the underwriters in Hudson’s initial public offering, as well as Cravath’s reputation in the industry, experience handling complex M&A transactions and knowledge of Hudson’s business.
Over the course of July 8, 2020 through July 9, 2020, the special committee held two meetings by video teleconference and discussed the nature and scope of certain business relationships between Dufry and each of Cravath, Lazard and Santander, and whether it would be advisable for the special committee to engage any of these advisors, in each case, based on the information presently available to the special committee about these contacts and relationships.
On July 10, 2020, the special committee held three separate meetings by video teleconference with representatives of Lazard, Santander and one other U.S. financial institution and discussed the credentials and experience of the representatives of each respective financial institution. Following the meetings, the special committee tentatively determined to select and engage Lazard as its lead independent financial advisor and Santander as an additional independent financial advisor solely for the purpose of providing its fairness opinion to the special committee subject to, in each case, the receipt of customary conflicts disclosure and the execution of an engagement letter in respect of each financial advisor’s engagement as a financial advisor to the special committee. The special committee formally engaged Lazard and Santander on July 22, 2020 and July 21, 2020, respectively. Prior to July 21, 2020 and July 22, 2020, neither Lazard nor Santander provided any substantive advice as to the fairness of the merger proposal and, as discussed in more detail below, the special committee’s preliminary discussions with the financial advisors were limited to outlining the process for the special committee to evaluate the merger proposal and identify and gather the information necessary for each of the financial advisors to perform its analysis. The special committee determined to select and engage Lazard and Santander on the basis of the financial advisors’ respective experience in similar transactions of this size, nature and complexity, reputation in the investment banking community and familiarity with Hudson and the industry in which Hudson operates. The special committee also selected and engaged Cravath as its independent legal advisor.
On July 11, 2020, the special committee met telephonically with representatives of Cravath in attendance. Representatives of Cravath discussed certain legal matters with the special committee, including the legal standards applicable to them as members of the special committee, as previously explained by the representatives of Conyers, and the key terms of the merger proposal, including the proposed transaction timeline and form of consideration. In addition, the special committee discussed obtaining clarification from Dufry as to whether it would oppose any alternative, third-party acquisition that the special committee may identify and Dufry’s willingness to require that the proposed transaction be approved by a majority of Hudson’s minority shareholders.
On July 12, 2020, the special committee met by video teleconference, with members of Hudson’s management in attendance, and requested that Hudson’s management produce updated financial projections to assist the special committee in considering the merger proposal.
Over the course of July 13, 2020 through July 14, 2020, the special committee held two meetings by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed certain key tasks and potential next steps with respect to the special committee’s consideration of the merger proposal, including the preparation of a draft response letter to Dufry’s merger proposal and the preparation of certain information requests reflecting additional information that would assist the special committee in its analysis of the merger proposal and due diligence efforts. At the conclusion of the July 14, 2020 meeting, the special committee instructed Cravath to finalize the response letter to reflect the special committee’s views and preferred responses to Dufry’s merger proposal as discussed during the two meetings.
On July 15, 2020, the special committee delivered a letter to Dufry’s board of directors responding to Dufry’s July 6, 2020 proposal (the “July 15 response”), asking Dufry, among other things, whether Dufry would consider including Dufry equity as a portion or all of the consideration payable to Hudson’s shareholders, whether it would consider conditioning the proposed transaction on approval by a majority of the shares held by Hudson’s shareholders other than Dufry and whether it would consider any alternative, third-party acquisition of Hudson that the special committee may identify. The July 15 response also indicated that, notwithstanding Dufry’s preferred transaction timeline outlined in Dufry’s July 6, 2020 letter, the special committee may need additional time to review and evaluate the merger proposal and included a request for certain additional financial information, including certain projections prepared by Dufry with respect to Hudson and additional materials related to the impairment case financial projections (as defined in the section entitled “—Certain Financial Information” beginning on page 52) of this shareholder circular, which has been prepared by Hudson management in connection with Dufry’s goodwill impairment test performed in March 2020, in each case, that Hudson’s management thought the special committee might find useful.
On July 16, 2020, Dufry sent a letter to the special committee in response to the special committee’s July 15 response (the “Dufry July 16 letter”) stating, among other things, that its merger proposal would consist of cash consideration only, it was not willing to consider conditioning the proposed transaction on the approval of a majority of shares held by Hudson’s shareholders other than Dufry and it had no interest in selling any of its shares in Hudson and therefore it would not expect, in its capacity as a shareholder, to vote in favor of, or otherwise support, any alternative, third-party transaction for Hudson. Dufry also indicated that timing for the announcement of the proposed transaction was of critical importance to Dufry and that the failure to meet the proposed transaction timetable set forth in the initial merger proposal may result in the withdrawal of the merger proposal. The letter also indicated that Dufry believed that Hudson’s management had all the financial information necessary to prepare any projections for Hudson that the special committee required and that it was not necessary for Dufry to share internal or historic Dufry-developed projections in this context.

Later that day, the special committee met by video teleconference and discussed the original summary financial projections (as defined in the section entitled “—Certain Financial Information” beginning on page 52 of this shareholder circular) prepared by Hudson’s management. Following the meeting, the special committee shared the original summary financial projections with its financial advisors.
On July 17, 2020, the special committee met by video teleconference, with Hudson’s management in attendance, and further discussed the original summary financial projections prepared by Hudson’s management and the timetable for the completion and finalization of such projections. The special committee also discussed the Dufry July 16 letter, including Dufry’s position regarding the transaction timeline set forth in its initial merger proposal, Dufry’s unwillingness to consider conditioning the proposed transaction on the approval of a majority of shares held by Hudson’s shareholders other than Dufry and Dufry’s refusal to consider a stock component as a portion or all of the consideration payable to Hudson’s shareholders. In addition, the special committee discussed its outstanding request for Dufry to provide additional information used in connection with the preparation of the impairment case financial projections.
Later that day, the special committee met by video teleconference, with representatives of Santander in attendance, and discussed the original summary financial projections prepared by Hudson’s management and the proposed timetable and process for the completion of the valuation analyses to be prepared by Santander.
Later that day, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the original summary financial projections prepared by Hudson’s management and the contents of the Dufry July 16 letter. Representatives of Lazard and Cravath discussed potential responses to Dufry on these issues and their views of the principal benefits of those responses. Following this discussion, the special committee instructed Cravath to draft a response letter to reflect the special committee’s views and preferred responses to Dufry’s letter dated July 16, 2020, as discussed during the meeting.
On July 18, 2020, the special committee delivered a letter to Dufry in response to the Dufry July 16 letter, which, among other things, reiterated that the special committee and its financial advisors required sufficient time to develop updated financial projections and fully analyze the value of Hudson and the special committee’s request to receive additional information related to the impairment case financial projections.
On July 20, 2020, the special committee held two separate meetings by video teleconference, with Hudson’s management and representatives of each of Lazard and Santander in attendance, and discussed various differences between the original summary financial projections prepared by Hudson’s management and the impairment case financial projections as to the impact of the COVID-19 pandemic on Hudson.
On July 21, 2020, Dufry sent a letter to the special committee in response to the special committee’s letter dated July 18, 2020, which confirmed, among other things, the Hudson management team had access to all relevant projections relating to the Hudson business, including the impairment case financial projections.
Later that day, the special committee met by video teleconference, with representatives of Cravath in attendance, and discussed Lazard’s disclosure to the special committee regarding certain relationships and past engagements between an affiliate of Lazard and Dufry. Following this discussion, the special committee determined that, with the exclusion from the team of an individual who had been involved in the past engagements but who had not provided any financial advisory services to the special committee, the Lazard advisory team could provide independent and non-conflicted financial advisory services to the special committee. Following the meeting, representatives of Cravath contacted representatives of Lazard and explained the special committee’s determination, and this individual was not included as a member of the Lazard team advising the special committee.
The next day, on July 22, 2020, the special committee and Lazard executed an engagement letter in respect of Lazard’s engagement as lead independent financial advisor to the special committee.
Also on July 22, 2020, the special committee met by video teleconference, with Hudson’s management and representatives of Lazard and Cravath in attendance, and discussed certain aspects of the financial projections prepared by Hudson’s management. Representatives of Lazard and Hudson’s management presented their views, perspectives and expectations regarding business uncertainties that could significantly affect Hudson’s financial projections, including the anticipated timing and extent of recovery of Hudson’s business following the current downturn in air travel related to the COVID-19 pandemic.

On July 24, 2020, the special committee held two separate meetings by video teleconference, with representatives of Cravath and each of Lazard and Santander in attendance, and discussed the perspectives of each financial advisor regarding their respective financial analyses of Hudson. A copy of Santander’s July 24, 2020 presentation materials to the special committee is filed as Exhibit (c)-(6) to the Schedule 13E-3 filing. The special committee instructed the financial advisors to continue with their respective financial analyses of Hudson, to meet again with Hudson’s management to resolve any outstanding questions with respect to such analyses and to present further updates on that analyses.
Also on July 24, 2020, representatives of Cravath and Lazard held a teleconference with representatives of Davis Polk, UBS and Dufry’s English and Swiss legal counsel, at the request of the special committee and Dufry, respectively, to discuss the terms of Dufry’s proposed financing for the proposed transaction and the consents from third parties that Dufry would need in order to consummate the financing and the proposed transaction.
On July 26, 2020, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed certain aspects of Lazard’s financial analyses, including the differences between the methodology used by Lazard and Santander in valuing Hudson. In particular, representatives of Lazard discussed the effects on Hudson’s financial projections of the uncertainties with respect to the recovery from the COVID-19 pandemic and differences between Lazard’s, Santander’s and Hudson’s proposed treatment of Hudson’s tax attributes. At the conclusion of the meeting, the special committee suggested that the financial advisors meet to discuss these differences.
On July 27, 2020, the special committee met by video teleconference, with representatives of Lazard, Santander and Cravath in attendance, and discussed both Lazard and Santander’s perspectives regarding their respective financial analyses of Hudson, including certain assumptions about the timing and extent of the short- and mid-term recovery from the current downturn in air travel related to the COVID-19 pandemic, Hudson’s current liquidity position, Hudson’s ability to weather a prolonged reduction in revenue, Hudson’s use of certain tax attributes and the current trading prices for Hudson and its peers. In light of the foregoing, including the need to update the projections to reflect current assumptions about the timing and extent of the short- and mid-term recovery from the current downturn in air travel related to the COVID-19 pandemic, the special committee and its financial advisors discussed how much additional time would be needed to prepare revised financial projections.
On July 28, 2020, the Hudson board of directors held a regularly scheduled meeting. At this meeting, the Hudson board discussed, among other matters, the impact of the ongoing COVID-19 pandemic on Hudson’s business and the status of the Dufry proposal.
Following the Hudson board meeting, certain members of the special committee met with certain of the Dufry representatives on the Hudson board. At this meeting, the special committee members discussed the need for additional time for the special committee and its advisors to complete their work, and the Dufry representatives reaffirmed Dufry’s unwillingness to offer equity consideration or to condition any transaction on a vote of a majority of Hudson’s shareholders other than Dufry.
On July 29, 2020, the special committee met by video teleconference, with representatives of Lazard, Santander and Cravath in attendance, and continued to discuss both Lazard and Santander’s perspectives regarding their respective financial analyses of Hudson. Following the discussion of the financial advisors’ respective financial analyses, the special committee and representatives of Cravath discussed various aspects of the financial analyses and the uncertainties regarding the anticipated timing and extent of the short- and mid-term recovery from the current downturn in air travel due to the COVID-19 pandemic.
On July 30, 2020, representatives of Dufry and the special committee held an in-person meeting to discuss the proposed transaction. The special committee explained that they required additional time to complete the financial analysis being undertaken by Lazard and Santander and Dufry agreed to extend the deadline of its July 7 proposal to August 9, 2020 in order to allow time for the special committee’s financial advisors to complete their respective financial analyses.
On July 30, 2020, the special committee met by video teleconference, with Hudson’s management and representatives of Cravath in attendance, and discussed certain aspects of Hudson’s management’s current expectations regarding the timing and extent of recovery from the current downturn in air travel due to the

COVID-19 pandemic, including the possibility of a more sustained reduction in business-related travel, recent forecasts for the industry’s expected recovery outlined in certain third-party industry reports and whether these uncertainties were appropriately reflected in the financial projections previously provided to the special committee’s financial advisors and what, if any, changes to the preliminary projections Hudson’s management would make in light of these continuing uncertainties. Following these discussions, and in light of the new information available to the special committee and management regarding the presently expected effect of the COVID-19 pandemic on the Hudson business, the special committee instructed Hudson’s management to prepare new financial projections reflecting a more sustained reduction in business-related travel from pre-pandemic levels.
On July 31, 2020, representatives of Lazard and UBS met via teleconference to discuss certain differences between the special committee’s and Dufry’s perspectives regarding Hudson’s forecasts and Lazard’s and UBS’s respective financial analyses of Hudson.
On July 31, 2020, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed conversations that representatives of Lazard had with representatives of UBS at the request of the Dufry board of directors and Hudson special committee, respectively, regarding the special committee’s and Dufry’s perspectives regarding Hudson’s forecasts and Lazard’s and UBS’s respective financial analyses of Hudson. Following these discussions, the special committee instructed representatives of Lazard to contact representatives of UBS to further discuss these differences.
On August 2, 2020, the special committee met by video teleconference, with representatives of Cravath in attendance, and discussed the revised summary financial projections prepared by Hudson’s management, (as defined below under the heading “—Projected Financial Information—Revised Summary Financial Projections”), and certain assumptions underlying the revised summary financial projections. The special committee also discussed the financial analyses of, and forecasts for, Hudson prepared by Dufry and used by UBS (which valuation was lower than the valuations prepared by the special committee’s financial advisors) and determined that it would be useful to share certain financial information with UBS.
On August 3, 2020, the special committee met by video teleconference, with Hudson’s management and representatives of Cravath in attendance, and discussed certain aspects of the revised summary financial projections prepared by Hudson’s management, including the assumptions and methodology used by Hudson’s management to prepare the revised summary financial projections. The special committee reviewed with Hudson’s management the possibility of a more sustained reduction in business-related travel from pre-pandemic levels and expectations regarding new business in light of the COVID-19 pandemic’s impact on the availability or attractiveness of new business opportunities.
On August 4, 2020, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the differences between Lazard’s and UBS’s assumptions and methodology for their respective financial analyses of Hudson. At the conclusion of the meeting, the special committee instructed representatives of Lazard to continue its discussions with representatives of UBS and authorized Lazard to share the original summary financial projections prepared by Hudson’s management with UBS, which they did the following day.
On August 5, 2020, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the conversations that representatives of Lazard held with representatives of UBS, at the request of the special committee and Dufry, respectively, regarding the differences in their respective financial analyses of, and forecasts used by each of them for, Hudson. The special committee instructed representatives of Lazard to continue to meet with representatives of UBS to discuss these differences.
On August 6, 2020, the special committee met by video teleconference, with representatives of Santander and Cravath in attendance, and discussed Santander’s financial analyses, including certain aspects of Santander’s methodology and assumptions in preparing such financial analyses.
Later that day, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed Lazard’s financial analyses, including certain aspects of Lazard’s methodology and assumptions in preparing such financial analyses and the possibility of a more sustained reduction in business-related travel from pre-pandemic levels than reflected in the Hudson forecasts. In addition, the special committee and representatives of Lazard discussed the ongoing conversations between Lazard and

UBS with respect to specific aspects of their respective financial analyses, including the treatment of Hudson’s tax attributes. Following this discussion, the special committee instructed Lazard to further discuss these specific aspects with UBS and suggest to UBS that Dufry consider a revised proposal in light of such aspects.
Later that day, representatives of Lazard and UBS met via teleconference to discuss their respective financial analyses, including the specific aspects the special committee had instructed Lazard to communicate to UBS. Representatives of Lazard informed UBS that the special committee considered Dufry’s July 6 proposal to undervalue Hudson’s business and Lazard, on behalf of the special committee, encouraged Dufry to submit a revised offer. Representatives of UBS informed representatives of Lazard that Dufry would need an indication of the price at which the special committee was prepared to transact, the financial plan upon which such price was based, and the opportunity to discuss such plan with the management of Hudson. Representatives of UBS and Lazard subsequently updated Dufry and the special committee, respectively, on these discussions.
On August 7, 2020, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the ongoing discussions between Lazard and UBS. A copy of Lazard’s August 7, 2020 presentation materials to the special committee is filed as Exhibit (c)-(3) to the Schedule 13E-3 filing. Following this discussion, the special committee instructed the representatives of Lazard to arrange for a meeting between Hudson’s management, representatives of Lazard, representatives of UBS and representatives of Dufry to discuss the assumptions and estimates used by Hudson’s management in preparing the revised summary financial projections, which had been provided to UBS earlier that day.
On August 11, 2020, Hudson’s management met with representatives of Dufry, with representatives of Lazard, UBS, Cravath and Davis Polk in attendance, to discuss Hudson’s financial projections, the recovery of business-related travel from pre-pandemic levels, the treatment of potential new business opportunities, Hudson’s ability to maintain cost savings related to the COVID-19 pandemic and the assumptions and estimates used by Hudson’s management in the preparation of such projections.
Later that day, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the meeting held earlier in the day among Hudson’s management and representatives of Dufry (with representatives of Lazard, Cravath, UBS and Davis Polk in attendance) and certain considerations regarding the merger proposal, including whether the proposed transaction would be conditioned on the approval of a majority of shares held by Hudson’s shareholders other than Dufry and certain other contingencies regarding the requirement for Dufry to satisfactorily complete a capital raise to finance the proposed transaction and obtain certain lender consents.
On August 12, 2020, the special committee met by video teleconference with representatives of Dufry (with representatives of Cravath and Davis Polk in attendance), during which meeting representatives of Dufry orally communicated a revised proposal, increasing the price per Class A common share from $6.25 in cash to $7.00 in cash. In addition, Dufry reiterated that it would not be willing to consider conditioning the transaction on the approval of a majority of shares held by Hudson’s shareholders other than Dufry and informed the special committee that Dufry would potentially be willing to consider paying a reverse termination fee in the event the proposed transaction did not close due to Dufry failing to complete its capital raise.
On August 13, 2020, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the meeting with the representatives of Dufry on August 12, 2020. Following this discussion, the special committee determined to make a counterproposal of $8.00 per share and to propose that Dufry pay a reverse termination fee should Dufry fail to obtain the requisite consents from its shareholders and lenders, while agreeing to concede, in exchange for an increased offer price, that the transaction would not be conditioned on the approval of a majority of shares held by Hudson’s shareholders other than Dufry.
On August 14, 2020, the special committee met by video teleconference with representatives of Dufry, with representatives of Cravath and Davis Polk in attendance, during which meeting the special committee delivered their counterproposal of $8.00 per share in cash and discussed other matters relating to the proposed transaction. Representatives of Dufry discussed Hudson’s ability to maintain its current cost of capital and reiterated Dufry’s concerns regarding the recovery of business-related travel from pre-pandemic levels and potential new business opportunities.

Later that day, the special committee met by video teleconference, with representatives of Lazard and Cravath in attendance, and discussed the meeting earlier that day with representatives of Dufry, as well as potential responses from Dufry and the special committee’s views on these responses.
On August 15, 2020, the special committee met by video teleconference with representatives of Dufry, with representatives of Cravath and Davis Polk in attendance, during which meeting representatives of Dufry submitted a revised offer to the special committee, increasing the price per Hudson Class A common share from $7.00 in cash per share to $7.70 in cash per share (the “August 15 offer”), which representatives of Dufry described as being its full and final offer. Representatives of Dufry explained that if the Hudson special committee was not prepared to agree to the form of a transaction at such a price, Dufry would terminate discussions.
During this meeting, the special committee met in a breakout session, with representatives of Cravath in attendance, and discussed the revised offer in light of the extensive prior discussions between representatives of Dufry and the special committee’s financial and legal advisors regarding Hudson’s financial projections, including the inherent uncertainty regarding certain assumptions related to the expected business travel recovery from the current downturn related to the COVID-19 pandemic and potential new business opportunities. Following this discussion, the special committee unanimously concluded that the revised offer of $7.70 in cash per share of Hudson Class A common shares was fair to the minority shareholders of Hudson.
The special committee then returned to the meeting with representatives of Dufry to accept their revised offer subject to the successful negotiation and execution of the definitive transaction documents.
Later that day, at the instruction of Dufry, representatives of Davis Polk delivered the draft agreement and plan of merger (the “merger agreement”) and draft statutory merger agreement (the “statutory merger agreement”) to Cravath.
On August 16, 2020, the special committee met by video teleconference, with representatives of Cravath in attendance, and discussed key terms of the draft merger agreement and statutory merger agreement among Hudson, Dufry and Dufry Holdco Ltd. (“Merger Sub”), including the amount of the reverse termination fee payable by Dufry, the length of the Merger Agreement’s outside date and other matters regarding the compensation and benefits of Hudson’s management employees and the indemnification of Hudson’s officers and directors.
Later on August 16, 2020, representatives of Cravath sent a revised draft of the merger agreement and statutory merger agreement to Davis Polk.
On August 17, 2020, the special committee met by video teleconference, with representatives of Lazard, Santander, Conyers and Cravath in attendance, and representatives of Lazard and Santander respectively delivered their oral opinion that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken described in the respective financial advisor’s written opinion, the price of $7.70 in cash per Hudson Class A common share (“merger consideration”) to be paid to holders of Hudson Class A common shares (other than each Hudson Class A common share owned by Dufry or any of its subsidiaries and each Hudson Class A common share held by holders who are entitled to and properly demand an appraisal of such Hudson Class A common share) was fair, from a financial point of view, to such holders. A copy of Lazard’s August 17, 2020 presentation materials to the special committee is filed as Exhibit (c)-(5) to the Schedule 13E-3 filing. A copy of Santander’s August 17, 2020 presentation materials to the special committee is filed as Exhibit (c)-(7) to the Schedule 13E-3 filing. The special committee and representatives of Cravath also discussed key legal terms of the merger agreement, including the merger contemplated thereby (the “merger”), and representatives of Conyers reviewed certain aspects of Bermuda law and key legal terms of the statutory merger agreement (the “statutory merger agreement”). Following such discussion, the special committee unanimously (i) determined that the merger consideration constitutes “fair value” for each share of Hudson Class A common shares in accordance with Bermuda law, (ii) determined that the merger agreement, the statutory merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, the unaffiliated shareholders, (iii) approved the merger agreement, the statutory merger agreement and the transactions contemplated thereby and declared the merger agreement advisable and (iv) recommended that the Hudson board of directors adopt resolutions approving and declaring advisable, and authorizing Hudson’s execution of, the merger agreement, the statutory merger agreement and approving and declaring advisable the transactions contemplated thereby and recommending that the shareholders of Hudson approve and adopt the merger agreement, the statutory merger agreement and the transactions contemplated thereby.
Later that day, the Hudson board of directors met by video teleconference (with some participants participating telephonically), with representatives of Conyers and Cravath in attendance, and discussed key terms of the merger agreement, the statutory merger agreement and certain aspects of Bermuda law. Following such discussion, the Hudson board of directors unanimously (i) determined that the merger consideration constitutes “fair value” for each share of Hudson Class A common shares in accordance with Bermuda law, (ii) determined that the terms of the merger agreement and statutory merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of Hudson and the unaffiliated shareholders, (iii) approved, adopted and declared advisable the execution, delivery and performance of the merger agreement and statutory merger agreement and the transactions contemplated thereby, including the merger, subject to final agreement on the reverse termination fee between the special committee and Dufry, (iv) directed the submission of the merger agreement and statutory merger agreement to the vote of Hudson’s shareholders and (v) recommended that the shareholders of Hudson vote in favor of the adoption and approval of the merger agreement and statutory merger agreement and the transactions contemplated thereby, including the merger.
On August 18, 2020, Hudson, Dufry and Merger Sub entered into the merger agreement.
The next morning, on August 19, 2020, Hudson and Dufry each issued a press release announcing the execution of the merger agreement.
Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger
Recommendation of the special committee
As described in the section entitled “Background of the Merger” beginning on page 22 of this shareholder circular, the special committee was provided a mandate by the Hudson board of directors to (i) consider and evaluate the merger proposal and any other proposals that may be received by Hudson in connection with a possible transaction, (ii) participate in and direct the negotiation of the terms and conditions of any transaction, and authorize, monitor and exercise general oversight on behalf of Hudson of any and all agreements, proceedings and activities of Hudson involving, responding to or relating to any transaction, (iii) terminate any negotiations, discussions or consideration of, or reject, on behalf of Hudson, any transaction (including, without limitation, the merger proposal), (iv) to the fullest extent permitted by law, enter into definitive documents and agreements on behalf of Hudson with respect to any transaction approved by the Hudson board of directors or, if not permitted by law to enter into such definitive documents and agreements without Hudson board of directors approval, recommend to the Hudson board of directors the advisability of entering into such definitive documents and agreements with respect to any transaction (subject to Hudson board of directors approval with respect to the same) and (v) provide to the Hudson board of directors a recommendation as to whether the Hudson board of directors should approve or disapprove of any transaction (including, without limitation, the merger proposal), subject to applicable law.
The special committee, acting with the advice and assistance of Lazard and Santander, its independent financial advisors, and Cravath, its independent legal counsel, evaluated and negotiated the merger, including the terms and conditions of the merger agreement and the statutory merger agreement, and determined that it was fair to, advisable and in the best interests of Hudson and its unaffiliated shareholders to enter into the merger agreement and the statutory merger agreement and consummate the merger on the terms and subject to the conditions set forth therein. Accordingly, the special committee unanimously recommended to the Hudson board of directors that it:
•	approve and declare advisable the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement;
•	approve and declare advisable, and authorize Hudson’s execution of, the merger agreement and the statutory merger agreement; and

•
recommend to the shareholders of Hudson that they approve and adopt the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger (subject to the determination of the Hudson board of directors or special committee that the merger consideration contemplated by the merger agreement constitutes “fair value” in accordance with the Bermuda Companies Act).

Reasons for the merger and the recommendation of the special committee
The special committee held 39 meetings to discuss, among other things, the merger proposal (as it was revised from time to time), the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger. In the course of its determination and in making its unanimous recommendations, the special committee considered, in consultation with Hudson’s management and its independent financial and legal advisors, information with respect to Hudson’s financial condition, results of operations, businesses, competitive position and business strategy and numerous other factors, including the following material factors (which are not listed in any relative order of importance):
•
Premium to Trading Price.  The special committee considered the current and historical market prices of Hudson Class A common shares, including the fact that the per share merger consideration of $7.70 in cash constituted a premium of:

•	approximately 52.2% based on the trading price of $5.06 per share at market close on July 2, 2020, the last trading day before Hudson’s receipt of Dufry’s merger proposal;
•	approximately 50.1% based on the closing price of $5.13 per share at market close on August 18, 2020, the last trading day before the announcement of the execution of the merger agreement; and
•
approximately 63.1% based on the volume weighted average price of $4.72 per share during the 30 days ended August 18, 2020, the last trading day before the announcement of the execution of the merger agreement.

•	Financial Condition and Prospects. Certain factors related to Hudson’s business, financial condition and results of operations, and Hudson’s prospects, including:
•
the special committee’s understanding of the business, operations, financial condition, earnings and prospects of Hudson, including the strategy and prospects (as well as the risks involved in achieving these prospects) of Hudson continuing as a standalone publicly traded entity;

•
the ongoing business pressures faced by Hudson, including, among other things, the COVID-19 pandemic’s negative impact on Hudson’s liquidity position, demand for worldwide air travel (and in particular the demand from business travelers), future travel habits of Hudson’s customers and potential changes in transportation safety requirements;

•
the nature of Hudson’s industry and economic and market conditions (including the impact of the COVID-19 pandemic and the changes in business, travel and tourism resulting therefrom), both on a historical and a prospective basis;

•	Hudson’s potential near- and long-term performance, particularly in light of the COVID-19 pandemic;
•
the potential risks to Hudson of continuing to have publicly traded common shares, including the risks of market volatility and the expectation that air travel will not recover to 2019 levels until 2023 or 2024 at the earliest;

•	certain compliance costs and obligations imposed on Hudson as a result of having publicly traded common shares, including those imposed by the Sarbanes-Oxley Act of 2002 and the NYSE; and
•	the financial projections prepared by Hudson’s management for, or otherwise made available to, the special committee.
•	Certain Value of Merger Consideration. The special committee considered the fact that the merger consideration consists solely of cash, which provides certainty of value and immediate liquidity to the shareholders of Hudson Class A common shares, while eliminating long-term business and execution risk, including that the current downturn in air travel due to the COVID-19 pandemic is more prolonged than currently anticipated.
•
Extensive Negotiations with Dufry.  The special committee has been engaged in discussions with Dufry regarding the merger proposal since the special committee’s formation by the Hudson board of directors on July 7, 2020, following the Hudson board of directors’ receipt of the initial merger proposal on July 6, 2020. As a result of extensive negotiations, the special committee, in consultation with its financial and legal advisors, was able to secure improved terms and conditions in the merger agreement and the statutory merger agreement, including a 23% increase to the per share merger consideration payable to Hudson Class A shareholders. With respect to the merger consideration payable, as a result of negotiations on the part of the special committee, Dufry’s initial proposal to acquire Hudson Class A common shares for $6.25 per share in cash, which was made on July 6, 2020, was ultimately increased to $7.70 per share in cash on August 15, 2020. See the section entitled “—Background of the Merger” beginning on page 22 of this shareholder circular for more information.

•
Process Conducted by the special committee.  The special committee consists of three independent and disinterested directors who are not affiliated with Dufry and are not employees of Hudson or any of its subsidiaries. As described above, the Hudson board of directors delegated to the special committee broad powers to consider and negotiate the merger proposal. The special committee held 39 meetings to consider the transactions contemplated by the merger agreement and the statutory merger agreement and alternatives thereto, as discussed in more detail in the section entitled “—Background of the Merger” beginning on page 22 of this shareholder circular, and each member of the special committee was actively engaged in the process on a regular basis. The special committee recognized that they had no obligation to recommend the approval of the merger or any other transaction.

•
Retention of Independent Counsel.  The special committee retained Cravath as its independent legal counsel to assist the special committee in its evaluation of the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement and alternatives thereto.

•
Retention of Independent Financial Advisors; Fairness Opinions.  The special committee retained Lazard and Santander as its independent financial advisors to assist the special committee in its evaluation of the merger and the other transactions contemplated by the merger agreement and the statutory merger agreement and alternatives thereto. On August 17, 2020, each of the financial advisors rendered to the special committee their oral opinions, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by the respective financial advisor as set forth in its respective opinion, the merger consideration to be paid to the holders of Hudson Class A common shares (other than each Hudson Class A common share owned by Dufry or any of its subsidiaries and each Hudson Class A common share held by holders who are entitled to and properly demand an appraisal of such Hudson Class A common share) pursuant to the merger agreement and the statutory merger agreement and the transactions contemplated thereby was fair, from a financial point of view, to the holders of Hudson Class A common shares. For more information, see the sections entitled “—Opinion of Lazard Frères & Co. LLC” and “—Opinion of Banco Santander, S.A.” beginning on pages 40 and 46, respectively of this shareholder circular.

•
Best Transaction Reasonably Available.  The special committee believes that the merger represents the best transaction reasonably available to shareholders of Hudson Class A common shares in light of the foregoing factors as well as, among other things, the fact that (i) Hudson is controlled by Dufry, (ii) Dufry has expressed that it is not interested in selling its shares in Hudson and therefore that it would not vote in favor of a third party deal at the present time such that the ability of the unaffiliated shareholders to participate in an alternative transaction and to realize certain value for their investment (other than in connection with the merger agreement and the statutory merger agreement and the transactions contemplated thereby) is limited and (iii) the special committee believes that the merger consideration was the highest price that could be obtained from Dufry, that the terms of the merger agreement and the statutory merger agreement were the most favorable terms Dufry would be willing to agree to and that further negotiations would create a risk of causing Dufry to abandon the merger altogether or materially delay the entry into a definitive agreement for a transaction.

•
Availability of Appraisal Rights.  The special committee considered the availability of appraisal rights to shareholders of Hudson Class A common shares who do not vote in favor of the merger proposal, which rights provide eligible shareholders with the opportunity to have a Bermuda court appraise the “fair value” of their shares. For more information, see below under the heading “—Appraisal Rights”.

•
Terms of the merger agreement.  The terms and conditions of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the transactions contemplated thereby and their ability to terminate the agreement. The special committee considered the following in connection with their evaluation of the merger agreement:

•	the limited termination rights available to Dufry;
•
the prohibitions on Hudson from soliciting alternative transactions, subject to certain exceptions, and the “last look” right provided to Dufry with respect to any alternative proposals the special committee concludes would be superior;

•
the termination fee of $6,000,000 (or $12,000,000 if the end date under the merger agreement is extended) payable by Dufry to Hudson if Hudson terminates the merger agreement because Dufry fails to complete the rights offering, obtain the lender consents or obtain the manager consents by the end date or if Dufry fails to obtain approval of the share capital increase necessary to consummate the rights offering by the shareholders of Dufry at the extraordinary meeting of the shareholders of Dufry;

•	the lack of a termination fee payable by Hudson for the termination of the merger agreement in accordance with its terms; and
•
the other terms and conditions of the merger agreement, as discussed in the section entitled “The Merger Agreement” beginning on page 59 of this shareholder circular, which the special committee, after consulting with its independent legal advisor, considered to be reasonable.

The special committee also considered certain countervailing factors and risks to Hudson and shareholders of Hudson Class A common shares relating to the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the following (which are not listed in any relative order of importance):
•
Potential Failure to Consummate the merger.  The merger and the other transactions contemplated by the merger agreement and the statutory merger agreement may not be completed for a variety of reasons, including the failure of one or more closing conditions to be satisfied such as the failure of Dufry to obtain consents from certain lenders under its existing credit facilities, complete the rights offering or obtain the manager consents by the end date or if Dufry fails to obtain approval of the share capital increase necessary to consummate the rights offering by the shareholders of Dufry at the extraordinary meeting of the shareholders of Dufry. If the merger and other transactions contemplated by the merger agreement and the statutory merger agreement are not completed, Hudson may experience negative consequences, including the potential reduction to the trading price of Hudson Class A common shares, and erosion of employee confidence in Hudson.

•
Effect of the merger on Hudson’s Shareholders.  The fact that the unaffiliated shareholders of Hudson will have no ongoing equity participation in Hudson following the merger, and that such shareholders would forego the opportunity to participate in the potential future earnings or growth of Hudson, if any, and the possibility that, at some future time, Dufry could sell some or all of the surviving company or its securities, businesses or assets to one or more purchasers at a valuation higher than available in the merger, and that the shareholders of Hudson Class A common shares would not be able to participate in or benefit from such a sale.

•
Controlled Company.  The fact that Dufry’s controlling ownership of Hudson, and that Dufry has expressed that it would not vote in favor of any alternative transaction with a third party, may discourage other potential acquirers from making an acquisition proposal for Hudson.

•
Higher Historical Trading Prices.  The fact that the trading price of Hudson’s Class A common shares had at times during the 52-week period preceding Hudson’s receipt of Dufry’s merger proposal been higher than the merger consideration (with the 52-week high during that period being $15.72 per share at market close on January 8, 2020), although the special committee noted that such historical prices were by their nature not reflective of the most recently available information with respect to the financial condition and prospects of Hudson, particularly in light of the COVID-19 pandemic.

•
Interests of Hudson’s Directors and Executive Officers.  Some directors and executive officers of Hudson, although not the members of the special committee, may have potential interests in the merger that are different from, or in addition to, the interests of the holders of Hudson Class A common shares generally, including that certain directors and executive officers are employees of Dufry. For more information, see the section entitled “—Interests of Hudson’s Directors and Executive Officers in the Merger” beginning on page 55 of this shareholder circular.

•
Absence of Minority Shareholder Approval.  The merger is not conditioned upon the approval of a majority of shares held by Hudson’s shareholders other than Dufry. The special committee raised the possibility of such a condition to closing with Dufry but Dufry was unwilling to provide for such a condition. The special committee discussed the potential additional benefit to certain Hudson shareholders if such condition was included as a part of the transaction but ultimately decided to recommend the merger without such a condition in light of the other considerations discussed herein.

•
Diversion of Management.  The substantial time and effort of management necessary to complete the merger could result in diverting time and attention from, and could have a detrimental impact on, Hudson’s business.

•	Expenses; Litigation. The risk of incurring substantial expenses related to the merger, including in connection with any litigation that may arise in the future.
•
Taxable Transaction.  The merger will be a taxable transaction to holders of Hudson Class A common shares for U.S. federal income tax purposes. For more information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this shareholder circular.

The preceding list of factors is not intended to be exhaustive but includes all material factors that the special committee considered in evaluating the merger agreement and the statutory merger agreement and the transactions contemplated thereby. In view of the complexity and wide variety of factors in connection with the special committee’s evaluation of the merger agreement and the statutory merger agreement and the transactions contemplated thereby, the members of the special committee did not find it practical to quantify, rank or otherwise assign relative weights to the different factors in reaching their decision. In addition, in considering the factors described above, individual members of the special committee may have given different weight to different factors. The special committee did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determinations. The special committee based its recommendation on the totality of the information analyzed and presented to the special committee.
The special committee did not consider Hudson’s net book value as an important factor in determining the fairness of the merger consideration to the unaffiliated shareholders. The special committee believes that net book value, as an accounting concept based on historical costs, is not a material indicator of Hudson’s value as a going concern as it does not take into account the future prospects of Hudson, market conditions, trends in the industry or the business risks in that industry, but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the merger consideration to the unaffiliated shareholders.
The special committee did not find it practicable to, and did not, appraise the assets of Hudson to determine the liquidation value per Hudson Class A common share for the unaffiliated shareholders because (i) the special committee believed that liquidation sales generally result in proceeds that are substantially less than in sales of a going concern; (ii) it believed that it was impracticable to determine a liquidation value given the significant execution risk involved in any liquidation; (iii) it considered Hudson to be a viable going concern; and (iv) Hudson will continue to operate its business following the merger. The special committee did not seek to establish a pre-merger going concern value for the Hudson Class A common shares to determine the fairness of the merger consideration to the unaffiliated shareholders because following the merger Hudson likely will have a different capital structure. However, to the extent that the pre-merger going concern value was reflected in the NYSE closing price of $5.13 per Class A common share on August 18, 2020, the last trading day before Hudson announced the merger agreement and the statutory merger agreement, the merger consideration of $7.70 per Hudson Class A common share represents a premium to the going concern value of Hudson.
The special committee is not aware of any firm offer for a merger or asset sale of Hudson having been made during the past two years.
It should be noted that this explanation of the reasoning of the special committee and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth below in the section entitled “Caution Regarding Forward-Looking Statements” beginning on page 12 of this shareholder circular.
Reasons for the merger and the recommendation of the Hudson board of directors
On August 17, 2020, based in part on the unanimous recommendation of the special committee, as well as on the basis of the other factors described above (including, among other factors, the financial analyses reviewed and discussed with the special committee with its financial advisors), the Hudson board of directors by unanimous resolution of the members present at such meeting:
•	determined that the merger consideration constitutes “fair value” for each share of Hudson Class A common shares in accordance with Bermuda law;
•
determined that the terms of the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of Hudson and its unaffiliated shareholders;

•
approved, adopted and declared advisable the execution, delivery and performance of the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger;

•	directed the submission of the merger agreement and the statutory merger agreement to the vote of Hudson’s shareholders; and
•
recommended that the shareholders of Hudson vote in favor of the adoption and approval of the merger agreement and the statutory merger agreement and the transactions contemplated thereby, including the merger.

In evaluating the merger agreement and the statutory merger agreement and the transactions contemplated thereby, and in the course of making these determinations, the Hudson board of directors expressly adopted the special committee’s analyses and conclusions described above. Without limiting the foregoing, the Hudson board of directors considered a number of factors, including the following material factors and benefits of the merger (which are not listed in any relative order of importance):
•	The independence and experience of the special committee and the factors relating to procedural safeguards of the special committee process.
•	The unanimous recommendation of the special committee.
•
The factors considered by the special committee, including the benefits, risks and potentially negative factors relating to the merger and other transactions contemplated by the merger agreement and the statutory merger agreement.

The preceding list of factors is not intended to be exhaustive but includes all material factors that the Hudson board of directors considered in evaluating the merger agreement and the statutory merger agreement and the transactions contemplated thereby. In view of the complexity and wide variety of factors in connection with the Hudson board of directors’ evaluation of the merger agreement and the statutory merger agreement and the transactions contemplated thereby, the members of the Hudson board of directors did not find it practical to quantify, rank or otherwise assign relative weights to the different factors in reaching their decision. In addition, in considering the factors described above, individual members of the Hudson board of directors may have given different weight to different factors. The Hudson board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determinations. The Hudson board of directors based its recommendation on the totality of the information presented, including discussions with the special committee.
The Hudson board of directors did not consider Hudson’s net book value as an important factor in determining the fairness of the merger consideration to the unaffiliated shareholders. The Hudson board of directors believes that net book value, as an accounting concept based on historical costs, is not a material indicator of Hudson’s value as a going concern as it does not take into account the future prospects of Hudson, market conditions, trends in the industry or the business risks in that industry, but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the merger consideration to the unaffiliated shareholders.
The Hudson board of directors did not find it practicable to, and did not, appraise the assets of Hudson to determine the liquidation value per Hudson Class A common share for the unaffiliated shareholders because (i) the Hudson board of directors believed that liquidation sales generally result in proceeds that are substantially less than in sales of a going concern; (ii) it believed that it was impracticable to determine a liquidation value given the significant execution risk involved in any liquidation; (iii) it considered Hudson to be a viable going concern; and (iv) Hudson will continue to operate its business following the merger. The Hudson board of directors did not seek to establish a pre-merger going concern value for the Hudson Class A common shares to determine the fairness of the merger consideration to the unaffiliated shareholders because following the merger Hudson likely will have a different capital structure. However, to the extent that the pre-merger going concern value was reflected in the NYSE closing price of $5.13 per Class A common share on August 18, 2020, the last trading day before Hudson announced the merger agreement and the statutory merger agreement, the merger consideration of $7.70 per Hudson Class A common share represents a premium to the going concern value of Hudson.
The Hudson board of directors is not aware of any firm offer for a merger or asset sale of Hudson having been made during the past two years.
It should be noted that this explanation of the reasoning of the Hudson board of directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth below in the section entitled “Caution Regarding Forward-Looking Statements” beginning on page 12 of this shareholder circular.
Position of Hudson as to the Fairness of the Merger
Hudson believes that the interests of the unaffiliated shareholders were represented by the special committee, which negotiated the terms and conditions of the merger agreement and the statutory merger agreement with the assistance of its independent legal and financial advisors. The special committee was provided a mandate by the Hudson board of directors to (i) consider and evaluate the merger proposal and any other proposals that may be received by Hudson in connection with a possible transaction, (ii) participate in and direct the negotiation of the terms and conditions of any transaction, and authorize, monitor and exercise general oversight on behalf of Hudson of any and all agreements, proceedings and activities of Hudson involving, responding to or relating to any transaction, (iii) terminate any negotiations, discussions or consideration of, or reject, on behalf of Hudson, any transaction (including, without limitation, the merger proposal), (iv) to the fullest extent permitted by law, enter into definitive documents and agreements on behalf of Hudson with respect to any transaction approved by the Hudson board of directors or, if not permitted by law to enter into such definitive documents and agreements without Hudson board of directors approval, recommend to the Hudson board of directors the advisability of entering into such definitive documents and agreements with respect to any transaction (subject to Hudson board of directors approval with respect to the same) and (v) provide to the Hudson board of directors a recommendation as to whether the Hudson board of directors should approve or disapprove of any transaction (including, without limitation, the merger proposal), subject to applicable law.
Based on their knowledge and analysis of available information relating to Hudson, discussions with Hudson’s senior management regarding Hudson and its business, the factors considered by, and findings of, the special committee and the Hudson board of directors discussed in this section entitled “—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”, Hudson believes that the merger is both substantively and procedurally fair to the unaffiliated shareholders.
Alternatives to the Merger
As noted above, in response to the proposal from Dufry, the special committee evaluated potential strategic alternatives, including a potential sale of Hudson, with the assistance of Hudson’s senior management and advisors. The special committee considered the risks and potential likelihood of achieving greater value for Hudson’s public shareholders by pursuing strategic alternatives to the merger, including continuing as an stand-alone public company and controlled affiliate of Dufry and pursuing Hudson’s management plan, relative to the benefits of the merger. In this regard, the special committee took into account that Dufry had an effective veto over any alternative extraordinary transaction and that Dufry stated in its letter dated July 16, 2020 that it and its affiliates would not expect to vote in favor of any alternative sale, merger or other extraordinary corporate transaction involving Hudson. For more information on the process behind the special committee’s determination, see the entitled “—Background of the Merger” and “—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on pages 22 and 30 , respectively, of this shareholder circular.
Dufry’s and Merger Sub’s Reasons for the Merger
Under the SEC’s rules governing “going-private” transactions, including Rule 13e-3 under the Exchange Act, each of Dufry and Merger Sub is an “affiliate” of Hudson and is required because of its affiliate status to disclose among other things its purpose for the merger, its reasons for structuring the transaction as proposed and any alternative structure that it considered, and its reasons for pursuing the merger at this time. Each of Dufry and Merger Sub is making the statements included in this part of the shareholder circular solely for the purpose of complying with the requirements of Rule 13e-3 and other rules under the Exchange Act. Neither Dufry nor Merger Sub is making any recommendation to any shareholder of Hudson as to how that shareholder should vote on the merger proposal, and Dufry’s and Merger Sub’s views as described in this part of the shareholder circular should not be so construed as such a recommendation.
For Dufry and Merger Sub, the purpose of the merger is to enable Dufry to acquire all of the Hudson Class A common shares not already owned by Dufry or Merger Sub. When the merger is completed, Hudson as the surviving company of the merger will be an indirect wholly owned subsidiary of Dufry.
Dufry and Merger Sub determined that structuring the transaction as a merger in the way as set forth in the merger agreement and the statutory merger agreement was efficient and appropriate because (i) it will enable Dufry to acquire all of the outstanding Hudson shares that Dufry does not already own at the same time, (ii) it will allow the unaffiliated shareholders to immediately realize the value of their investment in Hudson through their receipt of the $7.70 per Hudson Class A common share merger consideration and (iii) it is consistent with recent precedent transactions involving NYSE-listed companies incorporated under Bermuda law. Because the transaction structure is consistent with the objectives of Dufry and Merger Sub and with market practice, Dufry and Merger Sub did not pursue or propose an alternative transaction structure.
In making this determination, Dufry and Merger Sub evaluated both the long-term strategy with respect to Hudson and its separate public listing and recent developments with respect to Hudson, including the severe effects the COVID-19 pandemic had had on the operations, performance and prospects of Hudson, which were reflected in the trading prices of Hudson Class A common shares.
The structure of the transaction (including the merger) was proposed by Dufry in its initial merger proposal of July 6, 2020. Dufry and Merger Sub expect that the delisting and full re-integration of Hudson as a privately held company will reduce operating complexity, simplify governance and unlock synergies, while also eliminating many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, which are no longer justified in light of the operations, performance and prospects of Hudson. Dufry expects to benefit from such cost savings, which are anticipated to be, annually, approximately $25 million, as Hudson will become a wholly owned subsidiary of Dufry. The simplified organizational structure and operating processes are expected to further accelerate the decision-making process by adding more flexibility and efficiency, including in connection with Dufry’s strategy for the North American travel retail market, which focuses on operating duty-free and duty-paid convenience shops, as well as the further penetration of the food and beverage market. The closer alignment will also support and focus the North American business on the re-opening and growth acceleration during the recovery period following the COVID-19 pandemic.
Position of Dufry and Merger Sub as to the Fairness of the Merger
Under the SEC’s rules governing “going-private” transactions, including Rule 13e-3 under the Exchange Act, each of Dufry and Merger Sub is an “affiliate” of Hudson and accordingly, each of Dufry and Merger Sub is required to disclose its belief as to the fairness of the merger to Hudson’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act (which we refer to as “unaffiliated shareholders” in this shareholder circular). Each of Dufry and Merger Sub is making the statements included in this part of the shareholder circular solely for the purpose of complying with the requirements of Rule 13e-3 and other rules under the Exchange Act. Neither Dufry nor Merger Sub is making any recommendation to any shareholder of Hudson as to how that shareholder should vote on the merger proposal, and Dufry’s and Merger Sub’s views as to the fairness of the merger should not be construed as a recommendation to any unaffiliated shareholder as to how the unaffiliated shareholder should vote on the merger proposal.
Dufry and Merger Sub believe that the interests of the unaffiliated shareholders were represented by the special committee, which negotiated the terms and conditions of the merger agreement and the statutory merger agreement with the assistance of its independent legal and financial advisors. Dufry and Merger Sub attempted to negotiate a transaction that would be most favorable to it, and not to the unaffiliated shareholders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were substantively or procedurally fair to the unaffiliated shareholders. None of Dufry, Merger Sub or their respective affiliates participated in the deliberations of the special committee regarding, nor received any advice from the special committee’s independent legal or financial advisors as to, the fairness of the merger to the unaffiliated shareholders.
Furthermore, none of Dufry, Merger Sub or their respective affiliates undertook a formal evaluation of the fairness of the merger to the unaffiliated shareholders. No financial advisor provided Dufry, Merger Sub or any of their respective affiliates with any analysis or opinion with respect to the fairness of the merger consideration to the unaffiliated shareholders. Dufry and Merger Sub did not receive any independent reports, opinions or appraisals from any third party that is materially related to the merger in connection with the merger consideration or the fairness of the merger consideration offered to the unaffiliated shareholders or the fairness of the merger to Hudson or its affiliates or to the unaffiliated shareholders, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the merger consideration to the unaffiliated shareholders.
Based on their knowledge and analysis of available information relating to Hudson, discussions with Hudson’s senior management regarding Hudson and its business, the factors considered by, and findings of, the special committee and the Hudson board of directors discussed in the section entitled “—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger” beginning on page 30 of this shareholder circular, and the following factors, which are considered material and not listed in any relative order of importance, each of Dufry and Merger Sub believes that the merger is both substantively and procedurally fair to the unaffiliated shareholders:
•
Pursuant to the merger agreement and the statutory merger agreement, the unaffiliated shareholders will receive the merger consideration of $7.70 per Hudson Class A common share, which represents a 50.1% premium over the closing price of the Hudson Class A common shares as quoted by the NYSE on August 18, 2020, the last trading day prior to Hudson’s announcement of the merger agreement and a premium of approximately 63.1% based on the volume weighted average price of $4.72 per share during the 30 days ended on the same date.

•	The merger consideration is payable to the unaffiliated shareholders entirely in cash which provides certainty of value and immediate liquidity to the shareholders of Hudson Class A common shares.
•
Notwithstanding that each of the fairness opinions of Lazard and Santander was delivered to the special committee only and none of Dufry, Merger Sub or any of their respective affiliates was entitled to rely or relied upon any such opinions, the fact that the special committee received opinions from Lazard and Santander, to the effect that, as of the date of the opinion, and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard and Santander, as applicable, set forth in the applicable written opinion, the merger consideration was fair, from a financial point of view, to the unaffiliated shareholders.
•
The special committee was established and given authority to, among other things, review, evaluate and negotiate the terms of the merger and to recommend to the Hudson board of directors what action should be taken by Hudson, including not to engage in the merger.

•
The special committee consists solely of directors independent and disinterested directors who are unaffiliated with Dufry and Merger Sub or any member of management of Hudson and none of the members of the special committee is or was an employee of Hudson or any of its subsidiaries or affiliates.

•
None of Dufry, Merger Sub or their respective affiliates participated in the deliberative process of, or the conclusions reached by, the Hudson special committee or the negotiating positions of the Hudson special committee.

•	The special committee retained and was advised by its independent legal counsel and financial advisors who are experienced in advising committees such as the special committee in similar transactions.
•
The special committee and the Hudson board of directors, acting upon the unanimous recommendation of the special committee, determined that the merger agreement and the statutory merger agreement and the transactions therein, including the merger, are fair to and in the best interests of the unaffiliated shareholders.

•
The availability of appraisal rights to shareholders of Hudson Class A common shares who do not vote in favor of the merger proposal provides eligible shareholders with the opportunity to have a Bermuda court appraise the “fair value” of their shares.

•
The merger agreement allows the special committee, subject to specific limitations and requirements set forth in the merger agreement, to consider and respond to unsolicited third-party acquisition proposals and to furnish confidential information to, and engage in discussions or negotiations with, the person or parties making such acquisition proposals prior to the time Hudson’s shareholders approve the merger agreement and the statutory merger agreement.

•
The merger agreement requires Dufry to pay a reverse termination fee of either $6,000,000 or $12,000,000 as set forth in the merger agreement, if the merger agreement is terminated under certain circumstances.

Dufry and Merger Sub did not consider Hudson’s net book value as an important factor in determining the fairness of the merger consideration to the unaffiliated shareholders. Dufry and Merger Sub believe that net book value, as an accounting concept based on historical costs, is not a material indicator of Hudson’s value as a going concern as it does not take into account the future prospects of Hudson, market conditions, trends in the industry or the business risks in that industry, but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the merger consideration to the unaffiliated shareholders.
Dufry and Merger Sub did not find it practicable to, and did not, appraise the assets of Hudson to determine the liquidation value per Hudson Class A common share for the unaffiliated shareholders because (i) Dufry and Merger Sub believed that liquidation sales generally result in proceeds that are substantially less than in sales of a going concern; (ii) they believed that it was impracticable to determine a liquidation value given the significant execution risk involved in any liquidation; (iii) they considered Hudson to be a viable going concern; and (iv) Hudson will continue to operate its business following the merger. Dufry and Merger Sub did not seek to establish a pre-merger going concern value for the Hudson Class A common shares to determine the fairness of the merger consideration to the unaffiliated shareholders because following the merger Hudson likely will have a different capital structure. However, to the extent that the pre-merger going concern value was reflected in the NYSE closing price of $5.13 per Class A common share on August 18, 2020, the last trading day before Hudson announced the merger agreement and the statutory merger agreement, the merger consideration of $7.70 per Hudson Class A common share represents a premium to the going concern value of Hudson.

Dufry and Merger Sub are not aware of any firm offer for a merger or asset sale of Hudson having been made during the past two years.
In addition, Dufry and Merger Sub noted that the consummation of the merger is not conditioned upon the approval by a majority of the holders of the Hudson shares other than Dufry, as Bermuda law does not require such approval and Dufry and Merger Sub do not believe it is necessary or customary to have this procedural safeguard given the various procedural safeguards that had already been implemented by Hudson in relation to the special committee process, including the fact that the members of the special committee were all independent directors, not affiliated with Dufry, the fact that the Hudson board of directors was not permitted to approve the terms of the transaction without the recommendation of the special committee and the fact that Bermuda law allowed the possibility for shareholders to exercise appraisal rights.
The foregoing discussion of the information and factors considered by each of Dufry and Merger Sub in connection with the fairness of the merger is not intended to be exhaustive, but Dufry and Merger Sub believe that it includes all material factors considered by each of them. Neither Dufry nor Merger Sub found it practicable to, and they did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their conclusion as to the fairness of the merger. Rather, the fairness determinations were made by Dufry and Merger Sub after considering all the factors as a whole. The sequence in which the factors described above are presented is not intended to reflect their relative importance. Each of Dufry and Merger Sub believes that these factors provide a reasonable basis upon which to form its belief that the merger is fair to the unaffiliated shareholders. This belief should not, however, be construed as a recommendation to any unaffiliated shareholder to vote in favor of the merger proposal. As noted above, Dufry and Merger Sub are not making any recommendation as to how the unaffiliated shareholders should vote their Hudson Class A common shares on the merger proposal.
Opinion of Lazard Frères & Co. LLC
On August 17, 2020, at a meeting of the special committee held to evaluate the merger, Lazard rendered to the special committee an oral opinion, which was confirmed by delivery of a written opinion dated August 17, 2020, to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration of $7.70 in cash per Class A common share to be paid to holders of Class A common shares (other than the excluded holders) was fair, from a financial point of view, to such holders. For purposes of this section of the shareholder circular, “excluded holders” means (i) Hudson (with respect to Class A common shares held by Hudson as treasury shares), (ii) Dufry, (iii) Merger Sub, (iv) any other subsidiary of Dufry or Hudson and (v) holders of Class A common shares who do not vote in favor of the merger, as defined in the merger agreement, and who comply with all of the provisions of the Bermuda Companies Act concerning the rights of holders of Class A common shares to require appraisal of their Class A common shares pursuant to Bermuda law.
The full text of Lazard’s written opinion, dated August 17, 2020, to the special committee which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached to this shareholder circular as Annex C and is incorporated into this this shareholder circular by reference. The summary of Lazard’s opinion set forth in this this shareholder circular is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex C. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety. Lazard’s opinion was for the benefit of the special committee (in its capacity as such) and Lazard’s opinion was rendered to the special committee in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Class A common shares (other than excluded holders) of the merger consideration to be paid to such holders pursuant to the merger agreement. Lazard’s opinion was not intended to and does not constitute a recommendation to any Hudson shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.
In connection with its opinion, Lazard:
•	reviewed the financial terms and conditions of drafts, each dated August 17, 2020, of the merger agreement and the statutory merger agreement;
•	reviewed certain publicly available historical business and financial information relating to Hudson;

•
reviewed various financial forecasts and other data provided to Lazard by Hudson relating to the business of Hudson, including alternative sets of financial projections prepared by the management of Hudson at the request of the special committee, which are referred to in this shareholder circular as the original summary financial projections and the revised summary financial projections, and which assume, respectively, a recovery in business-related travel to pre-COVID levels and a recovery in business-related travel that is 20% below pre-COVID levels (for more information on the original summary financial projections and the revised summary financial projections, see the section entitled “—Certain Financial Information” beginning on page 52 of this shareholder circular);

•	held discussions with members of the senior management of Hudson with respect to the business and prospects of Hudson;
•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Hudson;
•	reviewed historical stock prices and trading volumes of Class A common shares; and
•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.
Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Hudson or concerning the solvency or “fair value” of Hudson, and Lazard was not furnished with any such valuation or appraisal. The special committee advised Lazard that the revised summary financial projections best reflect the anticipated future financial performance of Hudson; accordingly, at the direction of the special committee Lazard utilized the revised summary financial projections for purposes of its analyses in connection with this opinion. With respect to the financial forecasts utilized in Lazard’s analyses, Lazard assumed, with the consent of the special committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Hudson. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.
Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard further noted that the volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on Hudson and Lazard did not express an opinion as to the effects of such volatility or such disruption on Hudson. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to the price at which the Class A common shares may trade at any time subsequent to the announcement of the merger. In connection with Lazard’s engagement, Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with Hudson. In addition, Lazard’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which Hudson might engage or the merits of the underlying decision by Hudson to engage in the merger.
In rendering its opinion, Lazard assumed, with the consent of the special committee, that the merger would be consummated on the terms described in the merger agreement and the statutory merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of the special committee, that the executed merger agreement and statutory merger agreement would conform to the drafts reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the special committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger would not have an adverse effect on Hudson or the merger. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Hudson and the special committee obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified herein) of the merger, including, without limitation, the form or structure of the merger or the conversion of the Class B common shares in connection with the merger, or any agreements or arrangements entered into in connection with, or contemplated by, the merger. Lazard’s financial analyses did not take into account any potential differences in the value of the Class A common shares and Class B common shares as a result of the different terms thereof. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the merger consideration or otherwise. The issuance of Lazard’s opinion was approved by the fairness opinion committee of Lazard.
In preparing its opinion to the special committee, Lazard performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the special committee by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Lazard believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hudson. No company or business used in Lazard’s analyses is identical to Hudson, and such analyses may not necessarily utilize all companies or businesses that could be deemed comparable to Hudson. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.
The merger consideration was determined through negotiations between the special committee and Dufry and was approved by the Hudson board of directors, after unanimous recommendation and approval by the special committee. Lazard was not requested to, and it did not, recommend the specific merger consideration payable in the merger or that any given merger consideration constituted the only appropriate consideration for the merger. The decision to enter into the merger agreement was solely that of the special committee and the Hudson board of directors and the opinion of Lazard was only one of many factors taken into consideration by the special committee in its evaluation of the merger. Consequently, the analyses described below should not be viewed as determinative of the views of the Hudson board of directors, the special committee or Hudson’s management with respect to the merger or the merger consideration.
The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 14, 2020, the last trading day for Class A common shares before the date of the opinion, and is not necessarily indicative of current market conditions.
Introduction
As more fully described below, Lazard performed with respect to Hudson, discounted cash flow and comparable publicly traded companies analyses. Lazard carefully considered but ultimately did not utilize precedent transactions analysis on account of the fact that the contemplated merger is not a change of control transaction, as well as the fact that any existing precedent transactions were consummated in a different environment, rendering them unreliable for establishing a benchmark for the contemplated merger.
Discounted Cash Flow Analysis
Lazard performed a discounted cash flow analysis of Hudson. A discounted cash flow analysis is a valuation methodology used to derive an intrinsic valuation of a company by calculating the present value of its estimated future cash flows. Lazard utilized estimates from the revised summary financial projections for purposes of its discounted cash flow analysis, as more fully described below.
At the direction of, and based upon the guidance, information and consent provided by, the special committee, Lazard performed a discounted cash flow analysis to calculate the estimated present value, as of June 30, 2020, of the unlevered, after-tax free cash flows that Hudson was forecasted to generate during the calendar years 2020 to 2025. Using the revised summary financial projections, the unlevered, after-tax free cash flows were calculated by taking the net operating profit after tax (representing earnings before interest, excluding earnings attributable to non-controlling interest, after tax, excluding cash flows from specific U.S. tax attributes and expected savings from net operating loss carryforwards which were valued separately), then adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. Lazard then calculated the estimated present value of the terminal value of Hudson as of June 30, 2020, by selecting, based on its professional judgment and experience, a range of perpetuity growth rates of 1.0% to 2.0% (which implied exit EBITDA multiples ranging from 5.8x to 7.8x). For its discounted cash flow analysis, Lazard applied discount rates ranging from 7.6% to 8.6%. Such discount rates were based on Lazard’s estimated range of the weighted average cost of capital for Hudson derived by application of the capital asset pricing model, taking into account certain metrics including target capital structure, the risk-free rate of return on government debt, tax rates, unlevered and levered betas for the selected comparable travel retail companies discussed below, including Hudson and Dufry as appropriate, as well as certain financial metrics for the U.S. and Canadian financial markets generally.
Lazard also performed a separate discounted cash flow analysis to calculate the estimated present value, as of June 30, 2020, of the cash flows from tax attributes Hudson was forecasted to generate during the calendar years 2020 to 2028 as reflected in the revised summary financial projections. The cash flows from tax attributes were calculated by adding the U.S. cash tax adjustments (derived by permanent and temporary U.S. tax differences) and expected savings from net operating loss carryforwards as reflected in the revised summary financial projections. Lazard then calculated the estimated present value of the terminal value of Hudson tax attributes as of June 30, 2020, by selecting, based on its judgement and experience, a perpetuity growth rate of 0.0% and an estimated range of cost of equity of 9.1% to 10.4%. The cost of equity was derived by Lazard using the capital asset pricing model.
Lazard then calculated a range of implied values per Class A common share by adding the estimated present value of tax attributes, subtracting the net debt and adding the book value of equity investments in unconsolidated affiliates as of June 30, 2020, to the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of outstanding Hudson common shares, which include both Class A common shares and Class B common shares, provided by Hudson management. This analysis resulted in a range of implied values per Hudson Class A common share of $7.34 to $11.20.
Comparable Publicly Traded Companies Analysis
Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected publicly traded travel retail companies whose business and operations Lazard believed, based on its professional judgment and experience, to be similar to Hudson’s business and operations for purposes of this analysis, including companies in the travel retail industry.
The selected companies used in this analysis, which are referred to in this section of the shareholder circular as the “selected comparable travel retail companies” were as follows:
•	Dufry AG;
•	Lagardère SCA;
•	Autogrill SpA;

•	SSP Group PLC;
•	WH Smith PLC; and
•	Valora Holding AG.
Although none of the selected comparable travel retail companies included in the comparable publicly traded companies analysis is identical to Hudson, the peer companies included were chosen as they are publicly traded companies with certain business and financial characteristics that, for the purposes of this analysis, may be considered similar to certain business and financial characteristics of Hudson.
Lazard calculated and compared various financial multiples and ratios of each of the selected comparable travel retail companies, including among other things, the ratio of each comparable travel retail company’s enterprise value as a multiple of 2022 calendar year estimated EBITDA. The enterprise values and EBITDA estimates for each of the selected comparable companies listed above and used by Lazard in its analysis were (i) based on information from the most recent company filings, publicly available research analyst reports and FactSet Research Systems, which represents publicly available consensus estimates, and other public sources, (ii) adjusted to exclude the impact of IFRS 16 for comparability purposes and (iii) calendarized to Hudson’s fiscal year end of December 31 for comparability purposes. All of these calculations were based on publicly available financial data and closing share prices as of August 14, 2020, the last trading date prior to the date of the opinion. The results of this analysis are summarized in the following table:
	EV	2022E
	($ in billions)	EBITDA Multiple
Selected Comparable Travel Retail Companies
Dufry AG	$6.1	6.2x
Lagardère SCA	$4.9	7.1x
Autogrill SpA	$2.6	5.5x
SSP Group PLC	$2.4	6.4x
WH Smith PLC(1)	$2.2	9.3x
Valora Holding AG	$1.0	6.9x

Median		6.7x
Mean		6.9x
(1)	WH Smith 2022 multiple calculated based on non-calendarized FYE 2022 (August 31, 2022) estimates.
Based on its professional judgment after taking into account, among other things, such observed multiples, Lazard selected a range of 2022E EBITDA multiples of 5.75x to 7.75x for Hudson. Lazard then calculated a range of implied per share values of Class A common shares by subtracting the net debt, adding the book value of equity investment, and subtracting the book value of non-controlling interest of Hudson as of June 30, 2020, from the estimated enterprise value derived by Lazard using the comparable publicly traded companies analysis and dividing such amount by the fully diluted number of outstanding Hudson common shares, which include both Class A common shares and Class B common shares, as provided by Hudson management. This analysis resulted in a range of implied values per Class A common share of $5.05 to $8.27.
Other Analyses
The analyses and data relating to Hudson described below were presented to the special committee for reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.
Discounted Cash Flow Analyses (original summary financial projections)
Lazard also performed a discounted cash flow analysis for Hudson using the original summary financial projections and estimated ranges of weighted average cost of capital, terminal value growth rate, and all other assumptions for Hudson that were identical to the ones used for the discounted cash flow analysis performed for Hudson using the revised summary financial projections. This analysis resulted in a range of implied values per

Hudson Class A common shares of $8.48 to $12.76. The results were presented to the special committee for reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.
Selected Comparable Publicly Traded Companies Analysis (2019 EBITDA)
Lazard also considered the ratio of each comparable travel retail company’s enterprise value as a multiple of 2019 calendar year estimated EBITDA. This analysis resulted in a range of implied values per Hudson Class A common shares of $8.20 to $12.71. The results were presented to the special committee for reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion on the account that historical multiples are unreliable for establishing a valuation benchmark in an environment and industry affected by COVID-19, among other factors.
Historical Stock Trading
Lazard reviewed historical data with regard to the range of trading prices of shares of Hudson common shares for the 52-week period to and including August 14, 2020, the last trading day prior to the date of the opinion. During this period, the daily closing share price of Class A common shares ranged from $2.38 to $15.72 per share.
Analyst Price Targets
Lazard reviewed selected equity analyst stock price targets for Class A common shares based on publicly available research analyst reports in Thomson One, which indicated as of August 14, 2020 target prices that ranged from $5.25 to $9.00 per share.
Miscellaneous
The special committee selected Lazard to act as its financial advisor in connection with the merger based on Lazard’s qualifications, experience, reputation and familiarity with the travel retail industry. Lazard is an internationally recognized investment banking firm providing a broad range of financial advisory and securities services.
In connection with Lazard’s services as the special committee’s financial advisor, Hudson has agreed to pay Lazard an aggregate fee of $3.0 million, of which $1.5 million was payable on the date of the opinion and $1.5 million of which is contingent upon the closing of the merger. In addition, Hudson may, at the sole discretion of the special committee, based on the complexity of the situation, the quality of services provided by Lazard, and the satisfaction of the special committee with the performance of Lazard, pay Lazard an additional fee of up to $1.0 million. Hudson has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities and Bermuda laws. The financial advisory business of Lazard in the past has not provided any investment banking services to Hudson.
In the two-year period prior to the date of Lazard’s opinion, Lazard has not received compensation from Hudson and its affiliates in connection with the provision of any financial advisory or financing services, other than from Hudson for its role as financial advisor to the special committee in the merger and an immaterial retainer from Dufry for advisory services.
Lazard, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Hudson, Dufry and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Hudson, Dufry and certain of their respective affiliates.
Lazard Materials
In addition to the presentation made to the special committee on August 17, 2020, which has been filed with the SEC as Exhibit (c)-(5) to the Schedule 13E-3 of which this shareholder circular forms a part, copies of preliminary illustrative presentations presented or delivered by Lazard to the special committee on August 7,

2020 and August 13, 2020 containing preliminary illustrative financial analyses also are attached as Exhibits (c)-(3) and (c)-(4), respectively, to such Schedule 13E-3. None of these other preliminary illustrative presentations by Lazard, alone or together, constitute, or form the basis of, an opinion of Lazard with respect to the common shares merger consideration, and the preliminary illustrative financial analyses therein were based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the dates of the respective presentations.
Opinion of Banco Santander, S.A.
Pursuant to an engagement letter between Santander and the special committee dated July 21, 2020 (the “engagement letter”), the special committee retained Santander to serve as an independent financial advisor and to deliver a fairness opinion in connection with the proposed merger. In connection with Santander’s engagement, the special committee requested that Santander evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of Class A common shares (other than Dufry and Dufry’s affiliates) in the proposed merger pursuant to the terms and subject to the conditions set forth in the merger agreement. On August 17, 2020, at a meeting of the special committee, Santander rendered to the special committee its oral opinion, confirmed by delivery of a written opinion, dated August 19, 2020, to the effect that, as of August 17, 2020 and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Santander as set forth in its written opinion, the merger consideration to be received by the holders of the Class A common shares (other than Dufry and Dufry’s affiliates) was fair, from a financial point of view, to such holders.
The full text of Santander’s written opinion, dated August 19, 2020, to the special committee, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Santander in rendering its opinion, is attached to this shareholder circular as Annex D and is incorporated herein by reference in its entirety. The summary of Santander’s opinion set forth below is qualified in its entirety by reference to the full text of Santander’s opinion. Santander’s opinion was rendered to the special committee (in its capacity as such) in connection with its evaluation of the proposed merger and was limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Class A common shares (other than Dufry and Dufry’s affiliates), as of the date of the oral opinion. Santander’s opinion did not address any other aspects or implications of the proposed merger or the merger agreement. Santander’s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger or otherwise.
In arriving at its opinion, Santander:
•	compared the financial and operating performance of Hudson with publicly available information concerning certain other companies Santander deemed relevant;
•
compared the proposed financial terms of the proposed merger with the publicly available financial terms of certain transactions involving companies Santander deemed relevant and the consideration paid for such companies;

•	reviewed the current and historical market prices of the Class A common shares and certain publicly traded securities of such other companies;
•
reviewed certain internal financial analyses and forecasts prepared by the management of Hudson relating to Hudson’s business, which are referred to elsewhere in this shareholder circular as the “original summary financial projections” and the “revised summary financial projections” (the “management projections”) (for more information, see below in the section entitled “—Certain Financial Information” beginning on page 52 of this shareholder circular);

•	reviewed certain publicly available business and financial information concerning Hudson and the industries in which Hudson operates;
•	reviewed a draft of the merger agreement dated August 16, 2020;
•	reviewed current and historical trading prices and trading volume for the Class A common shares; and
•	performed such other financial studies and analyses and considered such other information as Santander deemed appropriate for the purposes of Santander’s opinion.

In addition, Santander held discussions with certain members of the management of Hudson and the special committee with respect to certain aspects of the proposed merger, and the past and current business operations of Hudson, the financial condition and future prospects and operations of Hudson, and certain other matters Santander believed necessary or appropriate to Santander’s inquiry.
In arriving at its opinion, Santander relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished or discussed with Santander by Hudson or otherwise reviewed by or for Santander. Santander did not independently verify any such information or its accuracy or completeness and, with the special committee’s consent, Santander did not assume any obligation to undertake any such independent verification. In relying on financial analyses and forecasts provided to Santander or derived therefrom, including the management projections, Santander had been advised by Hudson, and had assumed, at the direction of the special committee, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Hudson of the future financial performance of Hudson. Santander expressed no view as to such analyses or forecasts or to the assumptions on which they were based. Furthermore, Santander expressed no view as to the estimates prepared by the management of Hudson with respect to Hudson’s net operating loss tax carry forwards (“NOLs”) and Hudson’s ability to utilize such NOLs to achieve future tax savings. Santander had not conducted or been provided with any valuation or appraisal of any assets or liabilities (contingent or otherwise) of Hudson, nor had Santander made any physical inspection of the properties or assets of Hudson. Santander did not evaluate the solvency or “fair value” of Hudson or Dufry under any applicable state, federal or other laws relating to bankruptcy, insolvency or similar matters. In providing its opinion, Santander had assumed, at the direction of the special committee, that the proposed merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining necessary governmental, regulatory and other approvals, consents, releases and waivers for the proposed merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Hudson or the contemplated benefits of the proposed merger. In addition, Santander had assumed, at the direction of the special committee that the final executed merger agreement would not differ in any material respect from the draft merger agreement reviewed by Santander.
Santander did not express any view on, and its opinion did not address, any other term or aspect of the proposed merger (other than the merger consideration) or the transactions contemplated thereby or any term or aspect of any agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith, including, without limitation, the form or structure of the proposed merger. Santander was not requested to, and Santander did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Hudson. Furthermore, no opinion or view was expressed as to the relative merits of the proposed merger in comparison to other strategies or transaction that might be available to Hudson or in which Hudson might engage or as to the underlying business decision of Hudson to proceed with or effect the proposed merger.
Santander is not a legal, tax or regulatory advisor. Santander is a financial advisor only and had relied upon, without independent verification, the assessment of the parties to the proposed merger and their respective legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. Santander’s opinion was necessarily based on economic, market, tax, and other conditions as in effect on, and the information made available to Santander as of, the date of its opinion. It should be understood that subsequent developments to the date of Santander’s opinion may affect its opinion and the assumptions used in preparing it, and Santander does not have any obligation to update, revise, or reaffirm its opinion. Santander’s opinion was limited to the fairness, from a financial point of view, of the merger consideration and Santander expressed no opinion or view as to the fairness of any consideration paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Hudson or as to the underlying decision by Hudson to engage in the proposed merger. Furthermore, Santander expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed merger, or any class of such persons relative to the merger consideration to be paid to the holders of the Class A common shares in the proposed merger or with respect to the fairness of any such compensation.

The issuance of Santander’s opinion was approved by a fairness opinion committee of Santander. Santander’s opinion was provided to the special committee (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger. Santander’s opinion does not constitute a recommendation to any shareholder of Hudson as to how such shareholder should vote with respect to the proposed merger or any other matter.
In preparing its opinion, Santander performed a variety of financial and comparative analyses, the material portions of which are summarized below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Santander arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. In arriving at its opinion, Santander did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Santander believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Santander was based on all analyses and factors taken as a whole, and also on the application of Santander’s own experience and judgment.
The estimates used by Santander for purposes of its analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable that those suggested by such analyses. In addition, analyses relating to the value of Hudson do not purport to be appraisals or to reflect the prices at which Hudson actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Santander’s analyses are inherently subject to substantial uncertainty.
Santander was not requested to, and it did not, recommend or determine the specific consideration payable in the proposed merger. The type and amount of consideration payable in the proposed merger was determined through negotiations between the special committee, on the one hand, and representatives of Dufry and its affiliates, on the other hand, and Hudson’s decision to enter into the merger agreement was solely that of the special committee and the Hudson board of directors. Santander’s opinion was only one of many factors considered by the special committee in its evaluation of the merger and should not be viewed as determinative of the views of the special committee or the management of Hudson with respect to the proposed merger, the merger consideration or any other aspect of the transactions contemplated by the merger agreement.
Summary of Santander’s Financial Analyses
Set forth below is a summary of the material financial analyses performed by Santander in connection with the delivery of its opinion to the special committee. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Santander, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Santander. Certain financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Financial data utilized for Hudson in the financial analyses described below, to the extent based on internal financial forecasts and estimates of management, were based on certain financial forecasts and other information and data relating to Hudson provided to or discussed with Santander and approved for Santander’s use by Hudson which are referred to in this shareholder circular as the original Summary financial projections” and the “revised summary financial projections” and are further summarized in the section entitled “—Certain Financial Information” beginning on page 52 of this shareholder circular and which are referred to collectively as the management projections. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before August 14, 2020 (the last full trading date prior to the rendering of Santander’s oral opinion), and is not necessarily indicative of current market conditions.
Discounted Cash Flow Analysis
Santander performed a discounted cash flow analysis of Hudson. A discounted cash flow analysis is a valuation methodology used to derive an intrinsic valuation of a company by calculating the present value of its estimated future cash flows. Santander performed a discounted cash flow analysis of the estimated future unlevered after tax free cash flows attributed to Hudson from the third quarter of 2020 through the fiscal year ending 2025. The discounted cash flow analysis was used to determine the net present value as of June 30, 2020 of the estimated future unlevered after tax free cash flows. The estimated future unlevered after tax free cash flows were calculated by taking adjusted EBITDA as reflected in the revised summary financial projections, subtracting non-recurring items, tax (calculated based on earnings before interest and tax, excluding earnings attributable to non-controlling interest and cash flow from specific U.S. tax adjustments and expected savings from net operating loss carryforwards which were valued separately), capital expenditures and payments to non-controlling interests) and adjusting for changes in net working capital. For the purposes of its discounted cash flow analysis, Santander utilized and relied upon the revised summary financial projections, which are described in this shareholder circular in the section entitled “—Certain Financial Information” beginning on page 52 of this shareholder circular. Santander estimated the net present value of tax savings associated with Hudson’s U.S. tax adjustments and net operating loss carryforwards as provided in the revised summary financial projections by treating such items as cash-like items and using the cost of equity of 8.7%.
Santander estimated the net present value of all unlevered after-tax free cash flows attributable to Hudson after fiscal year 2025 (the “terminal value”) using a perpetuity growth rate formula assuming perpetuity growth rates ranging from 1.0% to 2.0% (selected in Santander’s professional judgment and experience), adjusted to reflect normalized levels of capital expenditures and depreciation and amortization as well as changes in net working capital. Santander then used discount rates ranging from 7.0% to 8.0%, reflecting Hudson’s weighted average cost of capital, to discount the projected free cash flows and the terminal value. Santander estimated Hudson’s weighted average cost of capital by estimating the weighted average of Hudson’s cost of equity (derived using the capital asset pricing model) and Hudson’s after-tax cost of debt. Based on this estimated weighted average cost of capital, Santander derived a range of discount rates by utilizing its professional judgment and experience, taking into account, among other factors, the nature of Hudson’s business and its industry and the capitalization of Hudson and other publicly traded companies that Santander deemed relevant to its analysis.
Based on these assumptions, Santander then calculated a range of implied values of Hudson’s Class A common shares by adding the estimated present value of tax attributes, subtracting the net debt and adding the book value of equity investments in unconsolidated affiliates as of June 30, 2020, to the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of outstanding Hudson common shares, which include both Class A common shares and Class B common shares, provided by Hudson management. This analysis resulted in a range of implied values of Hudson Class A common shares as of June 30, 2020 of $7.76 to $12.11 per share of Class A common share.
Selected Publicly Traded Companies Analysis
Santander reviewed and compared certain financial information for Hudson to corresponding information of the following publicly traded companies in the travel retail and concession catering industry (collectively, the “selected companies”):
•	Autogrill S.p.A. (“Autogrill”)
•	Dufry AG (“Dufry”)
•	Lagardère SCA (Lagardère)
•	SSP Group plc (“SSP Group”)
•	WH Smith PLC (“WH Smith”)

Although none of the selected companies is directly comparable to Hudson, the companies included were chosen utilizing Santander’s professional judgment and experience because they are publicly traded companies which engage in a similar business as Hudson and with operations that, for purposes of analysis, may be considered similar to certain operations of Hudson. Santander does not have access to non-public information of any of the selected companies. Accordingly, a complete valuation analysis of Hudson cannot rely solely upon a quantitative review of the selected companies, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such selected companies, as well as other factors that could affect their value relative to that of Hudson. Therefore, the selected publicly traded companies analysis is subject to certain limitations.
Santander calculated and compared various financial multiples and ratios for each of the selected companies and Hudson, including among other things, the ratio of each selected company’s enterprise value as a multiple of 2022 calendar year estimated EBITDA. The enterprise values and EBITDA estimates for each of the selected companies listed above and used by Santander in its analysis were (i) based on information from the most recent company filings, publicly available research reports and S&P Capital IQ, which provides publicly available broker estimates, and other public sources, (ii) adjusted to exclude the impact of IFRS 16 for comparability purposes and (iii) calendarized to Hudson’s fiscal year end of December 31 for comparability purposes. All of these calculations were based on publicly available financial data and closing share prices as of August 14, 2020, the last trading date prior to the date of the oral opinion.
With respect to the selected companies, Santander calculated:
•
the enterprise value (which represents the equity value plus book values of total debt and pension obligations, including preferred stock and minority interests, less cash and investments in associates) (“EV”) as of the end of the last quarter for which financials were publicly available and based on forecasts from equity research available as of August 14, 2020;

•	revenues based on consensus estimates of selected publicly available research analysts reports;
•	earnings before interest, tax, depreciation and amortization (“EBITDA”) based on consensus estimates of selected publicly available research analysts reports;
•	earnings before interest and tax (“EBIT”) based on consensus estimates of selected publicly available research analysts reports;
•	EV as a multiple of estimated revenues for the calendar years of 2020, 2021 and 2022;
•	EV as a multiple of estimated EBITDA for the calendar years of 2020, 2021 and 2022; and
•	EV as a multiple of estimated EBIT for the calendar years of 2020, 2021 and 2022.
The mean and median trading multiples of the selected companies are set forth below.
	EV / Revenues			EV / EBITDA			EV / EBIT
	2020E	2021E	2022E	2020E(2)	2021E	2022E	2020E(3)	2021E	2022E
Autogrill	0.66x	0.53x	0.47x	n.m.	9.1x	6.0x	n.m.	n.m.	20.2x
Dufry	1.32x	0.85x	0.67x	n.m.	13.7x	6.5x	n.m.	n.m.	9.7x
Lagardère	0.84x	0.68x	0.63x	n.m.	10.2x	7.7x	n.m.	18.1x	12.0x
SSP Group	1.04x	0.78x	0.67x	n.m.	9.5x	6.2x	n.m.	23.7x	10.4x
WH Smith	1.60x	1.32x	1.17x	n.m.	12.1x	8.7x	n.m.	20.6x	12.5x
Mean	1.09x	0.83x	0.72x	n.a.	10.9x	7.0x	n.a.	20.8x	12.9x
Median	1.04x	0.78x	0.67x	n.a.	10.2x	6.5x	n.a.	20.6x	12.0x
(2)	Not applicable due to material declines in EBITDA as a result of the impact of COVID-19 that distorted the trading multiples.
(3)	Not applicable due to material declines in EBITDA as a result of the impact of COVID-19 that distorted the trading multiples.
Santander then used an illustrative range of multiples derived from the selected companies to calculate a range of implied values for the Class A common shares based on the revised summary financial projections, which are described in this shareholder circular in the section entitled “—Certain Financial Information” beginning on page 52 of this shareholder circular. The ranges of multiples used by Santander were chosen by

Santander utilizing its professional judgment and experience, taking into account Santander’s review of the multiples of the selected companies. Santander then applied the illustrative range of multiples to Hudson’s estimated EBITDA for the calendar year of 2022, resulting in EV / EBITDA 2022E in a range of 6.0x to 7.7x. Utilizing its professional judgment and experience, Santander excluded WH Smith as a reference point for the valuation range.
Santander then divided the estimated EV derived from the foregoing by the fully diluted number of outstanding Hudson common shares, including both Class A common and Class B Common shares, provided by Hudson management, which resulted in a range of implied values for Hudson Class A common shares of $5.41 to $8.19 per share.
Equity Research Analyst Target Prices
Santander reviewed the most recent publicly available research analysts’ one year-forward price targets for the Class A common shares prepared and published by selected research analysts. Santander noted that, as of August 17, 2020, two days prior to Hudson’s announcement that Dufry had decided to pursue a potential acquisition of all of the Class A common shares it does not already own, such price targets ranged from $5.25 to $9.00 per Class A common share.
Other Information
Santander noted that the 52-week trading range and implied premia analyses below with respect to Hudson are not valuation methodologies and were presented for reference only. Such methodologies did not provide a basis for, and were not otherwise material to, the rendering of Santander’s opinion.
52-Week Trading Range
Santander reviewed the historical closing share prices of the Class A common shares for the 52-week period ended August 17, 2020, two days prior to the announcement of the merger on August 19, 2020. Santander noted that the low and high closing share prices during the 52-week period ended August 17, 2020 were $2.38 and $15.72 per share of Class A common share respectively.
Implied Premia Paid
For the years 2016 through 2020 (as of August 17, 2020), Santander calculated, using publicly available information, the mean, median, 25th percentile and 75th percentile one-day unaffected stock price premia paid for acquisition transactions with an equity value between US$100 million and US$1 billion that Santander deemed appropriate in its professional judgment and experience. The analysis indicated a mean, median, 25% percentile and 75th percentile one-day unaffected stock price premia of 22.2%, 9.8%, 4.9% and 29.8% respectively. Based on the foregoing review and utilizing its professional judgment and experience, Santander applied a premia reference range of 4.9% to 29.8% to the closing share price of the Class A common shares as of August 17, 2020, two days prior to the announcement of the merger on August 19, 2020. This analysis indicated an illustrative range of prices per share of Class A common shares of $5.53 to $6.84 based on the closing share price of the Class A common shares as of August 17, 2020.
Other presentations by Santander
In addition to the presentation provided to the special committee on August 19, 2020, the date on which Santander delivered its written fairness opinion, as described above, Santander made two other written presentations to the special committee on July 24 and August 17, 2020, which are referred to as the preliminary Santander presentations. Copies of the preliminary Santander presentations have been attached as exhibits to the Schedule 13E-3 filed by Dufry, Merger Sub and Hudson with the SEC with respect to the proposed merger.
The July 24, 2020 materials included, for information purposes, among other things, (i) an overview of Santander’s valuation methodology and (ii) initial, preliminary valuation analyses.
The August 17, 2020 materials included, for information purposes, among other things, preliminary valuation analyses that were substantially similar to those contained in the written presentation provided to the special committee on August 19, 2020 and updated based on then-current market information, with most substantive changes compared to the July 24, 2020 materials reflecting (1) the separate valuation of NOLs and tax adjustments following discussions with the management of Hudson, (2) adjusted tax treatment of minority interests, (3) the revised summary financial projections, which were substantially similar to the original summary financial projections other than for certain revisions by management of Hudson made to reflect the impact of further decline in business travel in 2023E, 2024E and 2025E and which Santander utilized at the direction of the special committee, and (4) updates to the weighted average cost of capital and trading multiple ranges utilized by Santander in its valuation analyses to reflect changes in market data.
Each of the analyses performed in the preliminary Santander presentations was subject to further updating and subject to the final analyses provided to the special committee on August 17, 2020 by Santander. Each of these analyses was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Santander as of, the dates on which Santander performed such analyses. Accordingly, the results of the financial analyses may have differed due to changes in those conditions and other information, and the preliminary Santander presentations did not contain all of the financial analyses included in the August 17, 2020, presentation. None of the preliminary Santander presentations, alone or together, constitutes an opinion of Santander with respect to the merger consideration.
Miscellaneous
The special committee selected Santander as its financial advisor because it is a recognized financial advisory firm that has substantial experience in transactions similar to the proposed merger and it regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and other purposes. Pursuant to the engagement letter, as compensation for Santander’s services in connection with the rendering of its opinion to the special committee, Hudson agreed to pay Santander a fee of €775,000, payable upon the earlier of (i) the delivery of Santander’s opinion or (ii) the execution of the definitive documentation with respect to the proposed merger if, prior to such execution, Santander informs the special committee that it is prepared to deliver its opinion. No portion of Santander’s fee is contingent upon the successful consummation of the proposed merger or the conclusion contained in its opinion. In addition, Hudson has also agreed to indemnify Santander for certain liabilities arising out of its engagement.
Other than Santander’s engagement to render its opinion to the special committee, during the two years preceding the date of its opinion, Santander and its affiliates had commercial and/or investment banking relationships with Dufry and provided cash management, working capital solutions, guarantees and risk management products to Dufry in Europe and South America, for which Santander and its affiliates received aggregate fees of approximately €740,000. Such services by Santander and/or its affiliates during such period included Santander and/or its affiliates’ acting as Joint Bookrunner in the initial public offering of Hudson in 2018 and acting as Global Coordinator and Bookrunner in the €750 million senior notes issuance in 2019.
In the ordinary course of Santander’s businesses, Santander and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Hudson or Dufry for its own account or for the accounts of customers and, accordingly, Santander may at any time hold long or short positions in such securities or other financial instruments.
Certain Financial Information
Hudson does not, as a matter of course, publicly disclose detailed financial projections as to future performance, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. These and other factors make it difficult to accurately forecast Hudson’s performance. However, as further described in the section entitled “—Background of the Merger” beginning on page 22 of this shareholder circular, certain financial projections were prepared by Hudson’s management at the request of the special committee and subsequently made available to the special committee’s advisors in connection with their evaluation of Dufry’s merger proposal. In addition, Hudson’s management provided to the special committee and its advisors certain financial projections prepared for Dufry by Hudson’s management, which were prepared at the request of Dufry in connection with Dufry’s performance of its goodwill impairment analysis as of March 31, 2020.
This summary of Hudson’s financial projections is included solely to provide information on the financial projections that were made available to the special committee and the special committee’s advisors in connection with their evaluation of the merger. The financial projections may differ materially from published analyst estimates and forecasts and the inclusion of the financial projections should not be regarded as an indication that

Hudson, the special committee or the special committee’s advisors or any other person considered, or now considers, the financial projections to be a reliable prediction of future results. By including these financial projections, neither Hudson nor any other person (or their respective representatives) has made or is making any representation to any person regarding the information included in the projections or the ultimate performance of Hudson compared to the projections. Accordingly, Hudson has not made any representation to Dufry or Merger Sub, in the merger agreement and the statutory merger agreement or otherwise, concerning the projections.
The financial projections are subjective in many respects. Although presented with numerical specificity, the financial projections reflect and are based on numerous varying assumptions and estimates with respect to industry performance, general business, economic, political, market and financial conditions, competitive uncertainties, and other matters, all of which are difficult to predict and beyond Hudson’s control. The financial projections also reflect assumptions as to certain business matters that are subject to change and are beyond Hudson’s control. The financial projections are forward-looking statements that should be read with caution, and there can be no assurance that the projected results will be realized or that actual results will not be higher or lower than projected (see the section entitled “Caution Regarding Forward-Looking Statements” beginning on page 12 of this shareholder circular for more information). In addition, since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections were not prepared with a view toward public disclosure or toward complying with IFRS and Hudson’s independent registered public accounting firm has not examined or compiled any of the financial projections, expressed any conclusion or provided any form of assurance with respect to the financial projections and, accordingly, assumes no responsibility for them. The financial projections incorporate certain financial measures, such as EBITDA and free cash flow, which are not IFRS measures. Hudson’s calculations of these financial measures may differ from others in its industry and are not necessarily comparable with information presented under similar captions used by other companies.
The financial projections were prepared by Hudson’s management in good faith based on management’s reasonable best estimates and assumptions (subject to the limitations discussed in the three descriptions below), particularly in light of the impact of the COVID-19 pandemic, with respect to Hudson’s future financial performance at the time they were prepared and speak only as of that time. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, and Hudson does not intend to update or otherwise revise the financial projections, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this shareholder circular should not be regarded as an indication that such projections are an accurate prediction of future events, and they should not be relied on as such.
Set forth below is a summary of the financial projections that the special committee and its advisors considered in their evaluation of the merger proposal.
Impairment Case Financial Projections
As required by certain accounting rules, Dufry reviews its goodwill for impairment on an annual basis or more frequently if certain indicators of impairment exist. Accordingly and in light of the global impact of the COVID-19 pandemic on Dufry and Hudson’s businesses, Dufry directed Hudson’s management to perform impairment tests as of March 31, 2020. For the purposes of these projections, Dufry instructed Hudson’s management to assume no new business opportunities would be available following the recovery from the COVID-19 pandemic and to make simplifying assumptions regarding the treatment of Hudson’s tax attributes and consolidated, non-wholly owned joint ventures. Solely for this purpose, Hudson’s management prepared a set of financial projections for the fiscal years 2020 through 2024, that forecasted the impact of the COVID-19 pandemic on Hudson and its businesses (the “impairment case financial projections”) that were provided to the special committee and its advisors on July 14, 2020.

The following table presents a summary of the impairment case financial projections:
	2020E	2021E	2022E	2023E	2024E
	($ millions)
Impairment Case Financial Projections
Consolidated Net Sales	$910	$1,405	$1,690	$1,882	$1,939
Consolidated EBITDA	$(139)	$40	$136	$218	$231
Consolidated Free Cash Flow	$(193)	$(22)	$57	$120	$129
Original Summary Financial Projections
Following receipt of the merger proposal on July 6, 2020 and at the request of the special committee, Hudson’s management prepared, and subsequently made available to the special committee and its advisors, a set of financial projections on July 21, 2020, which included multi-year projections for the fiscal years 2020 through 2025 (the “original summary financial projections”). The original summary financial projections reflect various estimates, assumptions and methodologies that differ from the estimates, assumptions and methodologies reflected in the impairment case financial projections, which were prepared by Hudson’s management in a different context and were selected based on the then applicable and specific requirements of Dufry’s impairment analysis, and were based on the impacts of a number of changes that had occurred since the impairment case financial projections were prepared, including, among other things: (1) improvements to Hudson’s cost structure, reflecting the impact of personnel expense savings and significant rent concessions that Hudson had been able to achieve since the impairment case financial projections were prepared, (2) the availability and sources of certain new business opportunities, which were not included in the impairment case financial projections due to the applicable requirements of Dufry’s impairment analysis, (3) a more comprehensive treatment of Hudson’s tax attributes, which included a separate analysis to calculate the estimated present value of the tax attributes, calculated by adding the U.S. cash tax adjustments and expected savings from net operating loss carryforwards whereas the impairment case financial projections simplified the projections by estimating Hudson’s net operating loss usage in arriving at free cash flow, and (4) the treatment of Hudson’s joint ventures, which excluded free cash flow attributable to the minority interests in Hudson’s consolidated, non-wholly owned joint ventures.
As a result of the differences described above, the impairment case financial projections incorporates a free cash flow financial measure that is not directly comparable to the free cash flow financial measure incorporated in both the original summary financial projections and the revised summary financial projections. One consequence of these differences, among other things, is to cause the free cash flow financial measure summarized by the line item “Consolidated Free Cash Flow” in the impairment case financial projections to be different than the free cash flow financial measure summarized by the line item “Free Cash Flow Attributable to Hudson” in the original summary financial projections and the revised summary financial projections due to the treatment of Hudson’s joint ventures, which excluded free cash flow attributable to the minority interests in Hudson’s consolidated, non-wholly owned joint ventures in the original summary financial projections and revised summary financial projections.
The following table presents a summary of the original summary financial projections:.
	2020E	2021E	2022E	2023E	2024E	2025E
	($ millions)
Original Summary Financial Projections
Consolidated Net Sales	$838	$1,410	$1,692	$1,918	$2,088	$2,244
Consolidated EBITDA	$(106)	$49	$153	$232	$266	$300
Free Cash Flow Attributable to Hudson	$(164)	$(4)	$48	$92	$112	$127
Revised Summary Financial Projections
As discussed in more detail above in the section entitled “—Background of the Merger” beginning on page 22 of this shareholder circular, during the course of July 12, 2020 through August 3, 2020, Hudson’s management held extensive discussions with the special committee and its financial advisors regarding the original summary financial projections, including Hudson’s management assumptions about the timing and extent of the short- and mid-term recovery from the current downturn in air travel related to the COVID-19 pandemic, the relative importance of business-related travel to Hudson’s revenue and Hudson’s management expectation as to the possibility of a sustained or permanent reduction in business-related travel following the effects of the COVID-19 pandemic. Following these discussions, Hudson’s management prepared, and subsequently made available to the special committee and its advisors, a set of financial projections on August 2, 2020 (the “revised summary financial projections”) which were identical to the original summary financial projections other than for an adjustment to reflect the possibility of a more sustained reduction in business-related travel following the industry’s recovery from the COVID-19 pandemic.
The following table presents a summary of the revised summary financial projections:
	2020E	2021E	2022E	2023E	2024E	2025E
	($ millions)
Revised Summary Financial Projections
Consolidated Net Sales	$838	$1,410	$1,692	$1,858	$2,022	$2,173
Consolidated EBITDA	$(106)	$49	$153	$215	$247	$279
Free Cash Flow Attributable to Hudson	$(164)	$(4)	$48	$86	$104	$118
Interests of Hudson’s Directors and Executive Officers in the Merger
When considering the recommendation of the special committee and the Hudson board of directors that Hudson’s shareholders adopt the merger agreement and the statutory merger agreement and approve the merger, you should be aware that certain directors and executive officers may have interests in the merger that may be different from, or in addition to, those of Hudson’s shareholders generally. These interests may present such directors and executive officers with actual or potential conflicts of interest. The Hudson board of directors and the special committee were aware of these interests during their deliberations on the merits of the merger and in deciding to recommend that Hudson’s shareholders vote to adopt the merger agreement and statutory merger agreement and to approve the merger.
Set forth below are descriptions of the interests of Hudson’s directors and executive officers, including interests in equity or equity-based awards and other compensation and benefit arrangements. The non-employee directors who are discussed below are: Juan Carlos Torres Carretero, Julián Díaz González, Roger Fordyce, James Cohen, Mary J. Steele Guilfoile, Andrés Holzer Neumann, Joaquín Moya-Angeler Cabrera, James E. Skinner and Eugenia M. Ulasewicz. On May 4, 2020, Mary J. Steele Guilfoile stepped down from the Board of Directors of Hudson. Both Juan Carlos Torres Carretero and Julián Díaz González are employees of Dufry and its affiliates, and as such are not entitled to compensation for their service as a Hudson director. The executive officers who are discussed below are: Roger Fordyce (Chief Executive Officer), Adrian Bartella (Chief Financial Officer), Brian Quinn (Executive Vice President and Chief Operating Officer), Hope Remoundos (Executive Vice President and Chief Marketing Officer), Michael Mullaney (Executive Vice President, Corporate Strategy & Business Development) and Jordi Martin-Consuegra (Executive Vice President, Chief Administrative Officer and Deputy Chief Executive Officer). Joseph DiDomizio, the former Chief Executive Officer, left Hudson in January 2019 and is not entitled to any payments or benefits in connection with the merger. Heekyung (Jo) Min resigned from the Hudson board of directors in 2019 and is not entitled to any payments or benefits in connection with the merger.
Treatment of Hudson Class A Common Shares
Each of Hudson’s directors and executive officers will be entitled to receive, for each share of Hudson Class A common shares held by such director or executive officer as of the completion of the merger, the same per-share merger consideration in the same manner as the other holders of Hudson Class A common shares. As of [•], 2020, Hudson’s directors and executive officers held as a group [•] of Hudson Class A common shares.
Treatment of Equity Awards
Hudson’s executive officers have been granted awards of restricted stock units under Hudson’s Long-Term Incentive Plan for Selected Management Members. Hudson’s non-employee directors do not hold any Hudson equity awards and, therefore, have been omitted from the discussion below.
Vested Hudson Restricted Stock Units
As more fully described below under the heading “The Merger Agreement—Treatment of Hudson Restricted Stock Units” beginning on page 62 of this shareholder circular, each vested RSU will be canceled and converted into the right of the holder to receive the merger consideration ($7.70) for each Hudson Class A common share subject to such vested RSU. The estimated aggregate value (based on the merger consideration) of vested RSUs stock unit awards held by Hudson’s executive officers is $[•].
Unvested Hudson Restricted Stock Units and Performance Stock Units
Following the date of the merger agreement, Dufry and the Nomination and Remuneration Committee of Hudson cooperated in good faith to determine the appropriate treatment of unvested RSUs and unvested PSUs. Dufry and the Nomination and Remuneration Committee of Hudson agreed that, at the effective time of the merger, each unvested RSU and unvested PSU will be canceled and converted into the right to receive, in full satisfaction of any such unvested RSU or unvested PSU, the equity cash payment. For purposes of the unvested PSUs, the number of Hudson Class A common shares underlying the unvested PSUs will be calculated based on the achievement of performance results as of the closing date of the merger, with the performance targets for the year of closing prorated for the portion of the year that has elapsed prior to the closing. The equity cash payment for each unvested RSU and unvested PSU shall remain subject to the vesting terms set forth in the participant’s award agreement, and the applicable portion of the equity cash payment will be paid in cash as promptly as practicable following the scheduled vesting date set forth in the award agreement, but in no event later than two months following the scheduled vesting date. The estimated aggregate value (based on the merger consideration) of unvested RSU and unvested PSU awards held by Hudson’s executive officers, assuming for this purpose that the effective time of the merger is September 30, 2020, is $[•].
Directors’ and Officers’ Indemnification and Insurance
For information regarding indemnification of Hudson’s directors and executive officers, see the section entitled “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 69 of this shareholder circular.
Financing of the Merger
The parties estimate that the total amount of funds necessary to complete the merger and the related transactions, including payment of fees and expenses in connection with the merger, is approximately $[•], assuming no exercise of dissenters’ rights by shareholders of Dufry. Dufry expects to provide the amount of funds necessary to complete the merger and the related transactions through an equity rights offering, which has been fully underwritten by a bank consortium. The completion of the merger is conditioned on the completion of an equity rights offering (the “rights offering”) by Dufry resulting in net proceeds in an amount at least equal to the amount of funds necessary to complete the merger. In order to consummate the rights offering, Dufry must obtain the approval of its shareholders to increase the share capital of Dufry (the “share capital increase”). In connection with rights offering, Dufry has secured a CHF 415 million equity investment commitment from funds managed by Advent International Corporation or its affiliates to purchase shares at CHF 28.50 per share in the rights offering (to the extent such rights are not taken up by Dufry shareholders).
Dufry has plans with respect to the financing of the merger, other than the rights offering. For more information on Dufry’s financing arrangements for the merger, see the sections entitled “The Merger Agreement—Financing of the Merger” beginning on page 69 of this shareholder circular.
Regulatory Clearances and Approvals Required for the Merger
Under the terms of the merger agreement, each of Hudson and Dufry agrees to use their respective reasonable best efforts (except where the merger agreement specifies a different standard) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable with any government authority or other third party all documentation to effect all necessary filings and obtaining any specified regulatory approvals. The completion of the merger is not conditioned upon any regulatory approvals having been obtained.
Hudson does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the merger other than the approvals, filings or notices required under federal securities laws, and the filing with the Registrar of Companies in Bermuda to register the merger pursuant to the Bermuda Companies Act with respect to the merger and the notification to the Bermuda Monetary Authority regarding the merger, delisting and change in the ultimate beneficial ownership of Hudson.

Fees and Expenses
Except as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 72 of this shareholder circular, whether or not the merger is completed, all fees and expenses incurred in connection with the merger will be paid by the party incurring those fees and expenses. Hudson will pay the costs of printing and mailing this shareholder circular. Neither Hudson nor Dufry anticipate any solicitation expenses. Total fees and expenses incurred or to be incurred by Hudson in connection with the merger are estimated at this time to be as follows:
Description	Amount
Financial advisory fees and expenses	[•]
Legal fees and expenses	[•]
Printing and mailing costs	[•]
Total	[•]
It is also expected that Dufry and/or Merger Sub will incur approximately $[•] of financing costs and $[•] of legal fees and other advisory fees.
Material U.S. Federal Income Tax Consequences of the Merger
The exchange of Hudson Class A common shares for cash in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state and local and other tax laws. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 93 of this shareholder circular and consult your tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Material Bermuda Tax Consequences of the Merger
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by Hudson or by its shareholders in respect of the Hudson Class A common shares. As a result, other than for persons ordinarily resident in Bermuda there are no current Bermuda taxation implications resulting from the merger or the transactions contemplated by the merger agreement and the statutory merger agreement.
Hudson has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 31, 2035, be applicable to Hudson or to any of Hudson’s operations or to Hudson Class A common shares or other obligations except in so far as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Hudson in respect of real property owned or leased by Hudson in Bermuda. Consequently, other than for persons ordinarily resident in Bermuda, there are no current Bermuda taxation implications for holders of Hudson Class A common shares resulting from the merger or the transactions contemplated by the merger agreement and the statutory merger agreement.
Delisting and Deregistration of Hudson Class A Common Shares
Upon completion of the merger, the Hudson Class A common shares currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.
Appraisal Rights
Under Bermuda law holders of Hudson Class A common shares have rights of appraisal pursuant to which those holders of Hudson Class A common shares who do not vote in favour of the merger proposal and who are not satisfied that they have been offered “fair value” for their shares may apply to the Supreme Court of Bermuda for an appraisal of the “fair value” of their shares within one month of the giving of the notice of the special general meeting of Hudson and otherwise fully comply with the requirements seeking appraisal under the Bermuda Companies Act (such a person, a ‘dissenting shareholder’ and all Hudson Class A common shares held by such dissenting shareholder, “dissenting shares”). Any dissenting shareholder will not be paid the merger consideration and will instead be entitled, in lieu of the merger consideration, to receive the “fair value” of such shares, as appraised by the Supreme Court of Bermuda under the Bermuda Companies Act, from Hudson as the surviving company by payment within one month after such appraisal by the Supreme Court of Bermuda. If a dissenting shareholder fails to exercise, effectively withdraws or otherwise waives any right to appraisal, such dissenting shareholder’s Hudson Class A common shares will be canceled as of the effective time of the merger and converted into the right to receive the merger consideration. For a more complete description of the available appraisal rights, see the section entitled “Appraisal Rights of Shareholders” beginning on page 76 of this shareholder circular. The full text of Section 106 of the Bermuda Companies Act is attached to this shareholder circular as Annex E.
Under the merger agreement, Hudson has agreed to give Dufry (i) written notice of (A) any demands for appraisal of dissenting Hudson Class A common shares or appraisal withdrawals and any other written instruments, notices, petitions or other communication received by Hudson in connection with the foregoing and (B) to the extent that Hudson has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the “fair value” of the dissenting Hudson Class A common shares and (ii) to the extent permitted by applicable law, the opportunity to participate with Hudson in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. Hudson shall not, without the prior written consent of Dufry or as otherwise required by an order of a governmental entity of competent jurisdiction, voluntarily make any payment with respect to, negotiate with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. Payment of any amount payable to holders of dissenting Hudson Class A common shares shall be the obligation of the surviving company.
Litigation Related to the Merger
As of the date hereof, there are no pending lawsuits challenging the merger. However, potential plaintiffs may file lawsuits challenging the merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the merger and result in substantial costs to Hudson, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is the absence of any provision of any applicable law restraining, enjoining, prohibiting or otherwise making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Hudson’s business, financial condition, results of operations and cash flows.

THE MERGER AGREEMENT
The following is a summary of the material terms and conditions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the complete text of the Agreement and Plan of Merger, dated as of August 18, 2020, a copy of which is attached to this shareholder circular as Annex A, and which is incorporated by reference into this shareholder circular. We encourage you to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.
Explanatory Note Regarding the Merger Agreement
The following summary is included in this shareholder circular only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any factual information about Hudson or its subsidiaries or affiliates. Accordingly, the following summary is not intended to modify or supplement any factual disclosures about Hudson in its public reports filed with the SEC. In particular, the merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Hudson or any of its subsidiaries or affiliates. The merger agreement contains representations and warranties by Hudson, Dufry and Merger Sub which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by the disclosure schedules to the merger agreement; were made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Hudson’s public disclosures.
Additional information about Hudson may be found elsewhere in this shareholder circular and Hudson’s other public filings. See the section entitled “Where You Can Find More Information,” beginning on page 96 of this shareholder circular.
Structure of the Merger
At the effective time of the merger, Merger Sub will be merged with and into Hudson on the terms and subject to the conditions set forth in the merger agreement and the statutory merger agreement, and pursuant to Section 104H of the Bermuda Companies Act. As a result of the merger, the separate existence of Merger Sub will cease, and Hudson will be the surviving company of the merger and indirect wholly owned subsidiary of Dufry. Hudson, Dufry and Merger Sub will (i) on the closing date, execute and deliver the statutory merger agreement, (ii) on or prior to the closing date, cause an application for the registration of the surviving company (the “merger application”) to be executed and delivered to the Registrar of Companies in Bermuda as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) and Section 108(3) of the Bermuda Companies Act and (iii) cause to be included in the merger application a request that the registrar issue the certificate of merger with respect to the merger (the “certificate of merger”) on the closing date at the time of day mutually agreed upon by Hudson and Dufry and set forth in the merger application. Hudson, Dufry and Merger Sub agree that they will request the registrar provide in the certificate of merger that the effective date of the merger be the closing date. From and after the effective time, all of the undertaking, property and liabilities of Hudson and Merger Sub will vest in the surviving company and the surviving company shall continue to be liable for the obligations of Hudson and Merger Sub, with any existing cause of action, claim or liability to prosecution against either Hudson and Merger Sub unaffected, all as provided under Section 109(2) of the Bermuda Companies Act.
The memorandum of association of the surviving company will be the memorandum of association of Hudson immediately prior to the effective time, until thereafter amended as provided therein or in accordance with applicable law. The bye-laws of the surviving company will be in the form of the bye-laws of Merger Sub immediately prior to the effective time, until thereafter amended in accordance with applicable law, except that references to the name of Merger Sub will be replaced by references to Hudson. From and after the effective time of the merger, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Hudson immediately prior to the effective time will be the directors of the surviving company and (ii) the officers of Hudson immediately prior to the effective time will be the officers of the surviving company.
Closing and Effective Time of the Merger
Unless another place or time is mutually agreed by Hudson and Dufry, the closing of the merger will take place as soon as possible, but in any event no later than two business days after the date the closing conditions set forth in the merger agreement and described in the section entitled “—Conditions to Completion of the Merger” beginning on page 71 of this shareholder circular (other than conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions. The merger will become effective at such time as the certificate of merger is issued by the registrar or at such later time as may be specified in the certificate of merger. As of the date of this shareholder circular, we expect to complete the merger in the fourth quarter of 2020. However, completion of the merger is subject to the satisfaction or waiver of the conditions to the completion of the merger, which are described below, and it is possible that factors outside the control of Hudson or Dufry could delay the completion of the merger, or prevent it from being completed at all. There may be a substantial amount of time between the special general meeting and the completion of the merger. We expect to complete the merger promptly following the receipt of all required approvals.
Effect of the Merger on Hudson Shares
At the effective time of the merger, each Hudson Class A common share outstanding immediately prior to the effective time of the merger (other than shares owned by Hudson (as treasury shares), Dufry, Merger Sub, or any other subsidiary of Dufry and Hudson, or any shareholder who has properly demanded appraisal rights in accordance with the Bermuda Companies Act) will be converted into the right to receive $7.70 in cash, without interest and less any applicable withholding taxes. As of the effective time of the merger, all such Hudson Class A common shares will no longer be outstanding and will automatically be cancelled and retired and cease to exist, and will thereafter represent only the right to receive the merger consideration to be paid in accordance with the terms of the merger agreement.
At the effective time of the merger, each Hudson Class A common share held by Hudson (as treasury shares) or owned by Dufry, Merger Sub or any other subsidiary of Hudson or Dufry will be canceled without payment of any consideration. Each Hudson Class B common share will be converted into one fully paid and nonassessable common share of the surviving company without any further consideration payable in respect thereof. Each common share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into and become one fully paid and nonassessable common share of the surviving company with the same rights, powers and privileges as the shares so converted and will, together with each Hudson Class B common share converted into one fully paid and nonassessable common share of the surviving company, constitute the only issued and outstanding shares of the share capital of the surviving company. In addition, Hudson Class A common shares outstanding immediately prior to effective time of the merger and held by a shareholder who does not vote in favor of the merger and who has properly applied to the Supreme Court of Bermuda for an appraisal of the “fair value” of their Hudson Class A common shares within one month from the giving of the notice convening the special general meeting in accordance with the Bermuda Companies Act will not be converted into the right to receive the merger consideration, unless and until such holder fails to perfect, effectively withdraws or otherwise loses or waives any right to appraisal. If any holder of Hudson Class A common shares that demands appraisal rights properly perfects such rights, such holder will be entitled to the “fair value” of such Hudson Class A common shares as appraised by the Supreme Court of Bermuda, as further described in the section entitled “Appraisal Rights of Shareholders” beginning on page 76 of this shareholder circular.
Procedures for Surrendering Shares for Payment
Prior to the effective time of the merger, Dufry will appoint a paying agent for the purpose of exchanging for the merger consideration (i) certificates representing Hudson Class A common shares or (ii) uncertificated Hudson Class A common shares. Dufry International AG, a wholly owned indirect subsidiary of Dufry, will, and

Dufry will cause Dufry International AG to, make available to the paying agent the merger consideration to be paid in respect of both the certificates representing Hudson Class A common shares and the uncertificated Hudson Class A common shares.
Promptly after the effective time of the merger, Dufry will send, or cause the paying agent to send, to each holder of Hudson Class A common shares at the effective time of the merger a letter of transmittal and instructions (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of certificates representing Hudson Class A common shares or transfer of uncertificated Hudson Class A common shares to the paying agent) for use in such exchange.
Each holder of Hudson Class A common shares that have been converted into the right to receive the merger consideration will be entitled to receive, upon (i) surrender to the paying agent of a certificate representing Hudson Class A common shares, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the paying agent (or such other evidence, if any, of transfer as the paying agent may reasonably request) in the case of a book-entry transfer of uncertificated shares, the merger consideration payable for each Hudson Class A common share represented by a certificate or uncertificated Hudson Class A common share. Until so surrendered or transferred, as the case may be, each such certificate or uncertificated Hudson Class A common share will represent after the effective time of the merger for all purposes only the right to receive such merger consideration. No interest will be paid or will accrue on the cash payable upon surrender of any Hudson Class A common shares.
If any portion of the merger consideration is to be paid to a person other than the person in whose name the surrendered certificate or the transferred uncertificated share is registered, it will be a condition to such payment that (i) either such certificate be properly endorsed or otherwise be in proper form for transfer or such uncertificated share be properly transferred and (ii) the person requesting such payment must pay to the paying agent any transfer or other taxes required as a result of such payment or establish to the satisfaction of the paying agent that such tax has been paid or is not payable.
After the effective time of the merger, there will be no further registration of transfers of Hudson Class A common shares. If, after the effective time of the merger, certificates representing Hudson Class A common shares or uncertificated Hudson Class A common shares are presented to the surviving company, Dufry or the paying agent, they will be canceled and exchanged for the merger consideration.
Any portion of the merger consideration made available to the paying agent (and any interest or other income earned thereon) that remains unclaimed by holders of Hudson Class A common shares six months after the effective time of the merger will be returned to Dufry International AG or other affiliate designated by Dufry, upon demand, and any such holder who has not exchanged its Hudson Class A common shares for the merger consideration prior to that time will thereafter look only to Dufry International AG for payment of the merger consideration in respect of such Hudson Class A common shares without any interest thereon. Notwithstanding the foregoing, neither Dufry nor any of its affiliates will be liable to any holder of Hudson Class A common shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar applicable laws. Any amounts remaining unclaimed by holders of Hudson Class A common shares two years after the effective time of the merger (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority) will become, to the extent permitted by applicable law, the property of Dufry International AG, free and clear of any claims or interest of any person previously entitled thereto.
Any portion of the merger consideration made available to the paying agent to pay for Hudson Class A common shares for which appraisal rights have been perfected will be returned to Dufry International AG or one of its affiliates upon demand.
Withholding
Each of the paying agent, Merger Sub, the surviving company, Dufry International AG and Dufry will entitled to deduct and withhold from the merger consideration or any payment otherwise payable to any person pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law in any jurisdiction or political subdivision thereof or therein. If the paying agent, Merger Sub, the surviving company, Dufry International AG or Dufry, as the case may be, so withholds amounts and remits such amounts to the applicable governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to such person in respect of which the paying agent, Merger Sub, the surviving company or Dufry, as the case may be, made such deduction and withholding. Dufry will, upon request, use reasonable efforts to cooperate with Hudson and its shareholders to obtain any reduction of, or relief from, any deduction or withholding; provided however, that such terms do not require Dufry or Hudson to cause any delay to the closing in order to obtain any reduction of, or relief from, any deduction or withholding.
Treatment of Hudson Restricted Stock Units
•
At the effective time of the merger, each vested company RSU will be canceled, and Hudson will pay the holder of any such award at or promptly after the effective time of the merger, but in no event later than 60 days following the date on which such vested company RSU became vested, an amount in cash equal to the product of the merger consideration and the number of Hudson Class A common shares represented by such award. Notwithstanding the foregoing, in the event that Hudson determines prior to the closing of the merger that any vested company RSU constitute nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and that it is not permitted to be paid as described in the immediately preceding sentence without triggering a tax under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Hudson stock plan and award agreement that will not trigger a tax under Section 409A of the Code as determined by Hudson prior to the closing of the merger.

•
As promptly as practicable following the date of the merger agreement, the nomination and remuneration committee of Hudson and Dufry will cooperate in good faith to determine the appropriate treatment of the unvested restricted stock units with respect to Hudson Class A common shares in connection with the transactions contemplated by the merger agreement.

•
Prior to the effective time of the merger, Hudson and Dufry will take all actions as are reasonably necessary to (i) effectuate the treatment of the vested company RSUs set forth above and the treatment of the unvested company RSUs that is ultimately agreed upon by the nomination and remuneration committee of Hudson and Dufry, including obtaining consents from award holders and making any necessary amendments to the terms of the applicable company stock plan and award agreement governing such company RSUs, in accordance with applicable law and the terms of such applicable company stock plan and award agreement and (ii) if necessary, terminate, effective as of immediately prior to the effective time of the merger, the applicable company stock plan. The nomination and remuneration committee of Hudson and Dufry has agreed upon the treatment of the unvested company RSUs. See the section “Special Factors—Interests of Hudson’s Directors’ and Executive Officers in the Merger—Unvested Hudson Restricted Stock Units and Performance Stock Units” beginning on page 56 of this shareholder circular.

•
For purposes of the merger agreement, “vested company RSU” means each Hudson restricted stock unit with respect to which the applicable service-based and performance-based vesting conditions have been satisfied as of immediately prior to the effective time of the merger (including, for the avoidance of doubt, any such awards held by a former service provider of Hudson or any of its subsidiaries), “unvested company RSU” means each Hudson restricted stock unit, other than a vested company RSU, that is outstanding immediately prior the effective time of the merger and “company stock plan” means the Hudson Ltd. Long-Term Incentive Plan for Selected Management Members and any other equity or equity-based compensation plan that is sponsored or maintained by Hudson or any of its subsidiaries that provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or voting securities of Hudson, in each case, as amended from time to time.

Representations and Warranties
Hudson’s representations and warranties to Dufry and Merger Sub in the merger agreement relate to, among other things:
•	The organization, good standing and qualification of Hudson and its subsidiaries;

•
The corporate power and authority to execute, deliver and perform the merger agreement and the statutory merger agreement and to consummate the transactions contemplated by the merger agreement and the statutory merger agreement;

•	The receipt of the Hudson special committee recommendation and the Hudson board of directors recommendation;
•	Required regulatory filings and authorizations, consents or approvals of governmental entities;
•
The absence of certain breaches, violations, defaults or consent requirements under certain contracts, permits, organizational documents and laws, in each case arising out of the execution, delivery and performance of, and consummation of the transactions contemplated by, the merger agreement and the statutory merger agreement;

•	The capital structure of Hudson and its subsidiaries;
•	The financial statements of Hudson;
•	The disclosure documents required to be filed by Hudson in connection with the merger and information supplied by Hudson to Dufry for inclusion in the disclosure documents to be filed by Dufry;
•	The absence of certain undisclosed liabilities;
•	Compliance with laws by Hudson and its subsidiaries;
•	The absence of certain litigation, actions, suits, investigations or proceedings;
•	The absence of certain brokers’ and finders’ fees and other expenses payable by Hudson;
•	Receipt of the opinions of Lazard and Santander, respectively, with respect to the fairness of the merger consideration from a financial point of view;
•	The absence of a rights plan and exemption from antitakeover statutes or similar applicable law; and
•	Compensation and benefits plans, agreements and arrangements with or concerning employees of Hudson.
Dufry’s representations and warranties to Hudson in the merger agreement relate to, among other things:
•	The corporate organization, good standing and qualification of each of Dufry and Merger Sub;
•
The corporate power and authority to execute, deliver and perform the merger agreement and the statutory merger agreement and to consummate the transactions contemplated by the merger agreement and the statutory merger agreement;

•	Required regulatory filings and authorizations, consents or approvals of governmental entities;
•
The absence of certain breaches, violations, defaults or consent requirements under certain contracts, permits, organizational documents and laws, in each case arising out of the execution, delivery and performance of, and consummation of the transactions contemplated by, the merger agreement and the statutory merger agreement;

•	The accuracy of information supplied by Dufry to be included in disclosure documents filed by Hudson;
•	The absence of brokers’ and finders’ fees and other expenses payable by Dufry;
•	The availability of funds to consummate the merger and pay related fees; and
•	The solvency of the surviving company after the consummation of the merger;
None of the representations and warranties in the merger agreement survive the effective time of the merger.

Definitions of “Material Adverse Effect”
Many of Hudson’s representations and warranties in the merger agreement are qualified by a “company material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct has had or would reasonably be expected to have, individually or in the aggregate, a company material adverse effect). For purposes of the merger agreement, a “company material adverse effect” means a material adverse effect on:
(i) the financial condition, business or results of operations of Hudson and its subsidiaries, taken as a whole, excluding any such effect to the extent arising out of any of the following:
•
Changes in general economic or political conditions or the financial or capital markets globally or in any of the markets in which Hudson or any of its subsidiaries operate (including general changes in air or other travel or tourism behavior or patterns and changes by airport or other travel- or tourism-related operators in their licensing, franchising, merchandising and retailing strategies);

•
Acts of war, sabotage, terrorism or natural man-made disasters or pandemics (including the COVID-19 pandemic) or disease outbreaks or any escalation or worsening of any stoppages, shutdowns or habits or behavior of people in connection with any such pandemic or disease outbreak, or any response of any governmental authority thereto (including requirements for business closures or “sheltering-in-place”);

•
The announcement, pendency or performance of the transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, licensors, licensees or employees of Hudson or any of its subsidiaries (it being understood that this bullet point will not apply to a “company material adverse effect” as used in any representation or warranty contained in the merger agreement to the extent that such representation or warranty contained in the merger agreement expressly addresses the consequences resulting from the execution and delivery of the merger agreement, the announcement or pendency of the merger agreement, the consummation of the transactions contemplated thereby, or the performance of obligations thereunder);

•
The identity of Dufry as the indirect majority owner in Hudson or of Dufry or one of Dufry’s affiliates as party to the merger agreement or any facts or circumstances concerning Dufry or any of its affiliates, including their respective relationships with any customers, suppliers, distributors, licensors, licensees or partners of Hudson or any of its subsidiaries;

•	Changes or prospective changes in IFRS, applicable law or interpretation or enforcement thereof;
•
Changes in the market price or trading volume of the Hudson Class A common shares (provided that, to the extent not subject to any of the other exceptions therein, any fact, condition, change, development or event underlying or that contributed to such changes may be taken into account in determining whether there has been a company material adverse effect);

•
The failure of Hudson and its subsidiaries to meet internal or analysts’ expectations or projections, performance measures, operating statistics or revenue, earnings or other financial predictions (provided that, to the extent not subject to any of the other exceptions therein, any fact, condition, change, development or event underlying or that contributed to such failure may be taken into account in determining whether there has been a company material adverse effect); or

•	any action taken by Hudson or any of its subsidiaries at the written direction of Dufry or any of its subsidiaries or representatives, or in accordance with the express terms of the merger agreement.
Notwithstanding these exclusions, any change or event referred to in the first, second and fifth bullets will be taken into account in determining whether a “company material adverse effect” has occurred or would reasonably be expected to occur to the extent that any such change or event has a disproportionate effect on Hudson and its subsidiaries, taken as a whole, relative to other participants in the industry in which Hudson and its subsidiaries operate (but only to the extent of the incremental disproportionate effect thereof); and
(ii) Hudson’s ability to perform its obligations thereunder or consummate the merger or any of the other transactions contemplated by the merger agreement or the statutory merger agreement in a timely manner.

Certain of Dufry’s representations and warranties in the merger agreement are qualified by a “parent material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct has had or would reasonably be expected to have, individually or in the aggregate, a parent material adverse effect). For purposes of the merger agreement, a “parent material adverse effect” means a material adverse effect on Dufry’s ability to perform its obligations under the merger agreement or consummate the merger in a timely manner.
Conduct of the Business Pending the Merger
Hudson has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger. In general, except as expressly contemplated by the merger agreement or required by applicable law or any governmental authority, or with the prior written consent of Dufry (not to be unreasonably withheld, conditioned or delayed), Hudson is required to, and to cause each of its subsidiaries to, use its and their respective commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and in accordance with the Master Relationship Agreement, dated as of February 1, 2018, between Dufry and Hudson (the “Master Relationship Agreement”) and existing reporting lines and authorities between Hudson and Dufry. Without limiting the generality of the foregoing, Hudson is required to, and to cause each of its subsidiaries to, use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect its permits and (iii) maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it.
Notwithstanding anything to the contrary in the merger agreement, any action taken, or omitted to be taken, by Hudson or any of its subsidiaries as a result of any requirement of applicable law or any governmental authority to the extent related to or arising in response to COVID-19 (including, but not limited to, mandatory shutdowns, “shelter-in-place” requirements and closures) or otherwise generally consistent with the actions taken, or omitted to be taken, in response to COVID-19 by the other participants in the industry in which Hudson and its subsidiaries operate, shall in no event be deemed to constitute a breach of the covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger; provided that Hudson and its subsidiaries shall, to the extent reasonably practicable, consult with Dufry prior to taking, or omitting to take, any such action.
Notwithstanding anything to the contrary in the merger agreement, (i) if an action by Hudson or any of its subsidiaries requires the consent or approval of Dufry or any of its affiliates under the Master Relationship Agreement or any other agreement between Hudson or any of its subsidiaries, on the one hand, and Dufry or any of its affiliates, on the other hand, and Dufry or its affiliate, as applicable, does not provide such consent or approval, the failure to take such action by Hudson or its subsidiary, as applicable, will in no event be deemed to constitute a breach of the covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger and (ii) if an action or omission by Hudson or any of its subsidiaries results, directly or indirectly, from Dufry’s or any of Dufry’s affiliates’ breach of, failure to perform its obligations under, or failure to provide any of the services to Hudson and its subsidiaries that are contemplated by, in each case, the Master Relationship Agreement or any other agreement described in the foregoing clause (i), such action or omission will in no event be deemed to constitute a breach of the covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger.
Board Obligation to Call a Shareholders’ Meeting
Hudson has agreed to take all necessary actions in accordance with applicable law, Hudson’s bye-laws and the applicable rules of NYSE to duly call, give notice of, convene and hold the special general meeting as promptly as reasonably practicable after the date of the merger agreement for the purpose of voting on the approval and adoption of the merger agreement, the statutory merger agreement and the merger, which will be held on a date selected by Hudson in consultation with Dufry. Hudson is not permitted to, without the prior written consent of Dufry, adjourn, postpone or otherwise delay the special general meeting; provided Hudson may adjourn, recess, reconvene or postpone the special general meeting (i) if the required quorum for the special general meeting is not present, (ii) after consultation with Dufry, to the extent necessary to ensure that any legally required supplement or amendment to this shareholder circular is provided to the shareholders of Hudson within a reasonable amount of time in advance of the special general meeting, or (iii) otherwise with the written consent of Dufry, to take actions necessary or advisable to secure the shareholder approval. Without limiting the generality of the foregoing, unless and until the merger agreement is terminated in accordance with its terms, the Hudson board of directors must submit the merger agreement and the merger to the Hudson shareholders at the special general meeting, notwithstanding (A) the making of any “acquisition proposal” (as described below) (whether or not publicly made), (B) an adverse recommendation change (as described below), or (C) anything else to the contrary contained in the merger agreement. After Hudson has established a record date for the special general meeting, Hudson is not permitted to change such record date or establish a different record date for the special general meeting without the prior written consent of Dufry (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable law or the Hudson’s bye-laws. Without the prior written consent of Dufry, Hudson may only propose the adoption of the merger agreement, the statutory merger agreement and the transactions contemplated thereby (including the merger) to be acted on by the shareholders of Hudson at the special general meeting (including any adjournment or postponement thereof) (other than matters of procedure and matters required by applicable law to be voted on by Hudson’s shareholders in connection with the approval of the merger agreement and the transactions contemplated thereby). Dufry and Merger Sub have agreed to use their reasonable best efforts to assist and cooperate with Hudson in the preparation and mailing of this shareholder circular and all other required filings required under applicable law and the applicable rules of the NYSE. Dufry irrevocably agrees to cause its subsidiaries to vote all shares held by such subsidiaries in favor of the approval and adoption of the merger agreement, the statutory merger agreement and the merger at special general meeting.
Restrictions on Solicitation of Acquisition Proposals; Changes in Board or Special Committee Recommendation
Prior to the closing, Hudson has agreed that neither Hudson nor any of its subsidiaries will, nor will Hudson or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“representatives”) to, directly or indirectly:
•	solicit, initiate or take any action to knowingly assist, facilitate or encourage the submission of any acquisition proposal;
•
enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Hudson or any of its subsidiaries or afford access to the business, properties, assets, books or records of Hudson or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, an acquisition proposal;

•	make an adverse recommendation change with regard to the merger;
•	fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of Hudson or any of its subsidiaries; or
•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an acquisition proposal.
Hudson and Dufry agree that any violation of these restrictions on Hudson by any representative of Hudson or any of its subsidiaries will be a breach of such restrictions, unless (i) such violation is committed without the knowledge of the special committee and Hudson uses its reasonable best efforts to promptly cure such violation once the special committee is made aware thereof or (ii) such representative is also a representative of Dufry. Nothing contained in the merger agreement will constitute a waiver of any of any of Dufry’s rights under the Master Relationship Agreement.
Notwithstanding the restrictions described above, at any time prior to the adoption of the merger agreement by Hudson’s shareholders (but in no event after obtaining the adoption of the merger agreement by Hudson’s shareholders), (i) Hudson, acting at the direction of the special committee, directly or indirectly through its representatives, may (A) subject to the restrictions described above, engage in negotiations or discussions with any third party or its representatives if such third party has made after the date of the merger agreement a bona fide, unsolicited, written acquisition proposal that the special committee determines in good faith by a majority vote, after considering advice from the special committee financial advisors and outside legal counsel to the special committee, constitutes or would reasonably be expected to result in a “superior proposal” (as described below) and (B) thereafter furnish to such third party or its representatives non-public information relating to

Hudson or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party, which confidentiality agreement with such third party will include customary standstill obligations, but will not in any event include provisions requiring exclusive negotiations; and (ii) following receipt of a superior proposal after the date of the merger agreement, the special committee and/or board of directors of Hudson may make an adverse recommendation change; in each of the foregoing clauses (i) and (ii), only if the special committee or the board of directors of Hudson, as applicable, determines in good faith by a majority vote, after considering advice from outside legal counsel to Hudson, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the laws of Bermuda.
Hudson is required to keep Dufry fully informed, on a current basis, of the status and details of any acquisition proposal received and of any action taken, or contemplated to be taken. Neither the special committee or the board of directors of Hudson is permitted to make an adverse recommendation change pursuant to the exceptions described above unless (i) Hudson promptly notifies Dufry, in writing at least five business days before taking such action, of its intention to do so, (ii) if requested by Dufry, during such five business day or longer period, Hudson and its representatives will have discussed and negotiated in good faith with Dufry regarding any proposal by Dufry to amend the terms of the merger agreement in response to such superior proposal, (iii) Dufry does not make, within such five business day or longer period after its receipt thereof, an offer to amend the terms of the merger agreement that is at least as favorable to the shareholders of Hudson as such superior proposal and (iv) after such five business days or longer period, the special committee determines in good faith by a majority vote, after considering advice from the special committee financial advisors and outside legal counsel to Hudson, and taking into account any proposal by Dufry to amend the terms of the merger agreement made during such period, that (A) such acquisition proposal continues to be a superior proposal and (B) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the laws of Bermuda (it being understood and agreed that any amendment to the financial or other material terms of any such superior proposal will require the obligations of Hudson above to be complied with anew).
For purposes of the merger agreement, “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any third party offer, proposal or inquiry relating to, or any third party indication of interest in:
•
Any acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of Hudson and its subsidiaries or 15% or more of any class of equity or voting securities of Hudson or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Hudson;

•
Any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Hudson or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Hudson;

•
A merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Hudson or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Hudson; or

•
Any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the merger or that could reasonably be expected to dilute materially the benefits to Dufry of the transactions contemplated thereby.

For purposes of the merger agreement, “adverse recommendation change” means, with respect to the Hudson board of directors or special committee (A) a failure to make, withdraw or modify in a manner adverse to Dufry or Merger Sub the Hudson board recommendation or the special committee recommendation of the merger (or recommend an acquisition proposal or make any public statement (or statement to any of its shareholders (other than, for the avoidance of doubt, to a director of Hudson in his capacity as such)) inconsistent with the Hudson board recommendation or the special committee recommendation of the merger (including publicly proposing to withdraw or modify the Hudson board recommendation or the special committee recommendation)), (B) a failure to include the Hudson board’s recommendation and the special committee recommendation of the merger in this shareholder circular or (C) a recommendation of an acquisition proposal.

For purposes of the merger agreement, “superior proposal” means any bona fide, unsolicited written acquisition proposal for at least a majority of the Hudson Class A common shares or all or a material portion of the consolidated assets of Hudson and its subsidiaries on terms that the special committee determines in good faith by a majority vote, after considering the advice of the special committee financial advisors and outside legal counsel, and taking into account all the terms and conditions of such acquisition proposal (and the identity of the counterparty), would result in a transaction that if consummated, is more favorable to all of Hudson’s shareholders from a financial point of view than as provided thereunder.
In considering these provisions of the merger agreement, Hudson shareholders should note that it is not possible for a third party to acquire Hudson without the approval of Dufry and that Dufry is under no obligation to support any such acquisition.
Regulatory Clearances and Approvals Required for the Merger
Subject to the terms and conditions of the merger agreement, Hudson and Dufry will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to the consummate the translations contemplated by the merger agreement.
To the extent permitted by applicable law, and subject to the immediately preceding paragraph, each of Dufry and Hudson agrees to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any filing or communication received from, or intended to be given to, any governmental authority and of any material communication received or intended to be given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement, and prior to submitting any filing, substantive written communication, correspondence or other information or response by such party to any governmental authority (or members of the staff of any governmental authority) or in connection with any proceeding by a private party, the submitting party shall permit the other party and its counsel the opportunity to review as reasonably in advance as practicable under the circumstances, and consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry and further each of Dufry and Hudson agrees to furnish each other with a copy of any filing, communication or, if in written form, inquiry, it or any of its affiliates makes to or receives from any governmental authority or in connection with any proceeding by private party, in each case regarding any of the transactions contemplated by the merger agreement, and (iii) consult with each other in advance of any meeting or conference with any such governmental authority or, in connection with any proceeding by a private party, with any other person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.
Litigation Related to the Merger
Under the terms of the merger agreement, Hudson will promptly advise Dufry in writing of any proceedings (including derivative claims) commenced or, to the knowledge of Hudson, threatened against the Hudson and/or its directors or executive officers relating to the merger agreement, the statutory merger agreement, the merger and/or the other transactions contemplated thereby and will keep Dufry promptly and reasonably informed regarding any such proceeding. Subject to applicable law, Hudson will give Dufry the opportunity to participate in the defense or settlement of any such proceeding and will give due consideration to Dufry’s views with respect thereto. Hudson will not agree to any settlement of any such proceeding without Dufry’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Stock Exchange Delisting and Exchange Act Deregistration
Prior to the effective time of the merger, Hudson will cooperate with Dufry and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law and rules and policies of the NYSE to enable the delisting by the surviving company of the Hudson Class A common shares from the NYSE and the deregistration of the Hudson Class A common shares under the Exchange Act as promptly as practicable after the effective time of the merger, and in any event no more than 10 days after the closing.
Directors’ and Officers’ Indemnification and Insurance
From and after the effective time of the merger, Dufry has agreed to cause the surviving company to indemnify and hold harmless the present and former officers and directors of Hudson (each, an “indemnified person”) and to cause Dufry International AG in its capacity as a shareholder of Hudson to waive any claim or right of action Dufry International AG may have against an indemnified person in respect of acts or omissions occurring at or prior to the effective time of the merger to the extent provided under Hudson’s bye-laws in effect on the date of the merger agreement and such indemnification obligations will survive until the expiration of the applicable statute of limitations with respect to any claims against any such indemnified person arising out of such acts or omissions; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law.
From and after the effective time of the merger, Dufry has agreed to cause to be maintained in effect provisions in the surviving company’s bye-laws (or in such documents of any successor to the business of the surviving company) regarding elimination of liability of directors, waivers by shareholders, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement, until the expiration of the applicable statute of limitations described in the first paragraph above.
At or prior to the effective time of the merger, Dufry has agreed to purchase or cause to be purchased, and maintain or caused to be maintained in effect, a fully prepaid non-cancellable extension of the directors’ and officers’ insurance policies and fiduciary insurance policies that cover Hudson and its subsidiaries for a claims reporting or discovery period of at least six years from and after the effective time of the merger with respect to any claim related to any period of time at or prior to the effective time of the merger with terms, conditions, retentions and limits of liability that are substantially the same or at least as favorable as those contained in Hudson’s existing directors’ and officers’ insurance policies and fiduciary insurance policies, unless, to the reasonable satisfaction of the special committee, the terms of Hudson’s existing directors’ and officers’ insurance policies and fiduciary insurance policies renders the purchase of such extension of the directors’ and officers’ insurance policies and fiduciary insurance policies unnecessary; provided that in no event will Dufry be required to expend for such policies pursuant to this sentence an amount in excess of 300% of the amount per annum Hudson paid (or Dufry or any of its subsidiaries paid and allocated to Hudson) in its last full fiscal year; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, Dufry will be obligated to obtain, or cause to be obtained, a policy with the greatest coverage available, with respect to matters occurring prior to the effective time of the merger, for a cost not exceeding such amount.
If Dufry, the surviving company or any of their successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Dufry or the surviving company, as the case may be, will assume the obligations described therein.
Financing of the Merger
Dufry has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the approval of the shareholders of Dufry to an increase in Dufry’s share capital necessary for an equity rights offering by Dufry to finance the transaction (the “rights offering”) and complete the rights offering as promptly as reasonably practicable and prior to the end date (as defined below). Dufry has agreed to take all necessary actions in accordance with applicable law, the Dufry’s board regulations and the applicable rules of the SIX Swiss Exchange to duly call, give notice of, convene and hold an extraordinary general meeting of the shareholders of Dufry as promptly as reasonably practicable after the date of the merger agreement for the purpose of voting on the increase in Dufry’s share capital. Dufry has agreed to (i) cause the notice convening the extraordinary general meeting of the shareholders of Dufry to be published in the Swiss Official Gazette of Commerce and mailed to the shareholders of Dufry entitled to vote at the extraordinary general meeting of the shareholders of Dufry, (ii) subject to the proviso set forth in the first sentence of the next paragraph, hold the Dufry shareholders meeting not later than 30 calendar days after the date of publication of the notice convening the extraordinary general meeting of the shareholders of Dufry in the Swiss Official Gazette of Commerce and (iii) comply with all legal requirements applicable to the extraordinary general meeting of the shareholders of Dufry.
Dufry is not permitted to, without the prior written consent of the special committee, postpone or cancel the extraordinary general meeting of the shareholders of Dufry; provided that Dufry may, without the prior written consent of the special committee, postpone the extraordinary general meeting of the shareholders of Dufry if Dufry believes in good faith that such postponement is reasonably necessary to allow reasonable additional time to solicit additional proxies necessary to obtain the approval by the shareholders of Dufry. After Dufry has established a record date for the extraordinary general meeting of the shareholders of Dufry (being the date on which a shareholder of Dufry needs to be entered in the share register of Dufry with the right to vote to be entitled to vote in the extraordinary general meeting of the shareholders of Dufry), Dufry is not permitted to change such record date or establish a different record date for the Dufry shareholders meeting without the prior written consent of Hudson (at the direction of the special committee, but not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable law or Dufry’s articles of incorporation. Without the prior written consent of Hudson (at the direction of the special committee), the approval of the Dufry share capital increase will be the only matter (other than (x) matters of procedure and matters required by applicable law to be voted on by Dufry’s shareholders in connection with the Dufry share capital increase, (y) the deletion of article 30 of Dufry’s articles of incorporation and (y) any other matter that would not reasonably be expected to materially impede or materially delay the obtaining of the Dufry shareholder approval) that Dufry will propose to be acted on by the shareholders of Dufry at the extraordinary general meeting of the shareholders of Dufry (including any adjournment or postponement thereof).
Other Consents
Dufry has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the consent to the merger of the lender or lenders whose commitments aggregate more than 66 2∕3 per cent of the total commitments outstanding at any time under each of the “facilities agreements” (as described below) (the “lender consents”) reasonably promptly following the date of the merger agreement, prior to the closing of the rights offering and prior to the end date. Dufry will use its commercially reasonable efforts to deliver to the agent under each facilities agreement a consent request, which will provide that consent to the merger is conditioned upon completion of the rights offering, reasonably promptly after the date of the merger agreement. Notwithstanding anything to the contrary, neither Dufry nor any of its subsidiaries will be required to, and neither Hudson nor any of its subsidiaries will, pay, or offer to pay, any money to any person in order to obtain the lender consents, including any “consent fee” or similar payment.
For purposes of the merger agreement, “facilities agreements” means (i) the $700,000,000, EUR 500,000,000 and EUR 1,300,000,000 Multicurrency Term and Revolving Credit Facilities Agreement dated 3 November 2017 and made between, among others, Dufry, Dufry International AG, the various lenders party thereto from time to time and ING Bank N.V. (as the agent), and (ii) the EUR 367,000,000 Multicurrency Term and Revolving Credit Facilities dated 29 May 2020 and made between, among others, Dufry, Dufry International AG, the various lenders party thereto from time to time and ING Bank N.V. (as the agent) (each, as amended, varied, supplemented and/or restated from time to time).
Dufry has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the consents to the rights offering and related Dufry share capital increase by the joint global coordinators on behalf of the managers pursuant to the Accelerated Bookbuilding Agreement between Dufry and the managers named therein (the “manager consents”) as promptly as reasonably practicable following the date of the merger agreement, prior to the closing of the rights offering and prior to the end date.
Voting Agreement
Dufry has irrevocably agreed to cause its subsidiaries to vote all Hudson shares held by such subsidiaries in favor of the approval and adoption of the merger agreement, the statutory merger agreement and the merger at the special general meeting.

Other Covenants
The merger agreement contains other covenants, including those relating to the Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC, elimination or minimization of the effects of certain takeover statutes, access to information, public announcements and notices of certain events.
Conditions to Completion of the Merger
The obligations of Hudson, Dufry and Merger Sub to consummate the merger are subject to the satisfaction or (to the extent permissible under applicable law) waiver of the following conditions:
•
The affirmative vote of holders of a majority of the Hudson Class A common shares and Class B common shares (voting as a single class) present at the special general meeting approving the merger agreement and the statutory merger agreement will have been obtained in accordance with applicable law; and

•	No provision of any applicable law will restrain, enjoin, prohibit or otherwise make illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement.
The obligations of Dufry and Merger Sub to consummate the merger are also subject to the satisfaction (or, to the extent permissible under applicable law, waiver by Dufry) of the following further conditions:
•
Certain of Hudson’s representations and warranties relating to the capitalization of Hudson will be true and correct, subject to only de minimis exceptions, at and as of the effective time of the merger as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and company material adverse effect qualifications contained therein), subject only to de minimis exceptions, only at and as of such time);

•
Certain of Hudson’s representations and warranties relating to corporate existence and power, corporate authorization, non-contravention, capitalization and subsidiaries will be true and correct in all material respects at and as of the effective time of the merger as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time);

•
All other representations and warranties of Hudson set forth in the merger agreement (disregarding all materiality and company material adverse effect qualifications contained therein) will be true and correct at and as of the effective time of the merger as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a company material adverse effect;

•	Hudson will have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger;
•	Dufry will have received a certificate signed by an executive officer of Hudson confirming the satisfaction of the above conditions;
•	Dufry will have settled and completed the rights offering;
•	Dufry will have received the lender consents; and
•	Dufry will have received the manager consents.
The obligation of Hudson to consummate the merger are subject to the satisfaction (or, to the extent permissible under applicable law, waiver by Hudson) of the following conditions:
•
Certain of Dufry’s representations and warranties relating to corporate existence and power, corporate authorization, non-contravention and finders’ fees will be true and correct in all material respects at and as of the effective time of the merger as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time);

•
All other representations and warranties of Dufry set forth in the merger agreement (disregarding all materiality and parent material adverse effect qualifications contained therein) will be true and correct at and as of the effective time of the merger as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and parent material adverse effect qualifications contained therein) only as of such time), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a parent material adverse effect;

•
each of Dufry and Merger Sub will have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger; and

•	Hudson will have received a certificate signed by an executive officer of Dufry confirming the satisfaction of the above conditions.
Termination of the Merger Agreement
The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger (notwithstanding any approval or adoption of the merger agreement by the shareholders of Hudson or Dufry):
•	by mutual written agreement of Hudson (at the direction of the special committee) and Dufry;
•	by either Hudson (at the direction of the special committee) or Dufry if:
•
The merger has not been consummated on or before 5:00 p.m. (New York City time) on December 18, 2020 (the “end date”); provided that if the conditions requiring Dufry to have settled and completed the rights offering, to have received the lender consents and to have received the manager consents have not been satisfied, but all of the other conditions to Dufry’s obligation to close have been satisfied or waived by Dufry in writing (other than those conditions that by their nature are to be satisfied at the closing, but which are capable of being satisfied), the end date may be extended by Hudson or Dufry to a date not beyond April 18, 2021; and provided further that the right to terminate the merger agreement pursuant to this bullet will not be available to any party whose breach of any provision of the merger agreement results in the failure of the merger to be consummated by such time;

•
The approval by the shareholders of Dufry of an increase in Dufry’s share capital (necessary to consummate the rights offering) has not been obtained at the extraordinary general meeting of the shareholders of Dufry (including any postponement thereof); provided that the right to terminate the merger agreement pursuant to this bullet will not be available to Dufry if it has not complied with its obligations to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain such approval of the shareholders of Dufry and complete the rights offering; or

•
There will be any applicable law that (A) makes consummation of the merger or any of the other transactions contemplated by the merger agreement illegal or otherwise prohibited or (B) enjoins Hudson, Dufry or Merger Sub from consummating the merger or any other transactions by the merger agreement and in each case if such applicable law is an order, such order will have become final and nonappealable;

•
by Dufry if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hudson set forth in the merger agreement will have occurred that would cause the applicable conditions not to be satisfied, and such breach or failure is incapable of being cured by the end date or, if curable by the end date, has not been cured by Hudson within 30 days after receipt by Hudson of written notice from Dufry of such breach or failure to perform; and

•
by Hudson if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Dufry or Merger Sub set forth in the merger agreement has occurred that would cause the applicable conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, has not been cured by Dufry within 30 days after receipt by Dufry of written notice from Hudson of such breach or failure to perform.

Termination Fee Payable by Dufry
Dufry has agreed to pay Hudson a termination fee of (x) $6,000,000 or (y) in the event that the end date is extended beyond December 18, 2020, $12,000,000 in cash if the merger agreement is terminated by:
•
Hudson or Dufry because the merger has not been consummated on or before the end date and at the time of such termination, any of the closing conditions requiring Dufry to have settled and completed the rights offering, received the lender consents or received the manager consents have not been satisfied, but all of the other conditions to Dufry’s obligation to close have been satisfied or waived by Dufry in writing (other than those conditions that by their nature are to be satisfied at the closing, but which are capable of being satisfied);

•
Hudson or Dufry because the approval by the shareholders of Dufry to approve an increase in Dufry’s share capital has not been obtained at the extraordinary general meeting of the shareholders of Dufry (including any postponement thereof); or

•
Hudson if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Dufry or Merger Sub set forth in the merger agreement has occurred that would cause the applicable conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, has not been cured by Dufry within 30 days after receipt by Dufry of written notice from Hudson of such breach or failure to perform (or any other termination of the merger agreement at a time when the merger agreement is terminable pursuant to this bullet).

Dufry is not entitled to receive a termination fee payable by Hudson.
Remedies
If the merger agreement is terminated pursuant to the terms thereof, the merger agreement will become void and of no effect without liability of any party (or any shareholder or representative of such party) (except as set forth in the section “—Termination Fee Payable by Dufry” beginning on page 73 of this shareholder circular); provided that, if such termination resulted from Hudson’s or Dufry’s fraud or the willful (i) failure of Hudson or Dufry to fulfill a condition to the performance of the obligations of the other party or (ii) breach of the merger agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.
Specific Performance
The merger agreement provides that, except where the merger agreement is validly terminated in accordance with its terms, the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement or to specifically enforce the performance of the terms and provisions of the merger agreement in any federal court located in the State of Delaware or any Delaware state court (except to the extent any such proceeding mandatorily must be brought in Bermuda), in addition to any other remedy to which they are entitled at law or in equity.
Fees and Expenses
Except as set forth in the section “—Termination Fee Payable by Dufry” beginning on page 73 of this shareholder circular, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such cost or expense.
Amendments and Waivers
At any time prior to the effective time of the merger, the parties may amend or waive any provision of the merger agreement. Any such amendment must be in writing and signed by each party to the merger agreement and any such waiver must be in writing and signed by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver by Hudson must be approved by the special committee and (ii) there will be no amendment or waiver that would require the approval of the shareholders of Hudson under applicable law without such approval having first been obtained.

Governing Law and Venue, Waiver of Jury Trial
The parties agreed that the merger agreement and all claims and causes of action arising out of or relating to the merger agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the merger.
The parties agreed that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the merger agreement or the transactions contemplated by the merger agreement (whether brought by any party or any of its affiliates or against any party or any of its affiliates) will (except to the extent any such proceeding mandatorily must be brought in Bermuda) be brought in the Delaware Chancery Court or, if such court does not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties to the merger agreement irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.
Each party further irrevocably waived any and all right to trial by jury in any legal proceeding arising out of or related to the merger agreement or the transactions contemplated by the merger agreement.

PROVISIONS FOR UNAFFILIATED SHAREHOLDERS
No provision has been made (i) to grant the unaffiliated shareholders access to the corporate files of Hudson, any other party to the merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of Hudson, or any other such party or affiliate.

APPRAISAL RIGHTS OF SHAREHOLDERS
Under Bermuda law, in the event of a merger of a Bermuda company with another Bermuda company or foreign corporation, any shareholder of the Bermuda company is entitled to receive “fair value” for its shares. For purposes of Section 106(2)(b)(i) of the Bermuda Companies Act, the Hudson board of directors considers the “fair value” for each Hudson Class A common share to be $7.70, without interest and less any applicable withholding taxes.
Any Hudson shareholder who is not satisfied that it has been offered “fair value” for its Hudson Class A common shares and whose shares are not voted in favor of the merger proposal may exercise its appraisal rights under the Bermuda Companies Act to have the “fair value” of its shares appraised by the Supreme Court of Bermuda. Persons owning beneficial interests in Hudson Class A common shares but who are not shareholders of record should note that only persons who are shareholders of record are entitled to make an application for appraisal. Any Hudson shareholder of Hudson Class A common shares intending to exercise appraisal rights must file its application for appraisal of the “fair value” of its shares with the Supreme Court of Bermuda within one month after the date the notice convening the special general meeting to approve the merger has been given. The notice delivered with this shareholder circular constitutes this notice. There are no statutory rules and limited decisions of the Supreme Court of Bermuda prescribing in detail the operation of the provisions of the Bermuda Companies Act governing appraisal rights that are set forth in Section 106 of the Bermuda Companies Act or the process of appraisal by the Supreme Court of Bermuda ; the Supreme Court of Bermuda retains considerable discretion as to the precise methodology that it would adopt when determining the “fair value” of shares in an appraisal application under the Bermuda Companies Act.
If a Hudson shareholder votes in favor of the merger proposal at the special general meeting, such shareholder will have no right to apply to the Supreme Court of Bermuda to appraise the “fair value” of its Hudson Class A common shares, and instead, if the merger is consummated, and as discussed in the section of this shareholder circular titled “The Merger Agreement—Effect of the Merger on Hudson Shares,” each Hudson Class A common shares held by such shareholder will be canceled and converted into the right to receive the merger consideration. Voting against the merger, or not voting, will not in itself satisfy the requirements under the Bermuda Companies Act for a shareholder to exercise such shareholder’s right to apply for appraisal of the “fair value” of its shares.
A FAILURE OF A DISSENTING SHAREHOLDER TO AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL WILL NOT CONSTITUTE A WAIVER OF ITS RIGHT TO HAVE THE “fair value” OF ITS HUDSON CLASS A COMMON SHARES APPRAISED, PROVIDED THAT SUCH SHAREHOLDER DOES NOT VOTE IN FAVOR OF THE MERGER PROPOSAL.
In any case where a registered holder of Hudson Class A common shares has made an appraisal application, in respect of the Hudson Class A common shares held by such dissenting shareholder, and the merger has been made effective under Bermuda law before the Supreme Court of Bermuda’s appraisal of the “fair value” of such dissenting shares, such dissenting shareholder will be paid by the surviving company within one month of the Supreme Court of Bermuda’s appraisal, an amount equal to the value of the dissenting shares appraised by the Supreme Court of Bermuda.
In any case where the value of the dissenting shares held by a dissenting shareholder is appraised by the Supreme Court of Bermuda before the merger has been made effective under Bermuda law, then Hudson will be required to pay the dissenting shareholder within one month of the Supreme Court of Bermuda’s appraisal an amount equal to the value of the dissenting shares appraised by the Supreme Court of Bermuda, unless the merger is terminated under the terms of the merger agreement, in which case no payment shall be made. However, it is anticipated that, subject to having obtained the requisite shareholder approval at the special general meeting of Hudson, the merger would have proceeded prior to the appraisal by the Supreme Court of Bermuda.
A shareholder that has exercised appraisal rights has no right of appeal from an appraisal made by the Supreme Court of Bermuda. The responsibility for apportioning the costs of any application to the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act will be in the discretion of the Supreme Court of Bermuda.

The relevant portion of Section 106 of the Bermuda Companies Act in relation to appraisal rights is as follows:
•
“(6) Any shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered “fair value” for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the “fair value” of his shares

•
(6A) Subject to subsection (6B), within one month of the Court appraising the “fair value” of any shares under subsection (6) the company shall be entitled either - (a) to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or (b) to terminate the amalgamation or merger in accordance with subsection (7).

•
(6B) Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court, the amalgamated or surviving company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

•	(6C) No appeal shall lie from an appraisal by the Court under this section.
•	(6D) The costs of any application to the Court under this section shall be in the discretion of the Court.
•
(7) An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.”

SHAREHOLDERS WHO HOLD THEIR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BANKS, BROKERAGE FIRMS AND OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE HUDSON CLASS A COMMON SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM AND OTHER NOMINEE MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.
A shareholder who elects to exercise appraisal rights under Section 106(6) of the Bermuda Companies Act should, in addition to making an application to the Supreme Court of Bermuda, mail or deliver a written demand to:
Hudson Ltd.
4 New Square, Bedfont Lakes
Feltham, Middlesex TW14 8HA, United Kingdom
Attention: General Counsel

OTHER IMPORTANT INFORMATION REGARDING HUDSON
Identity and Background of Hudson
Under the SEC rules governing “going private” transactions, Hudson may be deemed the “subject company” in the “going private” transaction. Hudson is a Bermuda exempted company. Hudson’s principal executive office is located at 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom. Hudson’s telephone number is +44 (0) 208 624 4300. See the section entitled “The Companies” beginning on page 14 of this shareholder circular.
Directors and Executive Officers of Hudson
The names and material occupations, positions, offices or employment during the past five years of Hudson’s directors and executive officers are set forth below. During the past five years, none of Hudson nor any of Hudson’s directors or executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the address for Hudson and each of Hudson’s listed directors and executive officers is c/o Hudson Ltd, 4 New Square, Bedfont Lakes, Feltham, Middlesex TW14 8HA, United Kingdom, and the phone number for Hudson and each of Hudson’s listed directors and executive officers is +44 (0) 208 624 4300.
Name	Position with Hudson and Current Occupation of Employment and Five-Year Employment History
Juan Carlos Torres Carretero
Mr. Torres Carretero has been the Chairman of the board of directors of the Company since 2017. He was appointed to our board of directors on September 15, 2017, and has served as the Chairman of Dufry AG since 2003. Mr. Torres Carretero was a Partner at Advent International in Madrid from 1991 to 1995, and served as Managing Director and Senior Partner in charge of Advent International Corporation’s investment activities in Latin America from 1995 to 2016. He holds a MS in physics from Universidad Complutense de Madrid and a MS in management from MIT’s Sloan School of Management. Mr. Torres Carretero also serves on the board of directors of TCP Participações S. A. and Moncler S.p.A. Born in 1949, Mr. Torres Carretero is a Spanish citizen.

Julian Diaz Gonzalez
Mr. Diaz Gonzalez has been the Deputy Chairman of the board of directors of the Company since 2017. He was appointed to our board of directors on September 15, 2017, and has served as a board member and the Chief Executive Officer of Dufry AG since 2004. Mr. Díaz González held various managerial and business positions at Aeroboutiques de Mexico, S. A. de C. V. and Deor, S. A. de C. V. from 1997 to 2000, and was General Manager of Latinoamericana DutyFree, S. A. de C. V. from 2000 to 2003. He holds a degree in business administration from Universidad Pontificia Comillas I.C.A.D.E., de Madrid. Mr. Díaz González also serves on the board of directors of Distribuidora Internacional de Alimentacion, S. A. (DIA). Born in 1958, Mr. González is a Spanish citizen.

James S. Cohen
Mr. Cohen is the Deputy Chairman of the board of directors and Chairman of its Nomination and Remuneration Committee. He has been a Director of the Company since 2018. Mr. Cohen served as a member of the board of directors of Dufry AG from 2009 to 2016. In 1980, he joined his family’s wholesale magazine distribution business, Hudson County News Company. In 1984, he founded the Hudson News travel retail business; he has been the President and Chief Executive Officer of Hudson Media Inc. since 1994. Hudson Media Inc. continues today as Hudson News Distributors, the leading magazine distributor in the Eastern United States. In addition, Mr. Cohen is the Chairman and Chief Executive Officer of Hudson Capital Properties, an owner and developer of multi-family rental properties located

Name	Position with Hudson and Current Occupation of Employment and Five-Year Employment History

predominantly in the Southeastern and Midwestern United States, and serves on the board of directors of COMAG Marketing Group, LLC. Mr. Cohen holds a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania. Mr. Cohen is an American citizen.

Roger Fordyce
Mr. Fordyce is the Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on January 10, 2019, and serves as a member of the Global Executive Committee of Dufry AG. Mr. Fordyce has served in a variety of roles at Hudson over the past 30 years, including as Executive Vice President and Chief Operating Officer from 2008 to 2019. Mr. Fordyce was also Senior Vice President of Operations at Hudson from 1996 to 2008. Previously, he was Vice President of Operations from 1992 to 1996. Prior to that, he served as District Manager overseeing operations in LaGuardia, Penn Station and Grand Central Station, which were acquired by Hudson in 1990. Prior to joining Hudson in 1988, Mr. Fordyce held positions as manager at Dobbs/ Aeroplex, WH Smith, and Greenman Bros. Mr. Fordyce received a bachelor of arts in psychology from SUNY Stony Brook in 1977. Born in 1955, Mr. Fordyce is an American citizen.

Andrés Holzer Neumann
Mr. Holzer has been a Director of the Company since 2019 and also currently serves as a director of Arrendadora SOHO City Center, and Altum Capital. Previously, Mr. Holzer sat on the boards of Dufry AG from 2004 to 2020, Banco Mercantil de México, the predecessor of BBVA Bancomer, from 1982 to 1999, and Latin American Airport Holdings from 2008 to 2016. Additionally, he spent most of his professional career, from 1973 to 2018, as President and CEO of Grupo Industrial Omega, S.A. de C.V., the holding company of a number of Mexican entities operating in the real estate, retail and luxury goods industries in Latin America. Mr. Holzer holds a bachelor’s degree from Boston University and an M.B.A. from Columbia University. Mr. Neumann is a Mexican citizen.

Joaquin Moya-Angeler Cabrera
Mr. Moya-Angeler Cabrera has been a Director of the Company since 2018. Mr. Moya-Angeler Cabrera has served as member of the board of directors of Redsa S. A. since 1997, Hildebrando since 2003, La Quinta Real Estate since 2003, Inmoan SL since 1989, Avalon Private Equity since 1999 and Corporación Tecnológica Andalucia since 2005. Mr. Moya-Angeler Cabrera is also currently a member of the board of directors of Palamon Capital Partners, Board of Trustees University of Almeria (chairman), Fundación Mediterránea (chairman), Spanish Association of Universities Governing Bodies (chairman) and Corporation Group Leche Pascual (Vice Chairman). Mr. Moya-Angeler Cabrera also served as a member of the board of directors of Dufry AG from 2005 to 2018. Mr. Moya-
Angeler Cabrera holds a master’s degree in Mathematics from the University of Madrid, a degree in economics and forecasting from the London School of Economics and Political Science and an MS in management from MIT’s Sloan School of Management. Mr. Cabrera is a Spanish citizen.

James E. Skinner
Mr. Skinner has been a Director of the Company since 2018. Mr. Skinner served as Vice Chairman of The Neiman Marcus Group LLC from July 2015 until his retirement in February 2016. Mr. Skinner previously held a variety of positions at The Neiman Marcus Group LLC from 2001, including Executive Vice President, Chief Operating Officer and Chief Financial Officer. In 2000, Mr. Skinner served as Senior Vice President and Chief Financial Officer of CapRock Communications Corporation. From 1991 to 2000, Mr. Skinner served in several positions with CompUSA Inc. including Executive Vice President and Chief Financial Officer beginning in 1994. Mr. Skinner also served as a partner with Ernst & Young LLP from 1987 until 1991. Mr. Skinner has served as a member of the board of directors

Name	Position with Hudson and Current Occupation of Employment and Five-Year Employment History

of Fossil Group, Inc. since 2007, currently serving as a member of the compensation committee, Ares Commercial Real Estate Corporation since 2016, currently serving as a member of the audit committee and chairman of the compensation committee, and Acamar Partners Acquisition Corp. since 2020, currently serving as a member of the audit and compensation committees. Mr. Skinner holds a bachelor’s degree in business administration and accounting from Texas Tech University and is a certified public accountant in Texas. Mr. Skinner is an American citizen.

Eugenia M. Ulasewicz
Ms. Ulasewicz has been a Director of the Company since 2018. Ms. Ulasewicz most recently served as President of the Americas division for Burberry Ltd. from 1998 to 2013. She has been a member of the boards of directors of Bunzl PLC since 2011, serving as a member of the audit, nomination and remuneration committees, Signet Jewelers Ltd. since 2013, serving as a member of compensation committee, and Vince Holding Corporation since 2014, serving as a member of the audit committee and the chair of the compensation committee, and will become a member of the board of directors of Asos plc in April 2020. Ms. Ulasewicz holds a bachelor’s degree from the University of Massachusetts, Amherst. Ms. Ulasewicz is an American citizen.

Adrian Bartella
Mr. Bartella has been the Chief Financial Officer since 2017. Mr. Bartella has over 14 years of international finance experience. He joined Dufry AG in 2005 and has served in various positions in its Finance, Mergers and Acquisitions and Treasury before being named Global Head of Investment Control, Mergers and Acquisitions in 2010. He has served as Chief Financial Officer of Hudson since 2012. Mr. Bartella holds a degree in business administration from the European University Viadrina in Frankfurt, Germany. Mr. Bartella is a German citizen.

Brian Quinn
Mr. Quinn has been an Executive Vice President and the Chief Operating Officer since 2017. He is responsible for the day-to-day general management of the company. Mr. Quinn was Vice President of Operations at Hudson from 1992 to 1996. Prior to that, he was General Manager of Hudson’s LaGuardia Airport operations. Prior to joining Hudson in 1991, Mr. Quinn held positions as Regional Vice President at the Rite-Aid Corporation, Regional Vice President at Faber Coe & Gregg, and General Manager of WH Smith New York City operations. Mr. Quinn attended St. John’s University, majoring in political science. Mr. Quinn is an American citizen.

Hope Remoundos
Ms. Remoundos has been an Executive Vice President and the Chief Marketing Officer since 2017. Ms. Remoundos served as Senior Vice President, Sales and Marketing at Hudson from 2000 to 2016, and held positions as Director and Vice President in Sales and Marketing from 1992 to 2000. Prior to joining Hudson in 1992, Ms. Remoundos worked for over 20 years in general management, circulation and consulting roles within the publishing and advertising industry. She served as a consultant with McNamee Consulting, and was General Manager and Circulation Manager for Egg Magazine (a division of Forbes) for three years. She was also associated with Select Magazines (five years), Curtis Circulation (three years), International Musician & Recording World, and Book Digest. Ms. Remoundos graduated with honors from Fairleigh Dickinson University in 1976, receiving a bachelor of science in marketing. Ms. Remoundos is an American citizen.

Michael Mullaney
Mr. Mullaney has been the Executive Vice President, Corporate Strategy & Business Development since 2008. Mr. Mullaney served as Senior Vice President, Business Development from 2004 to 2008. Prior to joining Hudson in 2004, Mr. Mullaney served as Manager in Commercial and Business Development for the Cincinnati/ Northern

Name	Position with Hudson and Current Occupation of Employment and Five-Year Employment History

Kentucky International Airport. Mr. Mullaney was previously a senior consultant with Aviation Planning Associates and TransPlan, and a member of the Florida Department of Transportation’s Multimodal System Planning Bureau. Mr. Mullaney received a bachelor of science in aviation management/ flight technology from Florida Institute of Technology in 1988. Mr. Mullaney is an American citizen.

Jordi Martin-Consuegra
Mr. Martin-Consuegra is an Executive Vice President, Chief Administrative Officer and Deputy Chief Executive Officer. Prior to joining Hudson in August 2018, Mr. Martin-Consuegra served in a variety of positions for Dufry AG, including Chief Resources Director from 2017 to 2018, Global Resources Director from 2012 to 2016, Global Organization and Human Resources Director from 2009 to 2012, Global Integration Director from 2008 to 2009, and Global Information Technology Director from 2005 to 2008. Mr. Martin-Consuegra holds an Executive MBA from Instituto de Empresa, Madrid, and has also received a degree in economics from Universidad Complutense de Madrid and a Bachelor of Arts in Combined Studies from University of Wolverhampton, UK. Mr. Martin-Consuegra is a Spanish citizen.

Selected Historical Financial Information
The following tables present the selected consolidated financial information for Hudson. Hudson’s selected consolidated statements of operations data presented below for the years ended December 31, 2019 and 2018 and Hudson’s selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from Hudson’s consolidated financial statements, which are included in Hudson’s annual report on Form 20-F for the year ended December 31, 2019, beginning on page F-1.
Hudson’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, Hudson’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in Hudson’s annual report on Form 20-F for the year ended December 31, 2019, which are incorporated into this shareholder circular by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.
IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	2019	2018
Turnover	1,953.7	1,924.2
Cost of sales	(699.4)	(698.5)
Gross profit	1,254.3	1,225.7
Lease expenses	(131.2)	(428.6)
Personnel expenses	(445.3)	(411.1)
Other expenses	(166.9)	(158.9)
Depreciation, amortization and impairment	(363.5)	(128.9)
Operating profit	147.4	98.2
Finance income	4.7	2.5
Finance expenses	(91.6)	(31.0)
Foreign exchange gain / (loss)	0.3	(0.9)
Profit / (loss) before tax	60.8	68.8
Income tax benefit / (expense)	(14.5)	(3.0)
Net profit / (loss)	46.3	65.8

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Non-controlling interests(1)	33.6	36.3
Equity holders of the parent	12.7	29.5
(1)
The net profit/(loss) attributable to non-controlling interests is composed of the respective results of Hudson’s joint ventures or subsidiaries before income tax. However at Hudson parent entity level, the group recognized expenses in relation to (a) Dufry (see note

37 to the consolidated financial statements in Hudson’s annual report on Form 20-F for the year ended December 31, 2019), (b) amortizations related to acquisitions, and (c) accrued income taxes due by Hudson, which have no impact on the net profit/(loss) attributable to non-controlling interests.
IN MILLIONS OF USD	31.12.2019	31.12.2018
Summary of consolidated statements of financial position
Non-current assets	2,286.4	977.4
Current assets	560.4	473.8
Total assets	2,846.8	1,451.2
Non-current liabilities	1,641.8	533.6
Current liabilities	546.2	280.7
Total liabilities	2,188.0	814.3
Net assets	2,846.8	1,451.2
The net book value per Hudson Class A common share as of June 30, 2020 was $4.36 based on 92,438,014 issued and outstanding common shares as of that date.
Market Prices of Hudson Class A Common Shares and Dividends
Hudson Class A common shares are listed on the NYSE under the symbol “HUD.” The following table sets forth on a per share basis the low and high intra-day prices of Hudson Class A common shares as reported in published financial sources. At the close of business in New York City on October 19, 2020, there were [•] holders of record of Hudson Class A common shares. A number of Hudson shareholders have their shares in street name; therefore, Hudson believes that there are substantially more beneficial owners of Hudson Class A common shares.
	High	Low	Dividends
Fiscal Year 2020
Fourth Quarter (through October 27, 2020)	$ 7.69	$ 7.55	—
Third Quarter	$ 7.6 3	$ 4.07	—
Second Quarter	$ 7.65	$ 3.95	—
First Quarter	$15.87	$ 2.26	—
Fiscal Year 2019			—
Fourth Quarter	$15.74	$10.93	—
Third Quarter	$14.37	$10.33	—
Second Quarter	$16.95	$12.89	—
First Quarter	$17.06	$12.67	—
Fiscal Year 2018			—
Fourth Quarter	$22.89	$15.28	—
Third Quarter	$23.22	$16.13	—
Second Quarter	$18.98	$14.23	—
First Quarter (from February 1, 2018)	$10.50	$ 6.08	—
The closing price of Hudson Class A common shares on the NYSE on October 27, 2020, the most recent practicable date prior to the date of this shareholder circular, was $7.67 per share. As of October 19, 2020, Hudson had [•] shares of Hudson Class A common shares issued and outstanding, and Hudson had approximately [•] holders of record. You are encouraged to obtain current market prices of Hudson Class A common shares in connection with voting your Hudson Class A common shares and Class B common shares.
Hudson has never paid any dividends on its Class A common shares. Hudson does not expect to declare or pay any dividends prior to the merger or in the foreseeable future.

Security Ownership of Certain Beneficial Owners and Management
The following shareholders are the only persons known by us to beneficially own 5% or more of Hudson’s outstanding common shares as of October 27, 2020:
	SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	CLASS A COMMON SHARES	%	CLASS B COMMON SHARES	%	PERCENTAGE OF TOTAL VOTING POWER[1]
Dufry AG2	—	—	53,093,315	100.00	93.1
Magnetar Financial LLC[3]	3,147,574	7.99	—	—	0.6
GAMCO Investors, Inc.[4]	2,055,361	5.22
Clearbridge Investments, LLC[5]	2,048,603	5.21	—	—	0.4
(1)
Percentage of total voting power represents voting power with respect to all of Hudson Class A and Class B common shares, as a single class. The holders of Hudson Class B common shares are entitled to 10 votes per share, and holders of Hudson Class A common shares are entitled to one vote per share.

(2)
For additional information relating to Hudson’s controlling shareholder, see the section entitled “Other Important Information Regarding Dufry and Merger Sub—Past Transactions and Contracts” beginning on page 89 of this shareholder circular. The two-class structure of Hudson’s common shares has the effect of concentrating voting control with Dufry and its affiliates. Because of its significant share ownership, Dufry exerts control over Hudson, including with respect to Hudson’s business, policies and other significant corporate decisions. This limits or precludes the ability of Class A shareholders to influence corporate matters, including the election of directors, amendments to Hudson’s organizational documents and any merger, amalgamation, sale of all or substantially all of Hudson’s assets or other major corporate transaction requiring shareholder approval.

(3)
As reported on Form 13D filed with the SEC on August 31, 2020, consists of Class A common shares owned by Magnetar Financial LLC (“Magnetar”), Magnetar Capital Partners LP (“Magnetar Capital”), Supernova Management LLC (“Supernova”) and Alec N. Litowitz. Each of Magnetar, Magnetar Capital Supernova and Mr. Litowitz may be deemed to beneficially own 3,147,574 Class A common shares. The address for each of Magnetar, Magnetar Capital Supernova and Mr. Litowitz is 1603 Orrington Avenue, 13 Floor, Evanston, IL 60201.

(4)
As reported on Form 13D filed with the SEC on September 18, 2020, consists of Class A common shares owned by Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”) and Gabelli & Company Investment Advisers, Inc. (“GCIA”). Mario J. Gabelli is deemed to beneficially own the 2,055,361 Class A common shares held by the foregoing entities. The address for each of Gabelli Funds, GAMCO Asset Management, GCIA and Mario J. Gabelli is One Corporate Center, Rye, NY 10580.

(5)	As reported on Form 13G/A filed with the SEC on September 10, 2020. The address of Clearbridge Investments, LLC is 620 8th Ave. New York, NY 10018.
Prior Public Offerings
On February 5, 2018, Hudson completed its initial public offering of the Hudson Class A common shares on the NYSE. In the initial public offering, Hudson sold 39,417,765 Hudson Class A common shares at a public offering price of $19.00 per share for aggregate proceeds of approximately $749 million. Hudson has not made any underwritten public offering of its securities since then.
Certain Transactions in the Hudson Class A Common Shares
Transactions During the Past 60 Days
Except as described above and elsewhere in this shareholder circular, other than the merger agreement and the agreements entered into in connection with the merger agreement, there have been no transactions in Hudson Class A commons shares during the past 60 days by any of Hudson, Dufry, Merger Sub or their directors or officers, respectively, or any associate or majority-owned subsidiary of the foregoing.

Transactions by Hudson During the Past Two Years
During the past two years, except as described below in connection with the settlement of certain equity awards, Hudson has not purchased or acquired any Hudson Class A common shares.
Fiscal Year	Total Number of Shares Purchased	Range of Prices Paid	Average Price per Share
2020
First Quarter	227,644	$13.64 – $15.56	$14.85
2019
First Quarter	161,806	$14.34 – $15.56	$15.56
Second Quarter	—	—	—
Third Quarter	60,550	$13.64 – $16.94	$15.57
Transactions by Dufry and Merger Sub During the Past Two Years
During the past two years, none of Dufry or Merger Sub have purchased or acquired any Hudson Class A common shares.

OTHER IMPORTANT INFORMATION REGARDING DUFRY AND MERGER SUB
Identity and Background of Dufry and Merger Sub
Under the SEC rules governing “going private” transactions, Dufry and Merger Sub and their affiliates may be deemed each “affiliates” (as defined under Rule 13e-3 of the Exchange Act) of Hudson engaged in the “going private” transaction. Dufry owns 53,093,315 shares of Hudson Class B common shares, or 100%, of our outstanding Hudson Class B common shares as of October 27, 2020.
Dufry
Dufry is a Swiss stock corporation (Aktiengesellschaft). Dufry’s principal executive office is located at Brunngässlein 12, 4052 Basel, Switzerland. Dufry’s telephone number is +41 61 266 44 44. See the section entitled “The Companies” beginning on page 14 of this shareholder circular.
Directors and Executive Officers of Dufry
The names and material occupations, positions, offices or employment during the past five years of Dufry’s directors and executive officers are set forth below. During the past five years, none of Dufry nor any of Dufry's directors or executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the address for Dufry and each of Dufry’s listed directors and executive officers is c/o Dufry AG, Brunngässlein 12, 4052 Basel, Switzerland, and the phone number for Dufry and each of Dufry’s listed directors and executive officers is +41 61 266 44 44.
Name	Position with Dufry and Current Occupation of Employment and Five-Year Employment History
Juan Carlos Torres Carretero
Mr. Torres Carretero is chairman of the board of directors of Dufry and was first elected to the board of directors in 2003. He has many years of private equity and senior management operating experience. From 1995 to 2016, he was managing director and senior partner in charge of Advent International Corporation’s investment activities in Latin America. Mr. Torres Carretero is also a member of the boards of directors of Acamar Partners Acquisition Corp. and Hudson Ltd. Mr. Torres Carretero graduated in physics from Universidad Complutense de Madrid and in management from MIT’s Sloan School of Management. Born in 1949, Mr. Torres Carretero is a Spanish citizen.

Heekyung (Jo) Min
Heekyung (Jo) Min is the lead independent director of Dufry and was first elected to the board of directors in 2016. She has served as Senior Executive Vice President and Head of Corporate Social Responsibility at CJ Cheiljedang Corporation, a publicly-listed multi-industry Korean conglomerate with retail operations since 2011; as Director General, Incheon Free Economic Zone, Korea from 2007 to 2010; as Country Advisor, Global Resolutions, Korea in 2006 and as Executive Vice President, Prudential Investment and Securities Co., Korea from 2004 to 2005. Ms. Min holds an undergraduate degree from Seoul National University and a Master’s degree in Business Administration from the Columbia Graduate School of Business. Ms. Min is also a member of the board of directors of Asia New Zealand Foundation (Honorary Advisor) and CJ Welfare Foundation. Born in 1958, Ms. Min is an American citizen.

Jorge Born
Jorge Born is a director of Dufry and was first elected to the board of directors in 2010. He is a member of the board of directors of Hochschild Mining, Ltd., Chairman of the Fundación Bunge y Born and a member of the board of governors of the Lauder Institute at Wharton Business School. From 2004 to 2005, Mr. Born was an independent member of Dufry’s Board of Directors. He also had served as a board member of Dufry South America Ltd. until its merger with us in 2010. Mr. Born holds a B.S. in economics from the Wharton School of the University of Pennsylvania. Born in 1962, Mr. Born is an Argentinian citizen.

Name	Position with Dufry and Current Occupation of Employment and Five-Year Employment History
Claire Chiang
Claire Chiang is a director of Dufry and was first elected to the board of directors in 2016. She is the Founder and Managing Director of Banyan Tree Gallery, a Co-founder and Senior Vice President of Banyan Tree Resort Group since 1994 and was a Member of Parliament for the Government of Singapore from 1997 to 2001. Ms. Chiang holds an undergraduate degree from the University of Singapore and a Master’s degree in Philosophy from the University of Hong Kong. Ms. Chiang is also a member of the Board of ISS A/S, Banyan Tree Gallery (Singapore) Pte. Ltd., RHYC Pte. Ltd, Mandai Park Holdings Pte. Ltd., Wildlife Reserves Singapore Conservation Fund, Mamaboss Pte. Ltd., Banyan Tree Global Foundation Limited, Banyan Tree Gallery (Thailand) Limited, Bibace Investments Ltd., Kap Holdings Ltd., Recourse Investments Ltd., Bibace Management Company Limited and Tian Rong (TIANJIN) Enterprise Management Consulting Service Co. Ltd., and the following non-profit organizations Singapore Book Council, SFP Singapore Management University, Ministry of Defense, SCCCI (Singapore Chinese Chamber of Commerce and Industry). Ms. Chiang is also a member of the advisory committee of the National Arts Council, Guilin Tourism University International and School of Hotel and Tourism Management — The Hong Kong Polytechnic University School Advisory Committee. Born in 1951, Ms. Chiang is a Singaporean citizen.

Julián Díaz González
Julián Díaz González is a director of Dufry and was first elected to the board of directors in 2013. He has been Dufry’s Group CEO since 2004. Mr. Díaz González served as General Manager at TNT Leisure, S.A., from 1989 to 1993, as Division Director at Aldeasa from 1993 to 1997, in various managerial and business positions at Aeroboutiques de Mexico, S.A. de C.V. and Deor, S.A. de C.V. from 1997 to 2000, and as General Manager of Latinoamericana Duty-Free, S.A. de C.V. from 2000 to 2003. Mr. Díaz González is also a board member of Hudson Ltd. Mr. Díaz González holds a degree in business administration from Universidad Pontificia Comillas (I.C.A.D.E.) de Madrid. Born in 1958, Mr. González is a Spanish citizen.

Steven Tadler
Steven Tadler is a director of Dufry and was first elected to the board of directors in 2018. He has served as Managing Partner of Advent International since 1985, as Director of Advent International Corp. since 2002 and as Director of wTe Corporation since 1989. He served as board member of Skill-soft from 2010 to 2014 and Transunion from 2012 to 2017. Mr. Tadler holds a Master’s degree in Business Administration from Harvard Business School and B.S., with distinction, from the University of Virginia. Mr. Tadler is also trustee at Endicott College and Managing Director of Exeter Capital. Born in 1959, Mr. Tadler is an American citizen.

Lynda Tyler-Cagni
Lynda Tyler-Cagni is a director of Dufry and was first elected to the board of directors in 2018. She is the founder and has been Chief Executive Officer at Only the Best Agency Ltd since 2015. She also served as a Director at Atlantia SpA from 2016 to 2018 and served on the board of directors of World Duty Free Group from 2013 until Dufry’s acquisition of World Duty Free Group in 2015. She has also served as an advisor to the management Board of Bonpoint and held various management positions with Fast Retailing Group, Uniqlo and Ermenegildo Zegna. Ms. Tyler-Cagni is currently a member of the business management advisory board of EDHEC Paris. She holds a B.A. (Honors) in Languages, Economics & Politics from the University of Kingston, London. Born in 1956, Ms. Tyler-Cagni is a British and Italian citizen

Mary Guilfoile
Mary Guilfoile is a director of Dufry and was first elected to the board of directors in 2020. She is currently Chairman of MG Advisors, Inc., a privately owned financial services merger and acquisitions advisory and consulting firm, and is a Partner of The Beacon Group, LP, a private investment group. Ms. Guilfoile served as Executive Vice President and Corporate Treasurer at JPMorgan Chase & Co. and

Name	Position with Dufry and Current Occupation of Employment and Five-Year Employment History

as Chief Administrative Officer of its investment bank from 2000 through 2002, previously served as a Partner, CFO and COO of The Beacon Group, LLC, a private equity, strategic advisory and wealth management partnership, from 1996 through 2000. She has been a member of the boards of directors of C. H. Robinson Worldwide, Inc. since 2012, currently serving as a member of the compensation and governance committees, The Interpublic Group of Companies, Inc. since 2007, currently serving as the chair of the audit committee, and as a member of the executive and corporate governance committees, and Pitney Bowes Inc., since 2018, currently serving as a member of the audit and finance committees. Ms. Guilfoile holds a bachelor’s degree in accounting from Boston College Carroll School of Management and a master’s degree in business administration from Columbia Business School, and is a certified public accountant. Born in 1954, Ms. Guilfoile is an American citizen.

Luis Maroto Camino
Luis Maroto Camino is a director of Dufry and was first elected to the board of directors in 2019. He has been the CEO and President of Amadeus IT Group since 2011. He joined Amadeus IT Group in 2000, where he served as Deputy CEO, CFO and Director Marketing Finance. Prior to joining Amadeus, he held several managerial positions at the Bertelsmann Group. Mr. Maroto Camino holds a B.S. in Law from the Universidad Complutense Madrid and an MBA from the Instituto de Estudios Superiores de la Empresa, Madrid (IESE). Born in 1964, Mr. Maroto Camino is a Spanish citizen.

José Antonio Gea
José Antonio Gea has been Dufry’s Deputy Group CEO since 2018. Previously, he was Dufry’s Group Chief Operating Officer from 2004 to 2018. Before his positions at Dufry, Mr. Gea held various managerial positions in Aldeasa from 1995 to 2003, leaving that company as its Director of Operations. Prior to that, he held various positions at TNT Express España, S.A. from 1989 to 1995 and was a Director of its Blue Cow Division from 1993 to 1995. Mr. Gea graduated in economics and business sciences from Colegio Universitario de Estudios de Financieros. Born in 1963, Mr. Gea is a Spanish citizen.

Yves Manuel Gerster
Yves Gerster has served as Dufry’s CFO since 2019. Before holding his current position, Mr. Gerster was Global Head Group Treasury at Dufry International AG. Prior to his positions at Dufry, Mr. Gerster was Assistant Group Treasurer at Danzas Management AG from 1999 to 2003 and Assistant Group Treasurer at Bucher Industries AG from 2003 to 2006. Mr. Gerster holds a degree in Business Administration & Finance from the University of Basel. Born in 1978, Mr. Gerster is a Swiss citizen.

Luis Marin
Luis Marin has been Dufry’s GCCO since 2018. Prior to his appointment to this role, Mr. Marin served as Chief Corporate Officer from 2014 to 2018; Business Controlling Director from 2004 to 2014 and from 2012 to 2014 was also responsible for the M&A division. Mr. Marin had previously served as the Head of Finance and Administration of Spanish subsidiaries of Areas, a company member of the French group Elior, from 2001 to 2004. He was the Financial Controller at Derbi Motocicletas — Nacional Motor S.A. from 1998 to 2001, and prior to that was an Auditor at Coopers & Lybrand from 1995 to 1998. Mr. Marin holds a degree in Economic Sciences and Business Administration from Universidad de Barcelona. Born in 1971, Mr. Marin is a Spanish citizen.

Pascal C. Duclos
Pascal C. Duclos has been Dufry’s GGC and Secretary of the Board of Directors since 2005. Before his current position at Dufry, Mr. Duclos was a senior foreign attorney at law at the Buenos Aires law firm Beretta Kahale Godoy from 2003 to 2004 and a financial planner at UBS AG in New York from 2001 to 2002. Prior to that, he was an associate at the New York law firm Kreindler & Kreindler from 1999 to 2001 and a senior associate at the Geneva law firm Davidoff & Partners from 1991 to 1997. From 1994 to 1997, Mr. Duclos was also academic assistant at

Name	Position with Dufry and Current Occupation of Employment and Five-Year Employment History

the University of Geneva School of Law. Mr. Duclos received a license in law from Geneva University School of Law and an LL.M. from Duke University School of Law. He is licensed to practice law in Switzerland and is admitted to the New York Bar. Born in 1967, Mr. Duclos is a Swiss citizen.

Eugenio Andrades
Eugenio Andrades has been Dufry’s CEOO since September 1, 2020. Before his current position, he served as Chief Executive Officer Europe, Africa and Strategy from January 2019 to August 2020, as Dufry’s Chief Executive Officer Operations and Strategy from 2018 to 2019 and Dufry’s Chief Executive Officer Division UK, Central and Eastern Europe in 2016 and 2017. Prior to that, Mr. Andrades was Chief Executive Officer (2014 to 2015) and Chief Commercial Officer (2011 to 2014) at World Duty Free and held several positions at Aldeasa including Commercial Director and Operations Coordinator (2007 to 2010), Director of Strategy & Development and Investor Relations (2002 to 2007), Chief Executive Officer Jordan & Middle East (2000 to 2001) and Commercial Director and Operations Coordinator, Aldeasa (2011 to 2014), Director of Strategy & Development and Investor Relations Business & Corporate Development and Investor Relations Director (1996 to 2000). Prior to joining Aldeasa, he had been a consultant at the McKinsey group and worked for Carboex, a subsidiary of Endesa. Mr. Andrades is a graduate in Mining Engineering at the Politécnica University of Madrid. He holds a Master’s degree in Finance and Strategy from the Colorado School of Mines, (Colorado, USA), and an MMBA from McKinsey & Co. Denmark. Born in 1968, Mr. Andrades is a Spanish citizen.

Andrea Belardini
Andrea Belardini has been Dufry’s CCO since September 1, 2020. Before his current position, he served as Dufry’s Divisional Chief Executive Officer for Asia Pacific and Middle East from 2016 to August 2020 and as Chief Operating Officer Region 5 & Integration Leader. Prior to that he was the Global Chief Commercial Officer for Nuance concurrent with regional CEO function from 2013 to 2014 and the CEO European Operations of Nuance from 2009 to 2014. He was the Executive Vice President Strategy and Development & Commercial Business for Aeroporti di Roma (ADR) from 2000 to 2009. Mr. Belardini graduated with Honours (Magna cum Laude) in Business and Economics from the University of Rome La Sapienza. Born in 1968, Mr. Belardini is an Italian citizen.

Roger Fordyce
Roger Fordyce has been Dufry’s Chief Executive Officer for North America since January 2019. Before his current position he held several positions at Hudson Group, where he started working as District Manager in 1988. From 1992 to 1996, he was Vice President of Operations, from 1996 to 2008 he was Senior Vice President of Operations and from 2008 to 2018 he was Executive Vice President and Chief Operating Officer. Prior to 1988 he held positions as Manager at Dobbs /Aeroplex, WH Smith and Greenman Bros. Mr. Fordyce is a board member of Hudson Ltd. Mr. Fordyce holds a B.A. in Psychology from SUNY Stony Brook. Born in 1955, Mr. Fordyce is an American citizen.

Merger Sub
Merger Sub is a Bermuda exempted company. Merger Sub’s registered office is located at Canon’s Court, 22 Victoria Street Hamilton HM 12, Bermuda. Merger Sub’s telephone number is +1-441-298-3300. See the section entitled “The Companies” beginning on page 14 of this shareholder circular.
Directors and Executive Officers of Merger Sub
The names and material occupations, positions, offices or employment during the past five years of Merger Sub’s directors and executive officers are set forth below. During the past five years, none of Merger Sub nor any of Merger Sub’s directors or executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the address for Merger Sub is Canon’s Court, 22 Victoria Street Hamilton HM 12, Bermuda and each of Merger Sub’s listed directors and executive officers is c/o Dufry AG, Brunngässlein 12, 4052 Basel, Switzerland, and the phone number for Dufry and each of Dufry’s listed directors and executive officers is +41 61 266 44 44.
Name	Position with Merger Sub and Current Occupation of Employment and Five-Year Employment History
David Haldimann
Mr. Haldimann is a director of Merger Sub. Since 2015, he has served as the Global Head Risk Management and Taxes of Dufry. Born in 1973, Mr. Haldimann is a Swiss citizen and holds a master’s degree in economics from the University of Basel.

Yves Manuel Gerster
Mr. Gerster is a director and the Chief Executive Officer of Merger Sub. Since 2019, he has served as Chief Financial Officer of Dufry. Prior to holding that position, he was Global Head Group Treasury at Dufry International AG from 2006 to 2019 and Assistant Group Treasurer of Bucher Industries AG from 2003 to 2006. Born in 1978, Mr. Gerster is a Swiss citizen and holds a degree in Business Administration & Finance from the University of Basel.

Past Transactions and Contracts
Transactions with Dufry Supply
Dufry is one of Hudson’s largest suppliers of products. In particular, Dufry is the largest supplier of products for Hudson’s duty free operations, including liquors and perfumes. For the years ended December 31, 2019, 2018 and 2017, $88.0 million, $82.5 million and $67.4 million, respectively, of cost of goods sold was attributable to purchases of products from Dufry. Hudson expects Dufry to continue to supply Hudson with products as contemplated by the master relationship agreement entered into in connection with the initial public offering of Hudson in 2018 initial public offering.
Franchise and other services
Hudson has historically paid a franchise fee to Dufry to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, and to receive ancillary franchise services from Dufry including centralized support services, such as treasury, internal audit and other similar services. Hudson expects Dufry or its subsidiaries to continue to license these brands to Hudson and provide Hudson with ancillary franchise services pursuant to the terms of the agreements entered into in connection with our initial public offering. See “—Other agreements with Dufry—Franchise agreements” and “—Other agreements with Dufry—Trademark license agreement.”
Hudson has historically received a fee from Dufry for Hudson’s provision of consultation services to Dufry to assist Dufry in store concept and design, primarily for duty-paid stores outside the continental United States and Canada and in connection with the development, enhancement, maintenance, protection and exploitation of the Hudson brand. Hudson expects to continue to provide Dufry with consultation services pursuant to the terms of new franchise agreements, all as contemplated by the master relationship agreement.
Hudson recorded $15.1 million, $15.2 million and $50.6 million in net expenses for all such services, respectively, for the years ended December 31, 2019, 2018 and 2017.
Treasury operations
Hudson has historically been an integral part of Dufry’s global treasury and cash management operations. Hudson also participates in Dufry Group’s cash pooling arrangement.
At December 31, 2019, 2018 and 2017, Hudson owed $503.1 million, $492.6 million and $520.4 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). Hudson was charged $29.2 million, $30.2 million and $29.5 million in each of the years ended December 31, 2019, 2018 and 2017, respectively, in interest to Dufry. The weighted-average annual interest rate on Hudson’s loans from Dufry for the years ended December 31, 2019, 2018 and 2017 was 5.7%, 5.7% and 5.7%, respectively per year.

Hudson currently borrows from Dufry, engages in cash pooling with other Dufry entities and receives other treasury services from Dufry, in each case as contemplated by the master relationship agreement.
Other agreements with Dufry
In connection with Hudson’s initial public offering, Hudson entered into a series of agreements with Dufry. Most importantly, Hudson entered into the following:
Master relationship agreement
This agreement governs the general commercial relationship between Hudson and Dufry or Dufry’s subsidiaries (collectively, the “Dufry Groups”). The master relationship agreement provides, among other things, that:
•	Hudson will provide information concerning Hudson’s business to Dufry upon request;
•
subject to applicable law, Hudson will not publish press releases concerning Hudson’s business, results of operations or financial condition, reports, notices, proxy or information statements, registration statements or prospectuses without Dufry’s consent;

•	Hudson will cooperate with Dufry with respect to various matters, including the preparation of Dufry’s public reports;
•
unless Hudson obtains Dufry’s consent, Hudson will borrow funds only pursuant to facilities provided by members of the Dufry Group, and any such borrowing will be on substantially the same terms as Hudson’s outstanding borrowings from members of the Dufry Group at the date of Hudson’s initial public offering, provided that the principal amount, interest rate (which may be fixed or floating) and term of future borrowings may vary from facility to facility, and the interest rate that Dufry charges Hudson will correspond to Dufry’s weighted average cost of debt funding in the currency of Hudson’s borrowings at the time that Hudson borrows or refinances any such debt or, if a floating rate of interest is applied, Dufry’s weighted average cost of debt funding at each interest reset date, in each case plus an administration fee to reflect the cost to Dufry of providing the service;

•
unless Hudson obtains Dufry’s consent, Hudson will execute foreign exchange transactions only through members of the Dufry Group, and if Dufry executes such foreign exchange transactions for Hudson, it may execute them either with a third person on Hudson’s behalf at the best quoted price or directly with Hudson at the best price quoted by a third person, in each case as reasonably determined by Dufry, plus an administration fee to reflect the cost to Dufry of providing the service;

•
Dufry may direct Hudson to deposit cash in any Dufry Group cash pooling arrangement up to the aggregate principal amount of borrowings by Hudson from Dufry then outstanding, and such cash deposited by Hudson may be used to secure any credit positions in the cash pooling arrangements, either of Hudson or its subsidiaries, or other Dufry Group members, and with Dufry’s consent, Hudson may borrow from any cash pool at the then-prevailing market rate applicable to borrowings by similar borrowers from the bank operating the cash pooling arrangement, as reasonably determined by Dufry, plus an administration fee to reflect the cost to Dufry of providing the service; the agreement also provides that in the event of the insolvency, bankruptcy, receivership or other similar status of Dufry, the amount of any borrowing by Hudson from Dufry should be set off against any amount deposited by Hudson in any cash pooling arrangement that is not returned to us;

•
at Dufry’s option, Hudson will purchase certain categories of products for sale, either directly from Dufry or through a third person with which Dufry has a supply arrangement, at prices to be determined by Dufry in accordance with its transfer pricing policy as then in effect for all members of the Dufry Group;

•	Hudson will do all things necessary to comply with Dufry Group’s policies in effect from time to time;
•	Hudson will support the Dufry Group in its global sales and marketing strategy and take any action requested by Dufry in furtherance thereof that does not materially adversely affect Hudson;
•	Hudson will use, apply and implement any information technology system, application or software required by Dufry, and Hudson will be responsible to Dufry for the costs of any such system,

application or software, as well as any support services provided by Dufry, on the basis of the cost to the Dufry Group (including the cost of Dufry Group employees) for such product or service plus an administration fee to reflect the cost to Dufry of providing the service;
•
Hudson will reimburse the Dufry Group for all costs incurred by the Dufry Group in connection with the granting and vesting of any awards to Hudson employees, either before or after Hudson’s initial public offering, pursuant to the Dufry PSU Plan; and

•
at Dufry’s option, Hudson will participate in any insurance policy or arrangement that Dufry effects for the members of the Dufry Group, and Hudson will be responsible for any costs (incurred by Dufry or otherwise) associated with effecting or maintaining such policy or arrangement, as determined by Dufry in its sole discretion.

The master relationship agreement will terminate on the date when there are no issued and outstanding Class B common shares. Also, Dufry may terminate the master relationship agreement without cause upon six months’ notice to Hudson. The master relationship agreement is governed by the Laws of Switzerland and if any dispute is not settled by mediation, it will be finally resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers’ Arbitration Institution.
Franchise agreements
As contemplated by the master relationship agreement, certain of Hudson’s subsidiaries will maintain various franchise agreements with the Dufry Group. The franchise agreements provide Hudson with access to:
•	franchise intellectual property (such as trademarks), including guidance and training on its use;
•	franchise business concepts;
•	franchise global distribution center tools;
•	franchise supporting knowhow, such as marketing and promotion knowhow and training; and
•	ancillary franchise services, such as centralized support services including treasury, internal audit, legal, tax and other services to support the franchise.
In exchange for these access rights and support services, Hudson pays members of the Dufry Group franchise fees, which vary depending on the trademark under which sales were made. Hudson pays franchise fees equal to:
•	3% of net sales for duty-free sales under the Dufry, Nuance and World Duty Free trademarks;
•	2% of net sales for duty-free sales not under any such trademark; and
•	0.35% of net sales for duty-paid sales.
Each franchise agreement may be terminated by Dufry without cause upon six months’ notice. Upon failure to cure a default under a franchise agreement within ten days of receiving notice of such default, the non-defaulting party may terminate the agreement. The franchise agreements will also terminate on the date that the master relationship agreement terminates. The franchise agreements are governed by Swiss law. The other franchise agreements are on substantially the same terms as the Hudson brand franchise agreement.
Trademark license agreement
Separate to the franchise agreements, Dufry has granted Hudson a seven-year license to use the Hudson brand and trademark within the continental United States, Hawaii and Canada. Hudson will not pay Dufry any fee for such license.
Upon failure to cure a default under the trademark license agreement within ten days of receiving notice of such default, the non-defaulting party may terminate the trademark license agreement. The trademark license agreement will also terminate on the date that the master relationship agreement terminates. The trademark license agreement is governed by Swiss law.
Registration rights agreement
In connection with Hudson’s initial public offering, Hudson entered into a registration rights agreement with Dufry International AG. The registration rights agreement grants Dufry International AG and its designees specified registration rights in connection with any transfer of Class A common shares issuable to Hudson or Hudson’s affiliates upon conversion of any Class B common shares. As a result, Dufry International AG may require Hudson to use reasonable best efforts to effect the registration under the Securities Act of Hudson Class A common shares that it or its affiliates own, in each case at Hudson’s own expense. The registration rights agreement also provides that Hudson will indemnify Dufry International AG in connection with the registration of Hudson Class A common shares.
Transactions with entities controlled by Mr. James Cohen
During the years ended December 31, 2019, 2018 and 2017, Hudson paid $16.5 million, $18.9 million and $20.7 million, respectively, to Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, which are entities controlled by Mr. James Cohen, for the supply of magazines and other periodicals. Hudson does not have a long-term distribution contract with these entities, but Hudson expects to continue purchasing magazines and other periodicals from them. Mr. Cohen is the former controlling shareholder of Hudson’s business, is a current shareholder of Dufry and a member of a group of shareholders that hold or control approximately 15% of Dufry’s issued and outstanding shares, and was a member of Dufry’s board of directors from 2009 until April 2016. Mr. Cohen is invited to attend meetings of Dufry’s board of directors as a guest of the chairman from time to time. Mr. Cohen is a Deputy Chairman of the board of directors of Hudson.
Through August 2018, we subleased to Hudson Media, Inc., a company controlled by Mr. Cohen and his family, approximately 2,000 usable square feet, and provide office services, at Hudson’s offices in East Rutherford, New Jersey, pursuant to an agreement entered into between Hudson Group Holdings, Inc. and Hudson Media, Inc. prior to Hudson’s acquisition by Dufry. In connection therewith, Hudson Media, Inc. paid approximately $16,800 annually in rent to Hudson for the use of such space. In addition, Hudson Media, Inc. occupied an additional area of approximately 2,000 usable square feet at no additional charge. In August 2018, Hudson Media, Inc. vacated all such space in our offices and the sublease terminated.
In addition, in connection with the sale of their interests in Hudson’s business, entities affiliated with Mr. Cohen entered into a Trademark Co-Existence Agreement (the “TCEA”) with Hudson in 2008 (prior to Dufry’s acquisition of Hudson later that year). The TCEA granted Hudson the exclusive ownership of certain trademarks (Hudson News, Hudson Group, Hudson Booksellers, Hudson Group Retail Specialists, Hudson, the “Retail Marks”), which Hudson has subsequently transferred to Dufry, and the entities affiliated with Mr. Cohen exclusive ownership of certain other marks (Hudson News Distributors, Hudson RPM Distributors, Magazine Distributors, the “Wholesale Marks”). Hudson may not use the Wholesale Marks in connection with any distribution business, and the entities affiliated with Mr. Cohen may not use the Wholesale Marks in connection with any retail business. However, entities affiliated with Mr. Cohen may use other names and marks containing the terms “Hudson” or “Hudson News” in conjunction with the word or words “distributors,” “distribution,” “wholesale” and/ or other words that clearly identify or reference the distribution business. Each party also agreed not to apply for any related mark in the other’s sphere of operations. The term of the TCEA is indefinite and runs until terminated by mutual written agreement.
Other than the transactions described above or the arrangements in connection with the merger discussed elsewhere in this shareholder circular, during the past two years (i) there were no negotiations, transactions or material contacts between Hudson and its affiliates, on the one hand, and Dufry or Merger Sub, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Hudson’s securities; election of Hudson’s directors or sale or other transfer of a material amount of assets of Hudson; (ii) Hudson and its affiliates did not enter into any other transaction with an aggregate value exceeding 1% of our consolidated revenues with Dufry or Merger Sub, and (iii) none of Hudson’s executive officers, directors or affiliates that is a natural person entered into any transaction during the past two years with an aggregate value (in respect of such transaction or series of similar transactions with that person) exceeding $60,000 with Dufry or Merger Sub.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following are material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Hudson Class A common shares. This discussion applies only to persons that hold their Hudson Class A common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the tax consequences that may be relevant to an owner of Hudson Class A common shares in light of its particular circumstances, including alternative minimum tax or Medicare contribution tax considerations, or to persons subject to special rules, such as:
•	Certain financial institutions;
•	Dealers or traders in securities that use a mark-to-market method of tax accounting;
•	Persons holding Hudson Class A common shares as part of a straddle or integrated transaction;
•	U.S. holders whose functional currency is not the U.S. dollar;
•	Partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	Persons that acquired Hudson Class A common shares through the exercise of employee stock options or otherwise as compensation;
•	Regulated investment companies;
•	Real estate investment trusts; or
•	Tax-exempt entities, “individual retirement accounts” or “Roth IRAs.”
If an entity that is classified as a partnership for U.S. federal income tax purposes holds Hudson Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Hudson Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger to them.
This discussion is based on the Code, administrative pronouncements, judicial decisions and final and temporary Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Hudson Class A common shares that is:
•	A citizen or resident of the United States;
•
A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
The exchange of Hudson Class A common shares for cash in the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder whose Hudson Class A common shares are converted into the right to receive cash in the merger or following the exercise of a dissenter’s right will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received with respect to such shares and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis generally will equal the price the U.S. holder paid for such shares. Such gain or loss generally will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the Hudson Class A common shares exceeds one year at the time of disposition. Long-term capital gains of non-corporate U.S. holders generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.
If a U.S. holder acquired different blocks of Hudson Class A common shares at different times or at different prices, the U.S. holder generally must determine its adjusted tax basis and holding period separately with respect to each block of Hudson Class A common shares.

Payments made in exchange for Hudson Class A common shares generally will be subject to information reporting unless the holder is an “exempt recipient” and may also be subject to backup withholding at a rate of 24%. To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return Internal Revenue Service Form W-9, certifying that such U.S. holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. holder is not subject to backup withholding.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the Internal Revenue Service.
You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular circumstances as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local or foreign tax laws.

FUTURE SHAREHOLDER PROPOSALS
If the merger is completed, Hudson will have no public shareholders, and there will be no public participation in any future annual general meetings of shareholders of Hudson.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.
You also may obtain free copies of the documents we file with the SEC by going to the “Investors” section of our website at http:// www.hudsongroup.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this shareholder circular, and therefore is not incorporated by reference.
Because the merger is a “going-private” transaction, Dufry, Merger Sub and Hudson have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.
Statements contained in this shareholder circular regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this shareholder circular. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this shareholder circular. This shareholder circular and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this shareholder circular. Our annual report on Form 20-F filed with the SEC on March 11, 2020 is incorporated herein by reference. Our reports on Form 6-K furnished to the SEC on May 13, 2020, May 18, 2020, June 17, 2020, August 3, 2020 and August 19, 2020 are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this shareholder circular contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this shareholder circular.
We undertake to provide without charge to each person to whom a copy of this shareholder circular has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this shareholder circular, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this shareholder circular incorporates.
Requests for copies of our filings should be directed to Investor Relations at Hudson Ltd., 4 New Square Bedfont Lakes, Feltham, Middlesex TW14 8HA United Kingdom, + 44 (0) 208 624 4300.
THIS SHAREHOLDER CIRCULAR DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS SHAREHOLDER CIRCULAR TO VOTE YOUR SHARES AT THE SPECIAL GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS SHAREHOLDER CIRCULAR.
THIS SHAREHOLDER CIRCULAR IS DATED [•], 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS SHAREHOLDER CIRCULAR IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS SHAREHOLDER CIRCULAR TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

dated as of

August 18, 2020

among
HUDSON LTD.,

DUFRY AG

and
DUFRY HOLDCO LTD.

A-i

A-ii

Exhibit A  Statutory Merger Agreement
A-iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 18, 2020 among Hudson Ltd., a Bermuda exempted company (the “Company”), Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (“Parent”), and Dufry Holdco Ltd., a Bermuda exempted company and a wholly owned indirect subsidiary of Parent (“Merger Subsidiary”).
W I T N E S S E T H :
WHEREAS, the Company, Parent and Merger Subsidiary desire to effect the business combination transaction provided for in this Agreement in which Merger Subsidiary shall be merged with and into the Company, with the Company continuing as the surviving company (the “Merger”), and each Class A Share (as defined below) issued and outstanding shall be canceled and converted into the right to receive $7.70 in cash, without interest;
WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee of the Company Board consisting solely of independent and disinterested directors (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the transactions contemplated hereby and to make a recommendation to the Company Board with respect thereto;
WHEREAS, the Special Committee has unanimously recommended that the Company Board adopt resolutions (i) approving and declaring advisable, and authorizing the Company's execution of, this Agreement and the Statutory Merger Agreement, (ii) approving and declaring advisable the transactions contemplated hereby and thereby and (iii) recommending that the shareholders of the Company (subject to the Board's determination of fair value of the Merger Consideration for each Class A Share in accordance with the Bermuda Companies Act (as defined below) or adoption of the Special Committee's determination of the same) approve and adopt this Merger Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby;
WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has by unanimous resolution of the members of the Board in attendance at such meeting (i) determined that the Merger Consideration constitutes fair value for each Class A Share in accordance with the Bermuda Companies Act (as defined below), (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger and the other transactions contemplated hereby and thereby are fair to and in the best interest of the Company and its shareholders, (iii) approved, adopted and declared advisable the execution, delivery and performance of this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby, including the Merger, (iv) directed the submission of this Agreement and the Statutory Merger Agreement to a vote at the Company Shareholders Meeting (as defined below) and (v) recommended that the shareholders of the Company vote in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement and the transactions contemplated hereby and thereby, including the Merger, at the Company Shareholders Meeting; and
WHEREAS, the respective boards of directors of Parent and Merger Subsidiary have each by unanimous resolution approved and declared it advisable for Parent and Merger Subsidiary, respectively, to enter into this Agreement and the Statutory Merger Agreement and to consummate the transactions contemplated hereby and thereby, including the Merger, and Merger Sub Parent, in its capacity as the sole shareholder of Merger Subsidiary, has adopted and approved the same.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, directly or indirectly, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that none of the Company or any of its Subsidiaries shall be considered an Affiliate of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) for purposes of this Agreement, and none of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) shall be considered to be an Affiliate of the Company or any of its Subsidiaries.
“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, applied or enforced by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
“beneficially own” or “beneficial ownership” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
“Bermuda Companies Act” means the Companies Act of 1981 of Bermuda.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Bermuda or Switzerland are authorized or required by Applicable Law to close.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.
“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2019 and the footnotes thereto set forth in the Company 20-F.
“Company Balance Sheet Date” means December 31, 2019.
“Company Disclosure Schedule” means the disclosure schedule dated the date hereof related to this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, individual consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether or not written and (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Company Service Provider (or, solely with respect to any such plan, agreement, arrangement, program or policy that is subject to Title IV of ERISA, for the current or future benefit of any current or former employee or consultant of any entity that is, or in the last six years has been, an ERISA Affiliate of the Company) or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.
“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from (A) changes in general economic or political conditions or the financial or capital markets globally or in any of the markets in which the Company or any of its Subsidiaries operate (including general changes in air or other travel or tourism behavior or patterns and changes by airport or other travel- or tourism-related operators in their licensing, franchising, merchandising and retailing strategies), (B) acts of war, sabotage or terrorism or natural or man-made disasters or pandemics (including the COVID-19 pandemic) or disease outbreaks or any escalation or worsening of any stoppages, shutdowns or habits or behavior of people in connection with any such pandemic or disease outbreak, or any response of any Governmental Authority thereto (including requirements for business closures or “sheltering-in-place”), (C) the announcement, pendency or performance of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, licensors, licensees or employees of the Company or any of its Subsidiaries (it being understood that this clause (C) shall not apply to the term “Company Material Adverse Effect” as used in any representation or warranty contained in this Agreement to the extent that such representation or warranty contained in this Agreement expressly addresses the consequences resulting from the execution and delivery of this Agreement, the announcement or pendency of this Agreement, the consummation of the transactions contemplated hereby, or the performance of obligations hereunder), (D) the identity of Parent as the indirect majority owner in the Company or of Parent or one of Parent’s Affiliates as party to this Agreement or any facts or circumstances concerning Parent or any of its Affiliates, including their respective relationships with any customers, suppliers, distributors, licensors, licensees or partners of the Company or any of its Subsidiaries, (E) changes or prospective changes in IFRS, Applicable Law or interpretation or enforcement thereof, (F) changes in the market price or trading volume of the Class A Shares (provided that, to the extent not subject to any of the other exceptions herein, any fact, condition, change, development or event underlying or that contributed to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect), (G) the failure of the Company and its Subsidiaries to meet internal or analysts’ expectations or projections, performance measures, operating statistics or revenue, earnings or other financial predictions (provided that, to the extent not subject to any of the other exceptions herein, any fact, condition, change, development or event underlying or that contributed to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect), or (H) any action taken by the Company or any of its Subsidiaries at the written direction of Parent or any of its Subsidiaries or Representatives, or in accordance with the express terms of this Agreement, other than, in the case of clause (A), (B) or (E), for such changes or events that have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (which shall be taken into account in determining whether there has been a Company Material Adverse Effect but only to the extent of the incremental disproportionate effect thereof), or (ii) the Company’s ability to perform its obligations hereunder or consummate the Merger or any of the other transactions contemplated by this Agreement or the Statutory Merger Agreement in a timely manner.
“Company RSU” means each award of restricted stock units, including any awards subject to performance-based vesting conditions, under any Company Stock Plan.
“Company SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed with or furnished to the SEC by the Company, together with any exhibits and schedules thereto and other information incorporated therein.
“Company Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries.
“Company Stock Plan” means the Hudson Ltd. Long-Term Incentive Plan for Selected Management Members and any other equity or equity-based compensation plan that is sponsored or maintained by the Company or any of its Subsidiaries that provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or voting securities of the Company, in each case, as amended from time to time.
“Contract” means, with respect to any Person, any contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such Person, whether through ownership of securities or partnership or other ownership interests, by Contract or otherwise.
“Dissenting Holder” shall mean a holder of Class A Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of Class A Shares to require appraisal of their Class A Shares pursuant to Bermuda Law.
“Dissenting Shares” shall mean the Class A Shares held by a Dissenting Holder.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“Facilities Agreements” means (i) the $700,000,000, EUR 500,000,000 and EUR 1,300,000,000 Multicurrency Term and Revolving Credit Facilities Agreement dated 3 November 2017 and made between, among others, Parent, Dufry International AG, the various lenders party thereto from time to time and ING Bank N.V. (as the agent), and (ii) the EUR 367,000,000 Multicurrency Term and Revolving Credit Facilities dated 29 May 2020 and made between, among others, Parent, Dufry International AG, the various lenders party thereto from time to time and ING Bank N.V. (as the agent) (each, as amended, varied, supplemented and/or restated from time to time).
“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or information or other filing.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.
“International Offering” means the international offering which Parent in its sole discretion may decide to undertake prior to the Closing pursuant to the terms of which offered shares of Parent for which rights have not been validly exercised in the Rights Offering will be offered for sale through a public offering in Switzerland and private placements in certain jurisdictions outside of Switzerland.
“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality, including any such authority or instrumentality that administers or otherwise has jurisdiction or control over any airport in which the Company or any of its Subsidiaries operates its business.
“knowledge” of the Company means the actual knowledge, without any duty to investigate, of any of the persons listed in Section 1.01(a) of the Company Disclosure Schedule.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Lender Consents” means the consent of the Majority Lenders to the Merger under each of the Facilities Agreements. For the purposes of this definition, “Majority Lenders” means, in respect of a Facilities Agreement, a lender or the lenders whose commitments aggregate more than 66 2∕3 per cent of the total commitments outstanding at any time under such Facilities Agreement.
“Master Relationship Agreement” means the Master Relationship Agreement, dated as of February 1, 2018, between Parent and the Company.
“Merger Sub Parent” means Dufry International AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law and the direct parent of Merger Subsidiary.
“NYSE” means the New York Stock Exchange.
“Order” means any order, writ, judgment, injunction, decree or determination entered by or with any Governmental Authority.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s ability to perform its obligations hereunder or consummate the Merger in a timely manner.
“Parent Prospectus” means the offering and listing prospectus published by Parent with respect to the Rights Offering.
“Permits” means governmental licenses, franchises, permits, certificates, consents, approvals, registrations, concessions or other authorizations of Governmental Authorities applicable to the assets or business of the Company or its Subsidiaries, including for the avoidance of doubt any “disadvantaged business entity,” “minority business entity,” “minority owned business” or any similar designation or certification or ACDBE certification.
“Permitted Lien” means (i) statutory Liens for taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and in either case for which adequate reserves have been maintained in accordance with IFRS, (ii) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding indebtedness so long as there is no default under such indebtedness, (iii) Liens created by or through the actions of Parent or any of its Affiliates, (iv) Liens discharged at or prior to the Effective Time and (v) transfer restrictions imposed by law.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Proceeding” means any claim, audit, action, suit, proceeding, arbitral action or investigation.
“Rights Offering” means the rights offering to be undertaken by Parent prior to the Closing pursuant to the terms of which existing shareholders of Parent will receive rights to subscribe for further shares in the capital of Parent and, as the case may be, the International Offering, resulting in net proceeds at least equal to the sum of (i) the Merger Consideration payable to all holders of Class A Shares and (ii) the amounts payable pursuant to Section 2.05.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Shares” means the Class A Shares and the Class B Shares.
“Special Committee Financial Advisors” means Lazard Frères & Co. LLC and Banco Santander, S.A.
“Solvent” means, with respect to any Person, that, as of such date of determination, (a) the “fair saleable value” of the assets of such Person (including its Subsidiaries), on a consolidated basis, as of such date, exceed the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) the “fair value” of the assets of such Person (including its Subsidiaries), on a consolidated basis, as of such date, exceed the amount of all “liabilities of such Person, including contingent and other liabilities” as of such date (in each case (a) and (b), as such quoted terms are generally determined in accordance with applicable U.S. federal laws governing determinations of the insolvency of debtors) and (c) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date.
“Statutory Merger Agreement” means the Statutory Merger Agreement, in the form attached hereto as Exhibit A, to be executed and delivered by the Company, Parent and Merger Subsidiary as provided by the terms hereof.
“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person; provided that none of the Company or any of its Subsidiaries shall be considered a Subsidiary of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) for purposes of this Agreement, and none of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) shall be considered to be a Subsidiary of the Company or any of its Subsidiaries.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.
“Unvested Company RSU” means each Company RSU, other than a Vested Company RSU, that is outstanding immediately prior the Effective Time.
“Vested Company RSU” means each Company RSU with respect to which the applicable service-based and performance-based vesting conditions have been satisfied as of immediately prior to the Effective Time (including, for the avoidance of doubt, any such awards held by a former Company Service Provider of the Company or any of its Subsidiaries).
(b)	Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Adverse Recommendation Change	6.02(a)
Agreement	Preamble
Appraisal Withdrawal	2.04
Appraised Fair Value	2.04
Certificate of Merger	2.01(c)
Certificates	2.03(a)(i)
Class A Share	2.02(a)
Class B Share	2.02(b)
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.02(c)
Company Proxy	4.08(a)
Company Disclosure Documents	4.08(a)
Company Securities	4.05(c)
Company Shareholder Approval	4.02(a)
Company Shareholders Meeting	4.08(a)
D&O Tail Policy	7.02(c)
Effective Time	2.01(c)
End Date	10.01(b)(i)
Existing D&O Insurance	7.02(c)
Paying Agent	2.03(a)
Indemnified Person	7.02(a)
Manager Consents	5.04
Merger	2.01(a)
Merger Application	2.01(c)
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
Parent	Preamble
Parent Disclosure Documents	4.08(c)
Parent Share Capital Increase	5.02(a)
Parent Shareholder Approval	5.02(a)
Parent Shareholders Meeting	5.02(a)
Parent Termination Fee	10.03(a)
Registrar	2.01(c)
Representatives	6.02
Schedule 13E-3	7.03
Special Committee	Recitals
Special Committee Recommendation	4.02(b)
Specified Termination	10.03(a)
Superior Proposal	6.02(d)
Surviving Company	2.01(a)
Uncertificated Shares	2.03(a)(ii)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. References to “law” or “laws” shall be deemed also to include any Applicable Law. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.
ARTICLE 2
THE MERGER
Section 2.01. The Merger. (a) On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Bermuda Companies Act, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving company (the “Surviving Company”).
(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place or time as Parent and the Company may mutually agree. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
(c) On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Subsidiary will (i) on the Closing Date, execute and deliver the Statutory Merger Agreement, (ii) on or prior to the Closing Date, cause an application for the registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) and Section 108(3) of the Bermuda Companies Act and (iii) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective at the time and date shown on the Certificate of Merger (the “Effective Time”). The Company, Parent and Merger Subsidiary agree that they will request the Registrar provide in the Certificate of Merger that the effective date of the Merger be the Closing Date.
(d) From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Section 109(2) of the Bermuda Companies Act.

Section 2.02. Conversion of Shares. At the Effective Time:
(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Class A common share of the Company, par value $0.001 per share (each, a “Class A Share”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $7.70 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Class A Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.
(b) Each Class A Share held by the Company as treasury shares or owned by Parent or Merger Subsidiary immediately prior to the Effective Time, shall be canceled and shall cease to exist, no right to the Merger Consideration shall arise in respect of such shares and no payment shall be made with respect thereto.
(c) Each Class A Share held by any Subsidiary of either the Company or Parent (other than the Merger Subsidiary) immediately prior to the Effective Time shall be cancelled and shall cease to exist, no right to the Merger Consideration shall arise in respect of such shares and no payment shall be made with respect thereto.
(d) Each Class B common share of the Company, par value $0.001 per share (each, a “Class B Share”), shall be converted into one fully paid and nonassessable common share of the Surviving Company without any further consideration payable in respect thereof.
(e) Each common share of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable common share of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall, together with the shares contemplated by Section 2.02(d), constitute the only issued and outstanding shares of the share capital of the Surviving Company.
Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Class A Shares (the “Certificates”) or (ii) uncertificated Class A Shares (the “Uncertificated Shares”). Merger Sub Parent shall, and Parent shall cause Merger Sub Parent to, make available to the Paying Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each holder of Class A Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.
(b) Each holder of Class A Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on the cash payable upon surrender of any Shares.
(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.
(d) After the Effective Time, there shall be no further registration of transfers of Class A Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company, Parent or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration payable in respect thereof, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Class A Shares six months after the Effective Time shall be returned to Merger Sub Parent or another Affiliate designated by Parent, upon demand, and any such holder who has not exchanged its Class A Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Merger Sub Parent for payment of the Merger Consideration in respect of such Class A Shares without any interest thereon. Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be liable to any holder of Class A Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Class A Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Merger Sub Parent, free and clear of any claims or interest of any Person previously entitled thereto.
(f) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) to pay for Class A Shares for which appraisal rights have been perfected shall be returned to Merger Sub Parent or one of its Affiliates upon demand.
Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, Dissenting Shares shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect, effectively withdraws or otherwise loses or waives any right to appraisal (each, an “Appraisal Withdrawal”). Subject to the foregoing, any holder of Dissenting Shares shall, in lieu of the Merger Consideration, be entitled to the fair value of such Dissenting Shares as appraised by the Supreme Court of Bermuda, under Section 106(6) of the Companies Act (the “Appraised Fair Value”), by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. In the event of a holder’s Appraisal Withdrawal, such holder’s Class A Shares shall be canceled and converted as of the Effective Time into the right to receive the Merger Consideration for each such Class A Share. The Company shall give Parent (i) prompt written notice of any written demands for appraisal or payment of the fair value of any Class A Shares, Appraisal Withdrawals and any other instruments served pursuant to the Bermuda Companies Act and received by the Company relating to shareholders’ rights of appraisal and (ii) subject to Applicable Law, the opportunity to direct all negotiations and proceedings with respect to such demands for appraisal under the Bermuda Companies Act and the Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, any such demands.
Section 2.05. Restricted Stock Units.
(a) At the Effective Time, each Vested Company RSU shall be canceled, and the Company shall pay the holder of any such award at or promptly after the Effective Time, but in no event later than 60 days following the date on which such Vested Company RSU became vested, an amount in cash equal to the product of the Merger Consideration and the number of Shares represented by such award. Notwithstanding the foregoing, in the event that the Company determines prior to the Closing that any Vested Company RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, and that it is not permitted to be paid as described in the immediately preceding sentence without triggering a tax under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a tax under Section 409A of the Code as determined by the Company prior to the Closing.
(b) As promptly as practicable following the date of this Agreement, the Nomination and Remuneration Committee of the Company and Parent will cooperate in good faith to determine the appropriate treatment of the Unvested Company RSUs in connection with the transactions contemplated by this Agreement.
(c) Prior to the Effective Time, the Company and Parent shall take all actions as are reasonably necessary to (i) effectuate the treatment of the Vested Company RSUs set forth in Section 2.05(a) and the treatment of the Unvested Company RSUs that is ultimately agreed upon by the Company and Parent pursuant to Section 2.05(b), including obtaining consents from award holders and making any necessary amendments to the terms of the applicable Company Stock Plan and award agreement governing such Company RSUs, in accordance with Applicable Law and the terms of such applicable Company Stock Plan and award agreement and (ii) if necessary, terminate, effective as of immediately prior to the Effective Time, the applicable Company Stock Plan.

Section 2.06. Adjustments. Without limiting or effecting any of the provisions of Section 6.01, if during the period between the date of this Agreement and the Closing, the outstanding Class A Shares (or securities convertible or exchangeable into, or exercisable for, Class A Shares) shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, consolidation, sub-division (including reverse share split) or combination, exchange or readjustment of Class A Shares, or bonus issue thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted. Nothing in this Section 2.05(a) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, Merger Subsidiary, the Surviving Company, Merger Sub Parent and Parent shall be entitled to deduct and withhold from the Merger Consideration or any payment otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law in any jurisdiction or political subdivision thereof or herein. If the Paying Agent, Merger Subsidiary, the Surviving Company, Merger Sub Parent, or Parent, as the case may be, so withholds amounts and remits such amounts to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, Merger Subsidiary, the Surviving Company or Parent, as the case may be, made such deduction and withholding. Parent shall, upon request, use reasonable efforts to cooperate with the Company and its shareholders to obtain any reduction of, or relief from, any deduction or withholding pursuant to this Section 2.07; provided however, that nothing in this Section 2.07 shall require Parent or Company to cause any delay to the Closing in order to obtain any reduction of, or relief from, any deduction or withholding.
Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Class A Shares represented by such Certificate, as contemplated by this Article 2.
ARTICLE 3
THE SURVIVING COMPANY
Section 3.01. Memorandum of Association. The memorandum of association of the Surviving Company shall be the memorandum of association of the Company immediately prior to the Effective Time, until thereafter amended as provided therein or in accordance with Applicable Law.
Section 3.02. Bye-laws. The bye-laws of the Surviving Company shall be in the form of the bye-laws of Merger Subsidiary immediately prior to the Effective Time, until thereafter amended in accordance with Applicable Law, except that references to the name of the Merger Subsidiary shall be replaced by references to the name of the Surviving Company.
Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of the Company immediately prior to Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company immediately prior to Effective Time shall be the officers of the Surviving Company.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 11.05, except (i) as disclosed in the Company 20-F or any current reports on Form 6-K filed by the Company with the SEC since January 1, 2020 (other than with respect to the representations and warranties in Section 4.01, Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.12, Section 4.13, Section 4.14 and Section 4.15), but, in each case, excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures that are cautionary, predictive or forward-looking in nature, and excluding any information incorporated by reference or exhibits attached to any of the foregoing, or (ii) as set forth in the applicable section of the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary as of the date hereof and as of the Closing Date that:
Section 4.01. Corporate Existence and Power. The Company is an exempted company limited by shares, duly incorporated, validly existing and in good standing (meaning solely that it has not failed to make any filing with any Bermuda Governmental Authority under the Bermuda Companies Act, or to pay any Bermuda government fee or tax, which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda) under the laws of Bermuda and has all corporate powers necessary to enable it to carry on its business as presently conducted. The Company is duly qualified to do business as a foreign company and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has all Permits necessary to enable it to use its legal or other business name, own, lease or otherwise hold and operate its properties and other assets and carry on its business as presently conducted, except for those Permits the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement, the Statutory Merger Agreement and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s capacity and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger and the execution of the Statutory Merger Agreement, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the Shares (voting as a single class) present at a meeting convened to approve the Merger and the Statutory Merger Agreement is the only vote of the holders of any class or series of the Company’s share capital necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
(b) The Special Committee has been duly authorized and constituted and at a meeting duly called and held has unanimously (i) determined that this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of the Company and its shareholders (other than Parent and its Affiliates), (ii) approved this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby and declared this Agreement advisable and (iii) recommended that the Company Board adopt resolutions (a) approving and declaring advisable, and authorizing the Company's execution of, this Agreement and the Statutory Merger Agreement, (b) approving and declaring advisable the transactions contemplated hereby and thereby and (c) recommending that the shareholders of the Company (subject to the Board's determination of fair value of the Merger Consideration for each Class A Share in accordance with the Bermuda Companies Act or adoption of the Special Committee's determination of the same) approve and adopt this Merger Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby (such recommendation, the “Special Committee Recommendation”).
(c) At a meeting duly called and held, the Company Board (acting upon the unanimous recommendation of the Special Committee) has by unanimous resolution of the members of the Board in attendance at such meeting (i) determined that the Merger Consideration constitutes fair value for each Class A Share in accordance with the Bermuda Companies Act (as defined below), (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger and the other transactions contemplated hereby and thereby are fair to and in the best interest of the Company and its shareholders, (iii) approved, adopted and declared advisable the execution, delivery and performance of this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby, including the Merger, (iv) directed the submission of this Agreement and the Statutory Merger Agreement to a vote at the Company Shareholders Meeting and (v) recommended that the shareholders of the Company vote in favor of the adoption and approval of this Agreement and the Statutory

Merger Agreement and the transactions contemplated hereby and thereby, including the Merger, at the Company Shareholders Meeting (such recommendation, the “Company Board Recommendation”). As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.
Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement, the Statutory Merger Agreement and the consummation by the Company of the transactions contemplated hereby and thereby require no action by or in respect of, or Filing with, any Governmental Authority, other than (i) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (ii) executing and delivering the Statutory Merger Agreement, (iii) compliance with any applicable requirements of Bermuda Exchange Control Act 1972 and related regulations, (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, (v) compliance with any applicable requirements of the NYSE and (vi) any other actions or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement, the Statutory Merger Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the memorandum of association or bye-laws of the Company, (b) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Shareholder Approval, require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding on, or any Permit of, the Company or any of its Subsidiaries (or any Contract to which any of their respective assets is subject) or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b)(b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.05. Capitalization. (a) The authorized share capital of the Company consists of 2,000,000,000 Class A Shares, 1,000,000,000 Class B Shares and 100,000,000 preference shares, par value $0.001 per share.
(b) As of August 14, 2020, the Company has issued (i) 39,417,765 Class A Shares, (ii) 53,093,315 Class B Shares and (iii) no preference shares. As of August 14, 2020, there were no Class A Shares reserved and available for future issuance under the Company Stock Plans and 1,007,620 Class A Shares subject to outstanding Company RSUs (assuming any performance-based vesting conditions were earned at target level of performance). All outstanding shares of the Company’s share capital have been duly authorized and validly issued, fully paid and nonassessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof), free of any preemptive or similar rights.
(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in this 4.05(c) and for changes since August 14, 2020 resulting from the issuance of shares pursuant to the settlement of Company RSUs outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of share capital or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for share capital or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for share capital or other voting securities or ownership interests in the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based on, directly or indirectly, the value or price of, any share capital or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Securities.
(d) No Shares or Company Securities are owned by any Subsidiary of the Company.
Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers necessary to enable it to use its legal or other business name, to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where failure to be so organized, validly existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) All of the outstanding share capital or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (except for Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such share capital or other voting securities or ownership interests). Except for the share capital or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any share capital or other voting securities of, or ownership interests in, any Person.
Section 4.07. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including the notes thereto) included or incorporated by reference in the Company SEC Documents (a) complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (b) fairly present in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).
Section 4.08. Disclosure Documents.
(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the transactions contemplated by this Agreement, including (i) the proxy statement (the “Company Proxy”) relating to the special meeting of shareholders of the Company to be held to consider and vote upon the approval and adoption of this Agreement, the Statutory Merger Agreement and the Merger (the “Company Shareholders Meeting”) and (ii) any amendments or supplements to the foregoing (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will, when filed, comply as to form in all material respects with all Applicable Law including the applicable requirements of the Exchange Act.
(b) Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c) The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use (or incorporation by reference) in (i) the Parent Prospectus, (ii) any similar messages within the meaning of articles 27 et seq. of the listing rules of SIX Swiss Exchange in their version of November 8, 2019 and in effect as of January 1, 2020 and articles 652a and 752 of the Swiss code of obligations as in effect until December 31, 2019, in each case in accordance with article 109 para. 2 of the Swiss Financial Services Ordinance of November 6, 2019 and (iii) the Schedule 13E-3 (collectively, the “Parent Disclosure Documents”), at the time of any distribution or dissemination of the Parent Disclosure Documents (or any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.08 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents or the Parent Disclosure Documents based upon information supplied by Parent or Merger Subsidiary or on their behalf specifically for use or incorporation by reference therein.
Section 4.09. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (i) liabilities or obligations disclosed and reserved for in the Company Balance Sheet, (ii) liabilities or obligations incurred after the Company Balance Sheet Date in the ordinary course of business consistent with past practice (excluding liabilities arising out of any breach of or default under a Contract or violation of Applicable Law), (iii) obligations expressly contemplated by, and fees and expenses payable to its external Representatives for services rendered in connection with, this Agreement and the transactions contemplated hereby, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.10. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is, and since February 1, 2018, has been, in compliance with, has not been charged with or given written notice by any Governmental Authority of any violation of and, to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with any violation of, Applicable Law or the terms of any of its Permits, except for failures to comply or violations or alleged violations that have not had and, even if determined adversely to the Company, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against or affecting the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that prevents, enjoins, alters or materially delays the Merger or any of the other transactions contemplated by this Agreement.
Section 4.11. Litigation. There is no Proceeding pending against or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any of their respective assets or properties, any of their respective present or former officers, directors or employees in their capacities as such, or any Person for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator that, assuming such Proceedings were determined or resolved adversely in accordance with the opposing party’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12. Finders’ Fees. Except for the Special Committee Financial Advisors, true and complete copies of whose engagement agreements have been provided to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.
Section 4.13. Opinion of Financial Advisors.
(a) The Special Committee has received the opinion (to be confirmed in writing) of Lazard Frères & Co. LLC, financial advisor to the Special Committee, to the effect that, as of the date of this Agreement, and based upon and subject to the facts and assumptions set forth therein, the Merger Consideration to be paid to the Company’s shareholders (other than Parent and its Affiliates) is fair, from a financial point of view, to such shareholders. The Company shall deliver a true and complete copy of the written opinion of Lazard Frères & Co. LLC to Parent for informational purposes only promptly after receipt thereof by the Company.
(b) The Special Committee has received the opinion (to be confirmed in writing) of Banco Santander, S.A., financial advisor to the Special Committee, to the effect that, as of the date of this Agreement, and based upon and subject to the facts and assumptions set forth therein, the Merger Consideration to be received by the Company’s shareholders (other than Parent and its Affiliates) is fair, from a financial point of view, to such shareholders. The Company shall deliver a true and complete copy of the written opinion of Banco Santander, S.A. to Parent for informational purposes only promptly after receipt thereof by the Company.

Section 4.14. Antitakeover Statutes and Rights Agreement. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. The Company has taken all action necessary to exempt the execution, delivery and performance of this Agreement and the Statutory Merger Agreement and the consummation of the Merger and any other transaction contemplated hereby from any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar Applicable Law and accordingly none of the foregoing apply.
Section 4.15. Employee Matters. Section 4.15 of the Company Disclosure Schedule contains a complete and accurate list of each outstanding award of Company RSUs as of August 14, 2020, including, for each such award: (i) the name of the holder of such award, (ii) the date such award was granted, (iii) the number of Shares subject to such award, and (iv) whether such awards are vested or unvested as of such date. Other than the Company RSUs listed in Section 4.15 of the Company Disclosure Schedule, there are no equity or equity-based awards outstanding under any Company Stock Plan.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT
Parent represents and warrants to the Company as of the date hereof and the Closing Date that:
Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and, with respect to the Merger Subsidiary, in good standing under the laws of its jurisdiction of incorporation and has all corporate powers necessary to carry on its business as presently conducted. Each of Parent and Merger Subsidiary has all Permits necessary to enable it to use its legal or other business name, own, lease or otherwise hold and operate its properties and other assets and carry on its business as presently conducted, except for those Permits the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.
Section 5.02. Corporate Authorization.
(a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, the Statutory Merger Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby are within the corporate powers of Parent and Merger Subsidiary and, except for the required approval of Parent’s shareholders of the increase in Parent’s share capital necessary to consummate the Rights Offering (the “Parent Share Capital Increase”) and the related executory and confirmatory resolutions by the Board of Directors of Parent, have been duly authorized by all necessary corporate action. The affirmative vote of an absolute majority of the votes represented at the extraordinary general meeting of the shareholders of Parent (the “Parent Shareholders Meeting”) to approve the Parent Share Capital Increase (the “Parent Shareholder Approval”) is the only vote of the holders of any of Parent’s share capital necessary in connection with the consummation of the transactions contemplated by this Agreement (including the Rights Offering). This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
(b) At a meeting duly called and held, the Board of Directors of Parent has (i) approved this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby in accordance with Applicable Law, (ii) resolved to recommend that the shareholders of Parent approve the Parent Share Capital Increase and (iii) resolved that the approval of the Parent Share Capital Increase necessary to consummate the Rights Offering be submitted to a vote at the Parent Shareholders Meeting to obtain Parent Shareholder Approval on a date to be defined by the Board of Directors of Parent after the date hereof in accordance with this Agreement.
(c) At a meeting duly called and held, the Board of Directors of Merger Sub Parent has approved this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby in accordance with Applicable Law and resolved to vote its shares in Merger Subsidiary to approve the same.
Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, the Statutory Merger Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby require no action by or in respect of, or Filing with, any Governmental Authority, other than (i) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (ii) the execution and delivery of the Statutory Merger Agreement, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, (iv) any Filings in compliance with any national securities exchange on which the securities of Parent or any of its Affiliates are listed or any other applicable listing authority, including the Filing of the Parent Prospectus and the listing application for the shares offered in the Rights Offering with SIX Swiss Exchange, and (v) any actions or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, organizational regulations, bye-laws and similar organizational documents of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming (w) compliance with the matters referred to in Section 5.03, (x) receipt of the Parent Shareholder Approval, (y) the consent to the Parent Share Capital Increase and the Rights Offering under Section 7.14 (Lock-Up) of the Accelerated Bookbuilding Agreement between the Parent and the Managers named therein, dated as of April 23, 2020, by the joint global coordinators on behalf of the managers (the “Manager Consents”), and (z) the Lender Consents require any consent or other action by any Person under, constitute a default (or constitute an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Affiliates is entitled under any provision of any Contract binding upon, or any Permit of, Parent or any of its Affiliates (or any Contract to which any of their respective assets is subject) or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Affiliates, with only such exceptions, in the case of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.05. Disclosure Documents.
(a) The Schedule 13E-3, when filed, will comply as to form in all material respects with the applicable requirements of the Exchange Act and, at the time of such Filing or the filing of any amendment or supplement thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The information with respect to Parent and any of its Subsidiaries that Parent supplies in writing to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.
Section 5.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
Section 5.07. Sufficiency of Funds; Solvency. (a) Assuming the consummation of Rights Offering on or prior to the Closing Date, Parent, together with its Subsidiaries, will have, or will have available to it, and will make available to Merger Sub Parent, the funds necessary for Parent or Merger Sub Parent, as applicable, to pay the Merger Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement.
(b) Immediately after the Closing, assuming the satisfaction of the conditions set forth in Section 9.01 and Section 9.02, and after giving effect to the transactions contemplated by this Agreement and the Statutory Merger Agreement, Parents and its Subsidiaries (including, solely for this purpose, the Company and its Subsidiaries)

will be Solvent. No transfer of property is being made, and no obligation is being incurred by Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Statutory Merger Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or their respective Subsidiaries.
ARTICLE 6
COVENANTS OF THE COMPANY
Section 6.01. Conduct of the Company.
(a) From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or required by Applicable Law or any Governmental Authority or with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned) the Company shall, and shall cause each of its Subsidiaries to, use its and their respective commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and in accordance with the Master Relationship Agreement and existing reporting lines and authorities between the Company and Parent. Without limiting the generality of the foregoing, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect its Permits and (iii) maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it.
(b) Notwithstanding anything to the contrary in this Agreement, any action taken, or omitted to be taken, by the Company or any of its Subsidiaries as a result of any requirement of Applicable Law or any Governmental Authority to the extent related to or arising in response to COVID-19 (including, but not limited to, mandatory shutdowns, ‘shelter-in-place’ requirements and closures) or otherwise generally consistent with the actions taken, or omitted to be taken, in response to COVID-19 by the other participants in the industry in which the Company and its Subsidiaries operate, shall in no event be deemed to constitute a breach of Section 6.01(a); provided that the Company and its Subsidiaries shall, to the extent reasonably practicable, consult with Parent prior to taking, or omitting to take, any such action.
(c) Notwithstanding anything to the contrary in this Agreement, (i) if an action by the Company or any of its Subsidiaries requires the consent or approval of Parent or any of Parent’s Affiliates under the Master Relationship Agreement or any other agreement between the Company or any of its Subsidiaries, on the one hand, and Parent or any of its Affiliates, on the other hand, and Parent or its Affiliate, as applicable, does not provide such consent or approval, the failure to take such action by the Company or its Subsidiary, as applicable, shall in no event be deemed to constitute a breach of Section 6.01(a) and (ii) if an action or omission by the Company or any of its Subsidiaries results, directly or indirectly, from Parent’s or any of Parent’s Affiliates’ breach of, failure to perform its obligations under, or failure to provide any of the services to the Company and its Subsidiaries that are contemplated by, in each case, the Master Relationship Agreement or any other agreement described in the foregoing clause (i), such action or omission shall in no event be deemed to constitute a breach of Section 6.01(a).
Section 6.02. No Solicitation; Other Offers.
(a) General Prohibitions. Prior to the Closing, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly: (i) solicit, initiate or take any action to knowingly assist, facilitate or encourage the submission of any Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, an Acquisition Proposal; (iii) (A) fail to make, withdraw or modify in a manner adverse to Parent or Merger Subsidiary the Company Board Recommendation or the Special Committee Recommendation (or recommend an Acquisition Proposal or make any public statement (or statement to any of its shareholders (other than, for the avoidance of doubt, to a director of the Company in his capacity as such)) inconsistent with the Company Board Recommendation or the Special Committee Recommendation (including publicly proposing to withdraw or modify the Company Board Recommendation or the Special Committee Recommendation)), (B) fail to include the Company Board Recommendation and the Special Committee Recommendation in the Company Proxy, or (C) recommend an Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”); (iv) fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section 6.02(a) by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.02(a) by the Company, unless (i) such violation is committed without the knowledge of the Special Committee and the Company uses its reasonable best efforts to promptly cure such violation once the Special Committee is made aware thereof or (ii) such Representative is also a Representative of Parent. Nothing contained in this Agreement (including this Section 6.02) shall constitute a waiver of any of any of Parent’s rights under the Master Relationship Agreement.
(b) Exceptions. Notwithstanding Section 6.02(a), but subject to compliance with the following provisions of this Section 6.02(b) and Section 6.02(c), at any time prior to the adoption of this Agreement by the Company’s shareholders (but in no event after the adoption of this Agreement by the Company’s shareholders):
(i) the Company, acting at the direction of the Special Committee, directly or indirectly through its Representatives, may (A) subject to the Company’s compliance with Section 6.02(a), engage in negotiations or discussions with any Third Party or its Representatives if such Third Party has made after the date of this Agreement a bona fide, unsolicited, written Acquisition Proposal that the Special Committee, determines in good faith by a majority vote, after considering advice from the Special Committee Financial Advisors and outside legal counsel to the Special Committee, constitutes or would reasonably be expected to result in a Superior Proposal and (B) thereafter furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a customary confidentiality agreement with such Third Party, which confidentiality agreement with such Third Party shall include customary standstill obligations, but shall not in any event include provisions requiring exclusive negotiations; and
(ii) following receipt of a Superior Proposal after the date of this Agreement, the Special Committee and/or the Board of Directors of the Company may make an Adverse Recommendation Change;
in each case referred to in the foregoing clauses (i) and (ii), only if the Special Committee or the Board of Directors of the Company, as applicable, determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the laws of Bermuda.
(c) Required Notices; Last Look. The Company shall keep Parent fully informed, on a current basis, of the status and details of any Acquisition Proposal received and of any action taken, or contemplated to be taken, pursuant to Section 6.02(a). Neither the Special Committee or the Board of Directors of the Company shall make an Adverse Recommendation Change pursuant to Section 6.02 unless (i) the Company promptly notifies Parent, in writing at least five Business Days before taking such action, of its intention to do so, (ii) if requested by Parent, during such five Business Day or longer period, the Company and its Representatives shall have discussed and negotiated in good faith with Parent regarding any proposal by Parent to amend the terms of this Agreement in response to such Superior Proposal, (iii) Parent does not make, within such five Business Day or longer period after its receipt thereof, an offer to amend the terms of this Agreement that is at least as favorable to the shareholders of the Company as such Superior Proposal and (iv) after such five Business Day or longer period, the Special Committee determines in good faith by a majority vote, after considering advice from the Special Committee Financial Advisors and outside legal counsel to the Company, and taking into account any proposal by Parent to amend the terms of this Agreement made during such period, that (A) such Acquisition Proposal continues to be a Superior Proposal and (B) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under the laws of Bermuda (it being understood and agreed that any amendment to the financial or other material terms of any such Superior Proposal shall require the obligations of the Company above to be complied with anew).
(d) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the Class A Shares or all or a material portion of the consolidated assets of the Company and its Subsidiaries on terms that the Special Committee determines in good faith by a majority vote, after considering the advice of the Special Committee Financial

Advisors and outside legal counsel, and taking into account all the terms and conditions of such Acquisition Proposal (and the identity of the counterparty), would result in a transaction that if consummated, is more favorable to all of the Company’s shareholders from a financial point of view than as provided hereunder.
Section 6.03. Company Shareholders Meeting. The Company shall take all necessary actions in accordance with Applicable Law, the Company’s bye-laws and the applicable rules of NYSE to duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as reasonably practicable after the date of this Agreement for the purpose of voting on the approval and adoption of this Agreement, the Statutory Merger Agreement and the Merger, which such Company Shareholders Meeting shall be held on a date selected by the Company in consultation with Parent. The Company shall cause the Company Proxy to be mailed to the shareholders of the Company entitled to vote at the Company Shareholders Meeting as promptly as practicable after the date of this Agreement, and shall provide Parent with a draft version of the Company Proxy at least 5 Business Days before the Company intends to mail it for review (and reflect any of Parent’s comments thereon), and shall comply with all legal requirements applicable to the Company Proxy and the Company Shareholders Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Shareholders Meeting; provided the Company may adjourn, recess, reconvene or postpone the Company Shareholders Meeting (i) if the required quorum for the Company Shareholders Meeting is not present, (ii) after consultation with Parent, to the extent necessary to ensure that any legally required supplement or amendment to the Company Proxy is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders Meeting or (iii) otherwise with the written consent of Parent, to take actions necessary or advisable to secure the Company Shareholder Approval. Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the Company’s shareholders at the Company Shareholders Meeting, notwithstanding (A) the making of any Acquisition Proposal (whether or not publicly made), (B) an Adverse Recommendation Change, or (C) anything else to the contrary contained herein. After the Company has established a record date for the Company Shareholders Meeting, the Company shall not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), unless required to do so by Applicable Law or the Company’s bye-laws. Without the prior written consent of Parent, the adoption of this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by the Company’s shareholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders Meeting (including any adjournment or postponement thereof).
Section 6.04. Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of NYSE to enable the delisting by the Surviving Company of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing.
Section 6.05. Takeover Statutes. The Company shall: (a) take all actions necessary so that no “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation becomes applicable to the transactions contemplated or permitted by this Agreement and (b) if any such antitakeover or similar statute or regulation becomes applicable to the transactions contemplated or permitted by this Agreement, to take all actions necessary so that such transactions may be consummated as promptly as practicable and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize to the greatest extent possible the effects of any such statute or regulation on such transactions.
Section 6.06. Shareholder Litigation. From and after the date hereof, the Company shall promptly advise Parent in writing of any Proceedings (including derivative claims) commenced or, to the knowledge of the Company, threatened against the Company and/or its directors or executive officers relating to this Agreement, the Statutory Merger Agreement, the Merger and/or the other transactions contemplated hereby and shall keep Parent promptly and reasonably informed regarding any such Proceeding. Subject to Applicable Law, the

Company shall give Parent the opportunity to participate in the defense or settlement of any such Proceeding and shall give due consideration to Parent’s views with respect thereto. The Company shall not agree to any settlement of any such Proceeding without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
ARTICLE 7
COVENANTS OF PARENT
Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 7.02. Director and Officer Liability. Parent hereby agrees to the following:
(a) From and after the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) and cause Merger Sub Parent in its capacity as a shareholder of the Company to waive any claim or right of action Merger Sub Parent may have against an Indemnified Person in respect of acts or omissions occurring at or prior to the Effective Time to the extent provided under the Company’s bye-laws in effect on the date hereof and such indemnification obligations shall survive until the expiration of the applicable statute of limitations with respect to any claims against any such Indemnified Person arising out of such acts or omissions; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.
(b) From and after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Company’s bye-laws (or in such documents of any successor to the business of the Surviving Company) regarding elimination of liability of directors, waivers by shareholders, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement, until the expiration of the applicable statute of limitations described in clause (a) above.
(c) At or prior to the Effective Time, Parent shall purchase or cause to be purchased, and maintain or caused to be maintained in effect, a fully prepaid non-cancellable extension of the directors’ and officers’ insurance policies and fiduciary insurance policies (collectively, the “D&O Tail Policy”) that cover the Company and its Subsidiaries for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are substantially the same or at least as favorable as those contained in the Company’s existing directors’ and officers’ insurance policies and fiduciary insurance policies (“Existing D&O Insurance”), unless, to the reasonable satisfaction of the Special Committee, the terms of the Existing D&O Insurance renders the purchase of the D&O Tail Policy unnecessary; provided that in no event shall Parent be required to expend for such policies pursuant to this sentence an amount in excess of 300% of the amount per annum the Company paid (or Parent or any of its Subsidiaries paid and allocated to the Company) in its last full fiscal year; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain, or cause to be obtained, a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
(d) If Parent, the Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.02.
(e) The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the memorandum of association or bye-laws of the Company or any of its Subsidiaries, under Applicable Law, or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
Section 7.03. Schedule 13E-3. Within 20 Business Days of the date hereof, Parent shall file with the SEC as and to the extent required by applicable U.S. federal securities laws, a Rule 13e-3 Transaction Statement on

Schedule 13E-3 (the “Schedule 13E-3”). Each of the Company, Parent and Merger Subsidiary agrees promptly to correct any information provided by it or on its behalf for use in the Schedule 13E-3 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent shall use reasonable best efforts to cause the Schedule 13E-3 as so corrected to be filed with the SEC to the extent required by applicable U.S. federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 each time before it is filed with the SEC and Parent will give good faith consideration to any comments made by the Company or its counsel. Parent shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent and its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 13E-3 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).
Section 7.04. Company Shareholders Meeting. Parent and Merger Subsidiary shall use their reasonable best efforts to assist and cooperate with the Company in the preparation and mailing of the Company Proxy and all other required filings required under Applicable Law and the applicable rules of the NYSE. Parent irrevocably agrees to cause its Subsidiaries to vote all Shares held by such Subsidiaries in favor of the approval and adoption of this Agreement, the Statutory Merger Agreement and the Merger at the Company Shareholders Meeting.
Section 7.05. Rights Offering and Parent Shareholder Approval. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Parent Shareholder Approval and complete the Rights Offering as promptly as reasonably practicable and prior to the End Date. Parent shall take all necessary actions in accordance with Applicable Law, the Parent’s board regulations and the applicable rules of the SIX Swiss Exchange to duly call, give notice of, convene and hold the Parent Shareholders Meeting as promptly as reasonably practicable after the date of this Agreement for the purpose of voting on the Parent Share Capital Increase. Parent shall (i) cause the notice convening the Parent Shareholders Meeting to be published in the Swiss Official Gazette of Commerce and mailed to the shareholders of Parent entitled to vote at the Parent Shareholders Meeting, (ii) subject to the proviso set forth in the sentence following this sentence, hold the Parent Shareholders Meeting not later than thirty (30) calendar days after the date of publication of the notice convening the Parent Shareholders Meeting in the Swiss Official Gazette of Commerce and (iii) comply with all legal requirements applicable to the Parent Shareholders Meeting. Parent shall not, without the prior written consent of the Special Committee, postpone or cancel the Parent Shareholders Meeting; provided that Parent may, without the prior written consent of the Special Committee, postpone the Parent Shareholders Meeting if Parent believes in good faith that such postponement is reasonably necessary to allow reasonable additional time to solicit additional proxies necessary to obtain the Parent Shareholder Approval at the Parent Shareholders Meeting. After Parent has established a record date for the Parent Shareholders Meeting (being the date on which a shareholder of the Parent needs to be entered in the share register of the Parent with the right to vote to be entitled to vote in the Parent Shareholders Meeting), Parent shall not change such record date or establish a different record date for the Parent Shareholders Meeting without the prior written consent of the Company (at the direction of the Special Committee, but not to be unreasonably withheld, delayed or conditioned), unless required to do so by Applicable Law or Parent’s articles of incorporation. Without the prior written consent of the Company (at the direction of the Special Committee), the approval of the Parent Share Capital Increase shall be the only matter (other than (x) matters of procedure and matters required by Applicable Law to be voted on by Parent’s shareholders in connection with the Parent Share Capital Increase, (y) the deletion of article 30 of Parent’s articles of incorporation and (y) any other matter that would not reasonably be expected to materially impede or materially delay the obtaining of the Parent Shareholder Approval) that Parent shall propose to be acted on by the shareholders of Parent at the Parent Shareholders Meeting (including any adjournment or postponement thereof).
Section 7.06. Lender Consents. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Lender Consents reasonably promptly following the date hereof, prior to the closing of the Rights Offering and prior to the End Date. Parent shall use its commercially reasonable efforts to deliver to the agent under each Facilities Agreement a consent request, which shall provide that consent to the Merger is conditioned upon completion of the Rights Offering, reasonably promptly after the date of this Agreement. Notwithstanding anything to the contrary, neither Parent nor any of its Subsidiaries shall be required to, and neither the Company nor any of its Subsidiaries shall, pay, or offer to pay, any money to any Person in order to obtain the Lender Consents, including any “consent fee” or similar payment.
Section 7.07. Manager Consents. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Manager Consents as promptly as reasonably practicable following the date hereof, prior to the closing of the Rights Offering and prior to the End Date.
ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY
The parties hereto agree that:
Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary Filings and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.
(b) To the extent permitted by Applicable Law, and subject to Section 8.01(a), each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any Filing and in connection with any investigation or other inquiry, including any Proceeding initiated by a private party, (ii) promptly inform the other party of any Filing or communication received from, or intended to be given to, any Governmental Authority and of any material communication received or intended to be given in connection with any Proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and prior to submitting any Filing, substantive written communication, correspondence or other information or response by such party to any Governmental Authority (or members of the staff of any Governmental Authority) or in connection with any Proceeding by a private party, the submitting party shall permit the other party and its counsel the opportunity to review as reasonably in advance as practicable under the circumstances, and consider in good faith the comments of the other party in connection with, any such Filing, communication or inquiry and further each of the Company and Parent shall furnish each other with a copy of any Filing, communication or, if in written form, inquiry, it or any of its Affiliates makes to or receives from any Governmental Authority or in connection with any Proceeding by private party, in each case regarding any of the transactions contemplated hereby, and (iii) consult with each other in advance of any meeting or conference with any such Governmental Authority or, in connection with any Proceeding by a private party, with any other Person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.
(c) Notwithstanding anything to the contrary in this Agreement, in no event shall the Company have any liability for, or be deemed to breach, violate or fail to perform any of the provisions of this Agreement by reason of, any action taken or omitted to be taken by the Company, any of the Company’s Subsidiaries or any of its or their respective Representatives at the direction of Parent, any of Parent’s Affiliates or any of its or their respective Representatives.
Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Parent Disclosure Documents, (ii) in determining whether any action by or in respect of, or Filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts in connection with the consummation of the transactions contemplated by this Agreement and (iii) subject to Section 8.01(a), in taking such actions or making any such Filings, furnishing information required in connection therewith or with the Company Disclosure Documents and the Parent Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.
Section 8.03. Public Announcements. Promptly following the execution and delivery hereof, each party may issue a press release announcing the execution of this Agreement and the transactions contemplated hereby in the forms previously agreed upon by the Company and Parent. Following such initial press release, (a) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and (b) the Company shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of Parent; provided, however, that the restrictions set forth in this Section 8.03 shall not apply to any release or public statement (i) required by Applicable Law or any applicable listing authority (in which case the parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure and (y) cooperate (at the other party’s expense) in connection with the other party’s efforts to obtain a protective order), (ii) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02 (or by Parent in response thereto) or (iii) in customary form, issued by Parent in connection with the Parent Shareholders Meeting or Rights Offering. Notwithstanding the foregoing, the parties may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements.
Section 8.04. Notice of Certain Events. Each of the Company and Parent shall promptly notify the other of:
(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(b) any notice or other communication received by the Company or any of its Affiliates or Parent or any of its Affiliates from any Governmental Authority in connection with the transactions contemplated by this Agreement;
(c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to this Agreement or the consummation of the transactions contemplated hereby; and
(d) any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder;
provided that the delivery of any notice pursuant to this Section 8.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and the failure to comply with this Section 8.04 will not constitute the failure of any condition set forth in Article 9 to be satisfied unless the underlying facts and circumstances would independently result in the failure of a condition set forth in Article 9.
ARTICLE 9
CONDITIONS TO THE MERGER
Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or (to the extent permissible under Applicable Law) waiver of the following conditions:
(a) the Company Shareholder Approval shall have been obtained in accordance with Applicable Law; and
(b) no provision of any Applicable Law shall restrain, enjoin, prohibit or otherwise make illegal the consummation of the Merger or any of the other transactions contemplated hereby.
Section 9.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:
(a) (i) the representations and warranties of the Company contained in Section 4.05(b) shall be true and correct, subject only to de minimis exceptions, at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein), subject only to de minimis exceptions, only at and as of such time), (ii) the representations and warranties of the Company contained in the first sentence of Section 4.01, Section 4.02, Section 4.04(a), Section 4.05 (except for Section 4.05(b)) and the first sentence of Section 4.06(b), shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time), and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;
(c) Parent shall have received a certificate signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(b);
(d) Parent shall have settled and completed the Rights Offering;
(e) Parent shall have received the Lender Consents; and
(f) Parent shall have received the Manager Consents.
Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further condition:
(a) (i) the representations and warranties of Parent contained in the first sentence of Section 5.01, Section 5.02, Section 5.04(a) and Section 5.06 shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time), (ii) all other representations and warranties of Parent and Merger Subsidiary contained in this Agreement shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) at and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) only as of such time), except, in the case of this clause (ii) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(b) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; and
(c) the Company shall have received a certificate signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b).
ARTICLE 10
TERMINATION
Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval or adoption of this Agreement by the shareholders of the Company or Parent):
(a) by mutual written agreement of the Company (at the direction of the Special Committee) and Parent;
(b) by either the Company (at the direction of the Special Committee) or Parent, if:
(i)  the Merger shall not have been consummated on or before 5:00 p.m. (New York City time) on December 18, 2020 (the “End Date”); provided that if any of the conditions set forth in Section 9.02(d), Section 9.02(e) or Section 9.02(f) have not been satisfied, but all of the other conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived by Parent in writing (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied), the End Date may be extended by either party to a date not beyond April 18, 2021 and such date, as so extended, shall be the “End Date”; and provided further that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;
(ii) the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting (including any postponement thereof); provided that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to Parent if it has not complied with its obligations under Section 6.03; or
(iii) there shall be any Applicable Law that (A) makes consummation of the Merger or any of the other transactions contemplated hereby illegal or otherwise prohibited or (B) enjoins the Company, Parent or Merger Subsidiary from consummating the Merger or any other transactions contemplated hereby and in each case if such Applicable Law is an Order, such Order shall have become final and nonappealable;
(c) by Parent if:
(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02(a) or Section 9.02(b), as applicable, not to be satisfied, and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, has not been cured by the Company within 30 days after receipt by the Company of written notice from Parent of such breach or failure to perform;
(d) by the Company if:
(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) or Section 9.03(b), as applicable, not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, has not been cured by Parent within 30 days after receipt by Parent of written notice from the Company of such breach or failure to perform.
The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party, specifying the provision of this Agreement pursuant to which such termination is effectuated.
Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder or Representative of such party) to the other party hereto; provided that, if such termination shall result from either party’s fraud or the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) breach of this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02, Section 8.03, Section 10.03, Section 11.01, Section 11.03, Section 11.07, Section 11.08 and Section 11.09 shall survive any termination hereof pursuant to Section 10.01.
Section 10.03 Parent Termination Fee.
(a) If this Agreement is terminated by (i) either party pursuant to Section 10.01(b)(i) and at the time of such termination any of the conditions set forth in Section 9.02(d), Section 9.02(e) or Section 9.02(f) have not been satisfied, but all of the other conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived by Parent in writing (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied), (ii) either party pursuant to Section 10.01(b)(ii) or (iii) the Company pursuant to Section 10.01(d) (or pursuant to another provision of Section 10.01 at a time when this Agreement is terminable pursuant to Section 10.01(d)) (any such termination, a “Specified Termination”), then Parent shall, within two Business Days of any such Specified Termination by the Company or simultaneously with any such Specified Termination by Parent, and as a condition to the effectiveness of any such Specified Termination by Parent, pay to the Company, in cash by wire transfer of immediately available funds to the account designated in writing by the Company, an amount equal to (x) $6,000,000, or (y) in the event that the End Date is extended beyond December 18, 2020 pursuant to Section 10.01(b)(i), $12,000,000 (such applicable amount, the “Parent Termination Fee”). In no event shall the Parent Termination Fee be payable on more than one occasion.

(b) Each party acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement.
ARTICLE 11
MISCELLANEOUS
Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email, so long as a receipt of such email is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:
Dufry AG
Brunngässlein 12,
CH – 4010
Basel, Switzerland
Attention:	Legal Department
Email:	legal@dufry.com
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Daniel Brass
Email:	daniel.brass@davispolk.com
if to the Company, to:
Hudson Ltd.
4 New Square, Bedfont Lakes
Feltham, Middlesex TW148HA
United Kingdom
Attention:	Legal Department
Email:	legal@hudsongroup.com
with a copy (which shall not constitute notice) to:
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention:	Richard Hall, Esq.
David J. Perkins, Esq.
Email:	RHall@cravath.com
DPerkins@cravath.com
or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.
Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.
Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver by the Company shall be approved by the Special Committee and

(ii) there shall be no amendment or waiver that would require the approval of the shareholders of the Company under Applicable Law without such approval having first been obtained.
(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 11.04. Expenses. Except as set forth in Section 10.03 or as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 11.05. Disclosure Schedule and SEC Document References. The parties hereto agree that the disclosure of any item, matter or event in a particular Section of either the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.
Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.02, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except (i) that Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates at any time and (ii) after the Effective Time, Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.
Section 11.07. Governing Law. This Agreement and all claims and causes of action arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger.
Section 11.08. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall (except to the extent any such proceeding mandatorily must be brought in Bermuda) be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.
Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
Section 11.11. Entire Agreement; No Other Representations and Warranties. (a) This Agreement, the Annexes and Exhibits attached hereto and the Company Disclosure Schedule constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
(b)  Each of Parent and Merger Subsidiary acknowledges that it and its Representatives have been permitted full and complete access to the books and records, facilities, equipment, tax returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Company’s Subsidiaries that Parent, Merger Subsidiary or their respective Subsidiaries have desired or requested to see or review, and that Parent, Merger Subsidiary and their respective Representatives have had a full opportunity to meet with the officers and employees of the Company and the Company’s Subsidiaries to discuss the business of the Company and the Company’s Subsidiaries. Each of Parent and Merger Subsidiary acknowledges that, except as expressly set forth in this Agreement, (i) none of the Company nor any of the Company’s Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, Representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of the Company’s Subsidiaries or their respective businesses or operations, (ii) neither Parent nor Merger Subsidiary has relied on any representation or warranty from the Company or any other Person in determining to enter into this Agreement and (iii) none of the Company or any other Person shall have or be subject to any liability to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary of, or Parent or Merger Subsidiary’s use of, any such information, including any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any Representative of the Company in any “data rooms” or management presentations or in any other form in expectation of the transactions contemplated hereby. Each of Parent and Merger Subsidiary acknowledges that, should the Closing occur, the assets of the Company and its Subsidiaries shall be acquired without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.
Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the valid termination of this Agreement pursuant to Section 10.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 11.08, in addition to any other remedy to which they are entitled at law or in equity.
[The remainder of this page has been intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

HUDSON LTD.

By:	/s/ Roger Fordyce
Name: Roger Fordyce
Title: Chief Executive Officer

DUFRY AG

By:	/s/ Juan Carlos Torres
Name: Juan Carlos Torres
Title: Chairman

By:	/s/ Julian Diaz
Name: Julian Diaz
Title: Chief Executive Officer

DUFRY HOLDCO LTD.

By:	/s/ Yves Gerster
Name: Yves Gerster
Title: Director

By:	/s/ David Haldimann
Name: David Haldimann
Title: Director

Annex B
Dated [•] 2020
(1)	DUFRY AG
(2)	DUFRY HOLDCO LTD.
(3)	HUDSON LTD.
STATUTORY MERGER AGREEMENT

B-i

THIS MERGER AGREEMENT is dated          2020
PARTIES
(1)	Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under the laws of Switzerland having its registered office at Brunngässlein 12, 4052 Basel, Switzerland (Parent);
(2)	Dufry Holdco Ltd., an exempted company incorporated under the laws of Bermuda having its registered office at Canons Court, 22 Victoria Street Hamilton HM12 (Merger Subsidiary); and
(3)	Hudson Ltd., an exempted company incorporated under the laws of Bermuda having its registered office at 2 Church Street, Hamilton HM11, Bermuda (Company).
BACKGROUND
(A)	Merger Subsidiary is an indirect wholly-owned subsidiary of Parent.
(B)
Pursuant to the Agreement and Plan of Merger by and among Parent, Merger Subsidiary, Company, dated August 18, 2020 (Plan of Merger), and subject to the terms and conditions set forth therein, Parent, Merger Subsidiary and Company have agreed that Merger Subsidiary will merge with and into Company (Merger), with Company continuing as the Surviving Company, in accordance with the provisions of the Companies Act 1981 of Bermuda, as amended (Companies Act).

(C)	This Agreement is the Statutory Merger Agreement referred to in the Plan of Merger.
AGREED TERMS
1.	DEFINITIONS
Unless otherwise defined herein, capitalised terms have the same meaning as used and defined in the Plan of Merger.
2.	EFFECTIVENESS OF MERGER
2.1
The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Plan of Merger and in accordance with the Companies Act, at the Effective Time Merger Subsidiary shall be merged with and into Company with Company continuing as the Surviving Company.

2.2	The Surviving Company will continue to be a Bermuda exempted company under the conditions of this Agreement and the Plan of Merger.
2.3
The Merger shall be conditional on the satisfaction or waiver on or before the Effective Time of each of the conditions to Merger identified in Article 9 of the Plan of Merger and the issuance of the Certificate of Merger by the Registrar, such certificate to be issued on the Closing Date.

2.4	The Merger shall become effective at the time and date shown on the Certificate of Merger issued by the Registrar of Companies in Bermuda.
2.5
Pursuant to Section 2.01(c) of the Plan of Merger, the parties to this Agreement have agreed to request that the Registrar of Companies in Bermuda provides in the Certificate of Merger that the Effective Time will be at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application, on the Closing Date.

3.	NAME OF SURVIVING COMPANY
The Surviving Company shall continue to be named “Hudson Ltd.”.
4.	MEMORANDUM OF ASSOCIATION
The memorandum of association of the Surviving Company shall be the memorandum of association of the Company immediately prior to the Effective Time until thereafter amended as provided therein or in accordance with Applicable Law.

5.	BYE-LAWS
The bye-laws of the Surviving Company shall be in the form of the bye-laws of Merger Subsidiary in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to Applicable Law, except that references to the name of Merger Subsidiary shall be replaced by references to the name of the Surviving Company.
6.	DIRECTORS
The persons whose names and addresses are set out below, shall be the Board of Directors of the Surviving Company until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal in accordance with the bye-laws of the Surviving Company and Applicable Law:
NAME	ADDRESS
Juan Carlos Torres Carretero	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
Julián Díaz González	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
James Cohen	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
Roger Fordyce	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
Andrés Holzer Neumann	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
Joaquín Moya-Angeler Cabrera	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
James E. Skinner	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
Eugenia M. Ulasewicz	c/o Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom
7.	EFFECT OF MERGER ON SHARE CAPITAL
7.1	Conversion of Shares
(a)	Except as otherwise provided in Section 7.1(b), 7.1(c) or 7.3, each Class A Share, issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the

Merger Consideration. As of the Effective Time, all such Class A Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03 of the Plan of Merger, without interest.
(b)
Each Class A Share held by the Company as treasury shares or owned by Parent or Merger Subsidiary immediately prior to the Effective Time, shall be canceled and shall cease to exist, no right to the Merger Consideration shall arise in respect of such shares and no payment shall be made with respect thereto.

(c)
Each Class A Share held by any Subsidiary of either the Company or Parent (other than the Merger Subsidiary) immediately prior to the Effective Time shall be cancelled and shall cease to exist, no right to the Merger Consideration shall arise in respect of such shares and no payment shall be made with respect thereto.

(d)	Each Class B Share, shall be converted into one fully paid and nonassessable common share of the Surviving Company without any further consideration payable in respect thereof.
(e)
Each common share of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable common share of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall, together with the shares contemplated by Section 7.1(d) of this Agreement (and Section 2.02(d) of the Plan of Merger), constitute the only issued and outstanding shares of the share capital of the Surviving Company.

7.2	Restricted Stock Units
At the Effective Time, each Vested Company RSU shall be canceled, and the Company shall pay the holder of any such award at or promptly after the Effective Time, but in no event later than 60 days following the date on which such Vested Company RSU became vested, an amount in cash equal to the product of the Merger Consideration and the number of Shares represented by such award. Notwithstanding the foregoing, in the event that the Company determines prior to the Closing that any Vested Company RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, and that it is not permitted to be paid as described in the immediately preceding sentence without triggering a tax under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a tax under Section 409A of the Code as determined by the Company prior to the Closing.
7.3	Dissenting Shares
Notwithstanding Section 2.02 of the Plan of Merger (and Section 7.1 of this Agreement), Dissenting Shares shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect, effectively withdraws or otherwise loses or waives any right to appraisal (each, an “Appraisal Withdrawal”). Subject to the foregoing, any holder of Dissenting Shares shall, in lieu of the Merger Consideration, be entitled to the Appraised Fair Value, by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. In the event of a holder’s Appraisal Withdrawal, such holder’s Class A Shares shall be canceled and converted as of the Effective Time into the right to receive the Merger Consideration for each such Class A Share.
7.4	Adjustments
If during the period between the date of this Agreement and the Closing, the outstanding Class A Shares (or securities convertible or exchangeable into, or exercisable for, Class A Shares) shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, consolidation, sub-division (including reverse share split) or combination, exchange or readjustment of Class A Shares, or bonus issue thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.
8.	SETTLEMENT OF MERGER CONSIDERATION
Promptly after the Effective Time the exchange procedures identified in Section 2.03 of the Plan of Merger shall be implemented.

9.	MISCELLANEOUS
9.1	Termination, Amendment and Waiver
(a)
This Agreement shall terminate upon the earliest to occur of: (i) agreement in writing between Parent, Merger Subsidiary and Company at any time prior to the Effective Time; and (ii) automatically upon termination of the Plan of Merger in accordance with its terms. Without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto (including those which have accrued under the Plan of Merger), if this Agreement is terminated pursuant to this Section then this Agreement shall terminate and there shall be no other liability between Parent and Merger Subsidiary, on the one hand, or Company, on the other hand.

(b)	The amendment and waiver provisions set out in Section 11.03 of the Plan of Merger shall apply to this Agreement mutatis mutandis.
9.2	Entire Agreement
This Agreement, the Plan of Merger and any documents referred to in this Agreement constitute the entire agreement between the parties with respect to the subject matter of and the transactions referred to herein and supersede any previous arrangements, understandings and agreements between them relating to such subject matter and transactions.
9.3	Execution in Counterparts
This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.
10.	NOTICES
The notice provisions set out in Section 11.01 of the Plan of Merger shall apply to this Agreement mutatis mutandis.
11.	GOVERNING LAW
The terms and conditions of this agreement and the rights of the parties hereunder shall be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this agreement hereby irrevocably agree that the courts of Bermuda shall have non-exclusive jurisdiction in respect of any dispute, suite, action arbitration or proceedings (Proceedings) which may arise out of or in connection with this agreement and waive any objection to Proceedings in courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.
IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date stated at the beginning of it.

SIGNATORIES
SIGNED for and on behalf of PARENT	)
)
)
)
Authorised signatory
Name:
Position:
SIGNED for and on behalf of MERGER SUBSIDIARY	)
)
)
)

Authorised signatory
Name:
Position:
SIGNED for and on behalf of COMPANY	)
)
)
)

Authorised signatory
Name:
Position:

Annex C

August 17, 2020
The Special Committee of the Board of Directors
Hudson Ltd.
4 New Square
Bedfont Lakes
Feltham, Middlesex TW14 8HA
United Kingdom
Dear Members of the Special Committee:
We understand that Hudson Ltd., a Bermuda exempted company (“Company”), Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (“Parent”), and Dufry Holdco Ltd, a Bermuda exempted company and a wholly owned indirect subsidiary of Parent (“Merger Sub”), propose to enter into (i) an Agreement and Plan of Merger, dated as of August 18, 2020 (the “Merger Agreement”) and (ii) a Statutory Merger Agreement, to be dated as of the Closing Date (as defined in the Merger Agreement), in the form attached to the Merger Agreement (collectively, the “Agreements”). Pursuant to the Agreements, Merger Sub will be merged with and into Company (the “Transaction”). In the Transaction, each Class A common share, par value $0.01 per share, of Company (“Class A Share”), other than (i) each Class A Share owned by Parent or any of its subsidiaries and (ii) each Class A Share held by holders who are entitled to and properly demand an appraisal of such Class A Share (holders of the Class A Shares described in (i) and (ii), “Excluded Holders”), will be converted into the right to receive $7.70 in cash (the “Consideration”). Pursuant to the Agreements, each Class B common share, par value $0.001 per share, of Company (“Class B Share”) will be converted into one fully paid and nonassessable common share of the Surviving Company (as defined in the Merger Agreement) (the “Class B Conversion”). The terms and conditions of the Transaction are more fully set forth in the Agreements.
You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Class A Shares (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.
In connection with this opinion, we have:
(i)	Reviewed the financial terms and conditions of drafts, each dated August 17, 2020, of the Agreements;
(ii)	Reviewed certain publicly available historical business and financial information relating to Company;
(iii)
Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, including alternative sets of financial projections prepared by the management of Company at the request of the Special Committee and identified as Initial Management Plan and Adjusted Management Plan, which assume, respectively, a recovery in business travel to pre-COVID levels and a recovery in business travel that is 20% below pre-COVID levels;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;
(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;
(vi)	Reviewed historical stock prices and trading volumes of Class A Shares; and
(vii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.
We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. The Special Committee has advised us that Adjusted Management Plan best reflects the anticipated future financial performance of Company;

accordingly, at the direction of the Special Committee we have utilized Adjusted Management Plan for purposes of our analyses in connection with this opinion. With respect to the financial forecasts utilized in our analyses, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based, including with respect to the potential effects of the COVID-19 pandemic on such forecasts or assumptions.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among others, the COVID-19 pandemic, may or may not have an effect on Company and we are not expressing an opinion as to the effects of such volatility or such disruption on Company. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Class A Shares may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.
In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreements, without any waiver or modification of any material terms or conditions. You have advised us, and we have assumed, that the Agreements, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company and the Special Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or the Class B Conversion, or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. Our financial analysis did not take into account any potential differences in the value of the Class A Shares and Class B Shares as a result of the different terms thereof. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.
Lazard Freres & Co. LLC (“Lazard”) is acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We or our affiliates in the past have provided, and in the future may provide certain investment banking services to Parent or its affiliates, for which we have received and may receive compensation, including having provided certain advisory services to the Parent in the past two years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.
Our engagement and the opinion expressed herein are for the benefit of the Special Committee (in its capacity as such) and our opinion is rendered to the Special Committee in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Class A Shares (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.
Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ Albert H. Garner
Albert H. Garner
Managing Director

Annex D

August 19, 2020
Hudson Ltd.
Bermuda
Address of principal executives:
 4 New Square
 Bedfont Lakes
 Feltham, Middlesex, TW14 8HA
 United Kingdom
Members of the Special Committee of the Board of Directors:
You have engaged Banco Santander, S.A. (“SANTANDER”, “we”, “us” or “our”), to serve as an independent financial advisor, to the special committee (the “Special Committee”) of the board of directors (the “Board”) of Hudson Ltd., (the “Company”), to provide an opinion as to the fairness, from a financial point of view, of the cash consideration (the “Consideration”) to be received by the holders of shares of the Company’s Class A Common Shares (the “Common Shares”) (other than Dufry AG (“DUFRY”) and DUFRY’s affiliates) to be paid in the proposed Transaction (as defined herein) (the “Opinion”). The “Transaction” involves the possible sale, directly or indirectly, in one or a series of transactions, to DUFRY or any affiliate thereof, of all or a significant portion of the Common Shares not currently owned by DUFRY. The Company, together with DUFRY, are herein defined as the “Parties”.
In connection with preparing this Opinion, we have, among other things:
i.	compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant;
ii.
compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies;

iii.	reviewed the current and historical market prices of the Common Shares and certain publicly traded securities of such other companies;
iv.	reviewed certain internal financial analyses and forecasts prepared by the management of the Company (“Management”) relating to its business (the “Management Projections”);
v.	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;
vi.	reviewed a draft of the Agreement and Plan of Merger, dated August 16, 2020 (the “Draft Agreement”);
vii.	reviewed current and historical trading prices and trading volume for the Common Shares; and
viii.	performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this Opinion.
In addition, we have held discussions with certain members of Management and the Special Committee with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Management Projections, we have been advised by the Company, and have assumed, at the direction of the Special Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Management of the future financial performance of the Company. We express no view as to such analyses or forecasts or the assumptions on which they were based. Furthermore, we express no view as to the estimates prepared by Management with respect to the Company’s net operating loss tax carry forwards (“NOLs”) and the Company’s ability to utilize such NOLs to achieve future tax savings. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the solvency or fair value of the Company or DUFRY under any applicable state, federal or other laws relating to bankruptcy, insolvency or similar matters. In providing this Opinion, we have assumed, at the direction of the Special Committee, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction. In addition, we have assumed, at the direction of the Special Committee that the final executed agreement will not differ in any material respect from the Draft Agreement reviewed by us.
We do not express any view on, and this Opinion does not address, any other term or aspect of the Transaction or the transactions contemplated thereby or any term or aspect of any agreement or instrument contemplated by the Transaction or entered into or amended in connection therewith, including, without limitation, the form or structure of the Transaction. We were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transaction that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction.
We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parties and their respective legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. Our Opinion is necessarily based on economic, market, tax and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this Opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this Opinion. Our Opinion is limited to the fairness, from a financial point of view, of the Consideration and we express no opinion or view as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Common Shares in the Transaction or with respect to the fairness of any such compensation.

We will receive a fee for rendering this Opinion which is not contingent upon the successful consummation of the Transaction or the conclusion contained in this Opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial and/or investment banking relationships with DUFRY, for which SANTANDER and its affiliates have received customary compensation. Such services by SANTANDER and/or its affiliates during such period have included SANTANDER and/or its affiliates’ acting as Joint Bookrunner in the initial public offering of Hudson Ltd. in 2018 and acting as Global Coordinator and Bookrunner in the €750 million senior notes issuance in 2019. In addition, SANTANDER is also a provider of cash management, working capital solutions, guarantees and risk management products to DUFRY in Europe and South America. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or DUFRY for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
The issuance of this Opinion has been approved by a fairness opinion committee of SANTANDER. This letter is provided to the Special Committee (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This Opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This Opinion may be reproduced in full in any filings in connection with the Transaction to the extent required pursuant to applicable laws, but may not otherwise be disclosed publicly in any manner without our prior written approval.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Common Shares (other than DUFRY and DUFRY’s affiliates) in the proposed Transaction is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Banco Santander, S.A.

BANCO SANTANDER, S.A.

ANNEX E
Shareholder approval
106 (1)
The directors of each amalgamating or merging company shall submit the amalgamation agreement or merger agreement for approval to a meeting of the holders of shares of the amalgamating or merging company of which they are directors and, subject to subsection (4), to the holders of each class of such shares.

(2)	A notice of a meeting of shareholders complying with section 75 shall be sent in accordance with that section to each shareholder of each amalgamating or merging company, and shall-
(a)	include or be accompanied by a copy or summary of the amalgamation agreement or merger agreement; and
(b)	subject to subsection (2A), state-
(i)	the fair value of the shares as determined by each amalgamating or merging company; and
(ii)	that a dissenting shareholder is entitled to be paid the fair value of his shares.
(2A)	Notwithstanding subsection (2)(b)(ii), failure to state the matter referred to in that subsection does not invalidate an amalgamation or merger.
(3)	Each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.
(4)
The holders of shares of a class of shares of an amalgamating or merging company are entitled to vote separately as a class in respect of an amalgamation or merger if the amalgamation agreement or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares for the purposes of section 47.

(4A)
The provisions of the bye-laws of the company relating to the holding of general meetings shall apply to general meetings and class meetings required by this section provided that, unless the bye-laws otherwise provide, the resolution of the shareholders or class must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

(5)	An amalgamation or merger agreement shall be deemed to have been adopted when it has been approved by the shareholders as provided in this section.
(6)
Any shareholder who did not vote in favour of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A)	Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either-
(a)	to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or
(b)	to terminate the amalgamation or merger in accordance with subsection (7).
(6B)
Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated or surviving company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C)	No appeal shall lie from an appraisal by the Court under this section.
(6D)	The costs of any application to the Court under this section shall be in the discretion of the Court.
E-1

(7)
An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.

[Section 106 amended by 1994:22 effective 13 July 1994; amended by 2011 : 43 s. 27 effective 18 December 2011]
E-2

ANNEX F

PRELIMINARY - SUBJECT TO COMPLETION

2020 SPECIAL GENERAL MEETING

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your proxy voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on [*], 2020, the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic proxy voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/HUD2020SM**

You may attend the meeting via the Internet and vote during the meeting. Have your proxy card in hand and follow the instructions provided during the meeting.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your proxy voting instructions up until 11:59 p.m. Eastern Time on [*], 2020, the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you submit this proxy card by mail, it must be received no later than 11:59 p.m. Eastern Time on [*], 2020.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D26039-S12025 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HUDSON LTD.

PRELIMINARY - SUBJECT TO COMPLETION

The Board of Directors recommends you vote FOR the following proposal:	**For**	**Against**	**Abstain**
1. To approve and adopt the merger agreement and statutory merger agreement between Hudson Ltd., Dufry AG and Dufry Holdco Ltd. and the transactions contemplated thereby, including the merger pursuant to which Hudson Ltd. will become an indirect wholly owned subsidiary of Dufry AG.	☐	☐	☐

Note: Hudson Ltd. will transact no other business at the Special General Meeting, except such business as may properly be brought before the Hudson Ltd. Special General Meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon and date. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign and date. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

F-1

Important Notice Regarding the Availability of Proxy Materials for the Hudson Ltd. Special General Meeting:
The Notice, Shareholder Circular and Proxy Card are available at www.proxyvote.com.

D26040-S12025

PRELIMINARY - SUBJECT TO COMPLETION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HUDSON LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS [*], 2020 AT [TBD] [TIME ZONE]

The undersigned shareholder(s) hereby appoint(s) [TBD], as proxy, with the power to appoint his/her substitute, and hereby authorizes him/her to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of any class of Hudson Ltd. that the shareholder(s) is/are entitled to vote at the Hudson Ltd. Special General Meeting to be held exclusively online via live webcast on [*], 2020 at [TBD] [TIME ZONE], and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If this proxy is signed but no such direction is made, this proxy will be voted as recommended by the Hudson Ltd. Board of Directors. If any other business is presented at the Hudson Ltd. Special General Meeting, this proxy will be voted by the above named proxies at the direction of the Hudson Ltd. Board of Directors. This proxy revokes any prior proxy given by the undersigned.

Continued and to be signed on reverse side

F-2